Filed Pursuant to Rule 424(b)(1)
Registration No. 333-111904

6,000,000 Shares

Ultra Clean Holdings, Inc.

Common Stock

     Prior to the offering, there has been no public market for our common stock. Our common stock has been approved for quotation on The Nasdaq National Market under the symbol “UCTT.”

     The underwriters have an option to purchase a maximum of 900,000 additional shares from the selling stockholder to cover over-allotments of shares.

     Investing in our common stock involves risks. See “Risk Factors” on page 7.

		Underwriting
	Price to	Discounts and	Proceeds to
	Public	Commissions	Ultra Clean

Per Share	$7.00	$0.49	$6.51
Total	$42,000,000	$2,940,000	$39,060,000

     Delivery of the shares of common stock will be made on or about March 30, 2004.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston	JPMorgan

Banc of America Securities LLC	Piper Jaffray

The date of this prospectus is March 24, 2004.

PROSPECTUS SUMMARY
THE OFFERING
SUMMARY CONSOLIDATED FINANCIAL INFORMATION
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
PRINCIPAL AND SELLING STOCKHOLDERS
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
SHARES ELIGIBLE FOR FUTURE SALE
DESCRIPTION OF CAPITAL STOCK
MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF COMMON STOCK
UNDERWRITING
NOTICE TO CANADIAN RESIDENTS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND ADDITIONAL INFORMATION
INDEX TO FINANCIAL STATEMENTS

      You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate as of the date of this document.

Dealer Prospectus Delivery Obligation

      Until April 18, 2004, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

PROSPECTUS SUMMARY

      This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that may be important to you. You should read this entire prospectus, including the section entitled “Risk Factors” and our consolidated financial data and related notes, before making an investment decision. References in this prospectus to “Ultra Clean,” “we,” “us,” “our” and “our company” refer to Ultra Clean Holdings, Inc. and Ultra Clean Technology Systems and Service, Inc. unless otherwise specified. The Ultra Clean Technology logo is our registered trademark. In addition, this prospectus contains trademarks, service marks and trade names of companies and organizations other than Ultra Clean Holdings, Inc.

Ultra Clean Holdings, Inc.

      We are a developer and supplier of critical subsystems for the semiconductor capital equipment industry, focusing on gas delivery systems. We develop, design, prototype, engineer, manufacture and test gas delivery systems that enable the precise delivery of numerous specialty gases used in a majority of the key steps in the semiconductor manufacturing process. Our products control the flow, pressure, sequencing and mixing of specialty gases into and out of the process chambers of semiconductor manufacturing tools. Our customers are primarily original equipment manufacturers, or OEMs, of semiconductor capital equipment. These OEMs outsource the manufacturing of their gas delivery systems in order to improve the efficiency and reduce the costs of their design and manufacturing processes. Our system designs are reconfigurable and can accommodate different components and additional functionality with each new generation of semiconductor devices. We do not sell standard systems but design and develop each product in collaboration with our customers. We had sales of $84.3 million and $77.5 million for the years ended December 31, 2002 and 2003.

Our Solution

      We offer our customers:

      A complete outsourced solution for gas delivery systems. We provide our OEM customers with a complete outsourced solution for the development, design, prototyping, engineering, manufacturing and testing of advanced gas delivery systems. Our engineers work with our customers to customize and improve the design and performance of their gas delivery systems, in addition to ensuring that our products comply with applicable safety and environmental regulations and industry standards. We also manage supply chain logistics and perform comprehensive testing and qualification of final gas delivery systems to help our customers improve their manufacturing efficiencies, design-to-delivery cycle times, capital utilization and product operating characteristics.

      Improved design-to-delivery cycle times. Our strong relationships with our customers and familiarity with their products and requirements help us to reduce design-to-delivery cycle times. We have optimized our supply chain management, coordination of design and manufacturing stages of production, logistics expertise and manufacturing controls to reduce design-to-delivery cycle times, allowing us to rapidly respond to order requests and quickly reconfigure product designs to meet end-users’ constantly changing requirements.

      Component neutral design and manufacturing. We do not manufacture any of the components used in gas delivery systems and are therefore component neutral. This enables us to optimize overall designs for our customers by recommending the best available components on the basis of technology, performance and cost for incorporation into their gas delivery systems. Our component neutral position also enables us to maintain close relationships with a wide range of component suppliers who view us solely as a customer rather than as a competitor.

      Component testing capabilities. We have made significant investments in advanced analytic and automated test equipment and utilize our engineering expertise to test key components that we incorporate into our gas delivery systems. With our component testing capabilities, we can perform diagnostic tests, design verification and failure analysis. Our component test capabilities provide us with insight into future technological trends and our customers with an important value-added service.

Our Strategy

      Our objective is to be the leading supplier of advanced gas delivery systems that are critical to the semiconductor manufacturing process. Our strategy is comprised of the following key elements:

      Increase our market share at existing customers. We believe that a significant market opportunity exists to grow our business with sales to our existing customers by gaining market share from our competitors and by obtaining new business in different product families as our customers continue to outsource their gas delivery system requirements.

      Broaden our customer base by expanding our resources and geographical presence. We plan to continue to attract new customers by promoting both the merits of outsourcing by leading OEMs and our own proven ability to meet the demands of OEMs. As we grow our business, we plan to increase our design, engineering and manufacturing capabilities. We believe significant growth opportunities exist in Europe and Asia.

      Drive profitable growth with our flexible cost structure. In response to changes in demand for our products, we undertake cost containment initiatives and benefit from our supply chain efficiencies. We believe that we are well positioned to respond to an upturn in our business without significant new capital investment. In addition, we believe we can add additional manufacturing personnel and test equipment to meet increased demand.

      Expand into new product markets using our existing expertise. We are committed to expanding beyond gas delivery systems into new product markets such as liquid delivery systems, catalytic steam generation systems and frame assemblies.

      Selectively pursue strategic acquisitions. We plan to accelerate the growth of our business by selectively pursuing strategic acquisitions that will enable us to expand our geographic reach, secure new customers, diversify into complementary product markets and broaden our technological capabilities and product offerings.

Risks Associated With Our Business

      Our business is subject to numerous risks, which are highlighted in the section entitled “Risk Factors” immediately following this prospectus summary, including:

•	The semiconductor capital equipment industry is highly cyclical, with recurring periods of over-supply of semiconductor products that have caused customer orders for our products to fluctuate significantly from period to period.

•	We are dependent on a small number of customers for a significant portion of our sales such that any impairment to our customer relationships would adversely affect our business. If these or other customers do not continue to outsource gas delivery systems for their capital equipment, our revenue would be reduced.

•	We do not have long-term purchase contracts with any of our customers and, as a result, our sales are difficult to forecast. Any significant reductions, cancellations or delays in customer orders could cause our sales to decline and our operating results suffer.

•	We are dependent on a number of single source and sole source suppliers for many of the components we use in our products. We do not have long-term commitments from any of our suppliers and the loss of any of our key suppliers could negatively affect our operations.

•	Our industry is highly competitive and rapidly evolving and we must keep pace with technological changes.

•	We are controlled by Francisco Partners, L.P. such that our other stockholders will be unable to affect the outcome of stockholder voting. In addition, for so long as Francisco Partners owns at least 25% of our outstanding common stock, it will be able to nominate a majority of the members of our board of directors.

Our History

      Our business dates back to 1991 when Mitsubishi Corporation founded Ultra Clean Technology Systems and Service, Inc. Our business was operated as a subsidiary of Mitsubishi until November 2002. It was then acquired by Ultra Clean Holdings, Inc., which we refer to as the Ultra Clean acquisition. Ultra Clean Holdings, Inc. is owned by FP-Ultra Clean LLC (95.2%), a wholly-owned subsidiary of Francisco Partners, L.P., and by some of our key employees (4.8%). After completion of this offering, FP-Ultra Clean, LLC will own approximately 60.0% of our outstanding common stock, assuming no exercise of the underwriters’ over-allotment option. We conduct our operating activities primarily through Ultra Clean Technology Systems and Service, Inc., our wholly-owned subsidiary.

      Our principal executive offices are located at 150 Independence Drive, Menlo Park, California 94025 and our telephone number is (650) 323-4100. We maintain a web site at www.uct.com. The information on our web site is not part of this prospectus.

THE OFFERING

Common stock offered by us	6,000,000 shares

Common stock outstanding after the offering	16,245,395 shares

Over-allotment option granted by the selling stockholder	900,000 shares

Use of proceeds	We estimate that our net proceeds from this offering, after deducting the underwriting discount and estimated offering expenses, including a $2.0 million advisory fee payable to Francisco Partners, will be approximately $35.3 million. We expect to use the net proceeds to redeem $29.3 million of our 5% Series A Senior Notes due 2009, which we refer to as our Series A Senior Notes, held by FP-Ultra Clean, LLC, our principal stockholder, and $1.3 million of our Series A Senior Notes held by some of our key employees, plus accrued interest. We intend to use the remainder of the net proceeds for working capital and general corporate purposes. We will not receive proceeds from any exercise of the underwriters’ over-allotment option. See “Use of Proceeds.”

Nasdaq National Market symbol	UCTT

      The common stock outstanding immediately after the offering is based on 10,245,395 shares outstanding as of December 31, 2003, and excludes:

•	1,055,250 shares subject to options outstanding as of December 31, 2003, at a weighted average exercise price of $1.00 per share;

•	62,500 shares of restricted common stock granted in March 2004 under our Amended and Restated 2003 Stock Incentive Plan;

•	1,999,677 shares available for future issuance under our Amended and Restated 2003 Stock Incentive Plan, 210,750 of which will be subject to options to be granted to our non-employee directors and some of our employees upon completion of this offering at an exercise price equal to the initial public offering price; and

•	555,343 shares reserved for issuance under our Employee Stock Purchase Plan.

      Except as otherwise indicated, all information in this prospectus assumes:

•	a one for four reverse stock split that was effected on March 2, 2004;

•	the redemption of $30.6 million aggregate principal amount of our Series A Senior Notes, plus accrued interest, with a portion of the net proceeds of this offering; and

•	no exercise of the underwriters’ over-allotment option.

SUMMARY CONSOLIDATED FINANCIAL INFORMATION

      The following table presents our summary consolidated financial information. You should read this information together with the “Selected Consolidated Financial Information,” our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Ultra Clean Holdings, Inc. (Ultra Clean) was incorporated in October 2002 for the purpose of acquiring Ultra Clean Technology Systems and Service, Inc. (Predecessor) from Mitsubishi and did not have any significant operations prior to the Ultra Clean acquisition on November 15, 2002. Summary financial data for the periods prior to the Ultra Clean acquisition on November 15, 2002 are derived from the financial statements of Predecessor. The following financial information may not be indicative of our future performance.

	Predecessor

				Jan. 1,	Nov. 16,
				2002	2002
	Years Ended December 31,			through	through	Year Ended
				Nov. 15,	Dec. 31,	Dec. 31,
	1999	2000	2001	2002	2002	2003

	(amounts in thousands, except per share amounts)
Consolidated Statements of Operations Data:
Sales	$39,574	$83,001	$76,486	$76,338	$7,916	$77,520
Cost of goods sold	32,878	68,242	66,129	66,986	7,972	67,313

Gross profit (loss)	6,696	14,759	10,357	9,352	(56)	10,207

Operating expenses
Research and development	399	518	613	634	99	1,155
Sales and marketing	1,054	1,241	1,302	1,586	332	2,276
General and administrative	2,600	3,746	3,127	6,626	962	4,978
In-process research and development	—	—	—	—	889	—

Total operating expenses	4,053	5,505	5,042	8,846	2,282	8,409

Income (loss) from operations	2,643	9,254	5,315	506	(2,338)	1,798

Other income (expense)
Interest expense, net	(708)	(687)	(436)	(170)	(182)	(1,458)
Other income (expense), net	—	—	(4)	(6)	(4)	—

Total other expense	(708)	(687)	(440)	(176)	(178)	(1,458)

Income (loss) before income taxes	1,935	8,567	4,875	330	(2,516)	340
Income tax (provision) benefit	(172)	136	(1,981)	(642)	667	(232)

Net income (loss)	$1,763	$8,703	$2,894	$(312)	$(1,849)	$108

Net income (loss) per share
Basic	$0.48	$2.36	$0.79	$(0.08)	$(0.21)	$0.01
Diluted	$0.40	$1.95	$0.64	$(0.08)	$(0.21)	$0.01
Shares used in computing net income (loss) per share:
Basic	3,680	3,680	3,680	3,680	8,668	9,976
Diluted	4,421	4,467	4,535	3,680	8,668	10,711

	December 31, 2003

	Actual	As Adjusted

	(unaudited)
	(amounts in thousands)
Consolidated Balance Sheet Data:
Cash	$6,035	$10,320
Working capital	17,519	21,804
Total assets	50,155	54,440
Short- and long-term capital lease and other obligations	558	558
Debt to related parties	30,013	—
Total stockholders’ equity	8,320	42,618

      The preceding table presents a summary of our balance sheet data as of December 31, 2003:

•	on an actual basis; and

•	on an as adjusted basis to give effect to:

•	the sale by us of 6,000,000 shares of common stock in this offering at the initial public offering price of $7.00 per share, after deducting the underwriting discount and estimated offering expenses payable by us, including a $2.0 million advisory fee payable to Francisco Partners; and

•	the redemption of $30.6 million aggregate principal amount of our Series A Senior Notes, plus accrued interest, with a portion of the net proceeds of this offering.

See note 1 of our consolidated financial statements for an explanation of the determination of the number of shares used in computing per share data.

RISK FACTORS

      You should carefully consider the risks and uncertainties described below before making an investment decision. If any of the events or circumstances described below actually occur, our business, financial condition and results of operations could suffer, the trading price of our common stock could decline and you may lose part or all of your investment.

Risks Related to Our Business

The highly cyclical nature of the semiconductor industry and general economic slowdowns could harm our operating results.

      Our business and operating results depend in significant part upon capital expenditures by manufacturers of semiconductors, which in turn depend upon the current and anticipated market demand for semiconductors. Historically, the semiconductor industry has been highly cyclical, with recurring periods of over-supply of semiconductor products that have had a severe negative effect on the demand for capital equipment used to manufacture semiconductors. During these periods, we have experienced significant fluctuations in customer orders for our products. Our sales were $76.5 million in 2001, $84.3 million in 2002 and $77.5 million in 2003. Historically, semiconductor industry slowdowns have had, and future slowdowns may have, a material adverse effect on our operating results.

      In addition, the uncertainty regarding the growth rate of economies throughout the world has caused companies to reduce capital investment and may cause further reduction of such investments. These reductions have been particularly severe in the semiconductor capital equipment industry. A potential rebound in the worldwide economy in the near future will not necessarily mean that our business will experience similar effects. Moreover, if the worldwide economy does not rebound in the near future, our business may be further harmed.

Our quarterly revenue and operating results fluctuate significantly from period to period and this may cause volatility in our common stock price.

      Our quarterly revenue and operating results have fluctuated significantly in the past and we expect them to continue to fluctuate in the future for a variety of reasons, including:

•	demand for and market acceptance of our products as a result of the cyclical nature of the semiconductor industry or otherwise, often resulting in reduced sales during industry downturns and increased sales during periods of industry recovery;

•	changes in the timing and size of orders by our customers;

•	cancellations of previously placed orders;

•	pricing pressure from either our competitors or our customers, resulting in the reduction of our product prices;

•	disruptions or delays in the manufacturing of our products or in the supply of components or raw materials that we incorporate into or use to manufacture our products, thereby causing us to delay the shipment of our products;

•	changes in design-to-delivery cycle times;

•	our inability to quickly reduce our costs in response to decreased demand for our products, as our costs are relatively fixed in the short-term;

•	changes in our mix of products sold;

•	write-offs of excess or obsolete inventory; and

•	announcements by our competitors of new products, services or technological innovations, which may, among other things, render our products less competitive.

      As a result of the foregoing, we believe that quarter-to-quarter comparisons of our revenue and operating results may not be meaningful, and that these comparisons may not be an accurate indicator of our future performance. Changes in the timing or terms of a small number of transactions could disproportionately affect our operating results in any particular quarter. Moreover, our operating results in one or more future quarters may fail to meet the expectations of securities analysts or investors. If this occurs, we would expect to experience an immediate and significant decline in the trading price of our common stock.

We rely on a small number of customers for a significant portion of our sales, and any impairment of our relationships with these customers would adversely affect our business.

      A relatively small number of OEM customers have historically accounted for a significant portion of our sales, and we expect this trend to continue. Applied Materials, Inc. and Novellus Systems, Inc. together accounted for 91% of our sales in 2001. Applied Materials, Inc., Novellus Systems, Inc. and Lam Research Corporation as a group accounted for 98% of our sales in 2002 and 92% of our sales in 2003. Because of the small number of OEMs in our industry, most of whom are already our customers, it would be difficult to replace lost revenue resulting from the loss of, or the reduction, cancellation or delay in purchase orders by, any one of these customers. Consolidation among our customers may further concentrate our business in a limited number of customers and expose us to increased risks relating to dependence on a small number of customers. In addition, any significant pricing pressure exerted by a key customer could adversely effect our operating results.

      We have had to qualify, and are required to maintain our status, as a supplier for each of our customers. This is a lengthy process that involves the inspection and approval by a customer of our engineering, documentation, manufacturing and quality control procedures before that customer will place volume orders. Attempts to lessen the adverse effect of any loss of or reduction in sales to an existing customer through the rapid addition of one or more new customers would be difficult because of these qualification requirements. Consequently, our business, operating results and financial condition would be adversely affected by the loss of, or any reduction in orders by, any of our significant customers.

Because we are subject to order and shipment uncertainties, any significant reductions, cancellations or delays in customer orders could cause our revenue to decline and our operating results to suffer.

      Our revenue is difficult to forecast because we generally do not have a material backlog of unfilled orders and because of the short time frame within which we are often required to design, produce and deliver products to our customers. Most of our revenue in any quarter depends on customer orders for our products that we receive and fulfill in the same quarter. We do not have long-term purchase orders or contracts that contain minimum purchase commitments from our customers. Instead, we receive non-binding forecasts of the future volume of orders from our customers. At times, we order and build component inventory in advance of the receipt of actual customer orders. Customers may cancel order forecasts, change production quantities from forecasted volumes or delay production for reasons beyond our control. Furthermore, reductions, cancellations or delays in customer order forecasts occur without penalty to or compensation from the customer. Reductions, cancellations or delays in forecasted orders could cause us to hold inventory for longer than anticipated, which could reduce our gross profit, restrict our ability to fund our operations and cause us to incur unanticipated reductions or delays in revenue. If we do not obtain orders as we anticipate, we could have excess component inventory for a specific product that we would not be able to sell to another customer, likely resulting in inventory write-offs, which could have a material adverse affect on our business, financial condition and operating results. In addition, because many of our costs are fixed in the short-term, we could experience deterioration in our gross profit when our production volumes decline.

The manufacturing of our products is highly complex, and if we are not able to effectively manage our manufacturing and procurement process, our business and operating results would suffer.

      The manufacturing of our products is a highly complex process that involves the integration of multiple components and requires effective management of our supply chain while meeting our customers’ design-to-delivery cycle time requirements. Through the course of the manufacturing process, our customers may modify design and system configurations in response to changes in their own customers’ requirements. In order to rapidly respond to these modifications and deliver our products to our customers in a timely manner, we must effectively manage our manufacturing and procurement process. If we fail to effectively manage this process, we risk losing customers and damaging our reputation which could limit our growth and have a material adverse affect on our business, financial condition and operating results.

OEMs may not continue to outsource subsystem manufacturing for their capital equipment which could adversely impact our operating results.

      The success of our business depends on OEMs continuing to outsource the manufacturing of gas delivery systems for their semiconductor capital equipment. Most of the largest OEMs have already outsourced a significant portion of their gas delivery systems. If OEMs do not continue to outsource gas delivery systems for their capital equipment, our revenue would be reduced, which could have a material adverse affect on our business, financial condition and operating results. In addition, if we are unable to obtain additional business as OEMs outsource their production of gas delivery systems, our business, financial condition and operating results could be adversely affected.

We may experience a variety of difficulties and incur a variety of costs as a result of acquisitions of companies or technologies, and the anticipated benefits of any such acquisitions may never be realized.

      We may make acquisitions of, or significant investments in, complementary companies or technologies, although no acquisitions or investments are currently pending. Any future acquisitions would be accompanied by risks such as:

•	difficulties in assimilating the operations and personnel of acquired companies;

•	difficulties in integrating information systems of acquired companies;

•	diversion of our management’s attention from ongoing business concerns;

•	our potential inability to maximize our financial and strategic position through the successful incorporation of acquired technology into our products;

•	additional expense associated with amortization of depreciation of acquired assets;

•	maintenance of uniform standards, controls, procedures and policies;

•	impairment of existing relationships with employees, suppliers and customers as a result of the integration of new personnel;

•	dilution to our stockholders in the event we issue stock as consideration to finance an acquisition; and

•	increased leverage if we incur debt to finance an acquisition.

      We may not be able to successfully integrate any business, products, technologies or personnel that we might acquire in the future, and our failure to do so could have a material adverse affect on our business, financial condition and operating results.

If we do not keep pace with developments in the semiconductor industry, and with technological innovation generally, our products may not be competitive.

      Rapid technological innovation in semiconductor manufacturing processes requires the semiconductor capital equipment industry to anticipate and respond quickly to evolving customer requirements and could render our current product offerings and technology obsolete. Technological innovations are inherently complex. We must devote resources to technology development in order to keep pace with the rapidly evolving technologies used in the semiconductor manufacturing process. We believe that our future success will depend upon our ability to design, engineer and manufacture products that meet the changing needs of our customers. This requires that we successfully anticipate and respond to technological changes in design, engineering and manufacturing processes in a cost-effective and timely manner. If we are unable to integrate new technical specifications into competitive product designs, develop the technical capabilities necessary to manufacture new products or make necessary modifications or enhancements to existing products, our business prospects could be harmed.

      The timely development of new or enhanced products is a complex and uncertain process which requires that we:

•	design innovative and performance-enhancing features that differentiate our products from those of our competitors;

•	identify emerging technological trends in the semiconductor industry, including new standards for our products;

•	accurately identify and design new products to meet market needs;

•	collaborate with OEMs to design and develop products on a timely and cost-effective basis;

•	successfully manage development production cycles; and

•	respond effectively to technological changes or product announcements by others.

The industry in which we participate is highly competitive and rapidly evolving, and if we are unable to compete effectively, our operating results would be harmed.

      Our industry is highly competitive and rapidly evolving. Our competitors are primarily companies that design and manufacture gas delivery systems for semiconductor capital equipment. Although we have not faced competition in the past from the largest subsystem and component manufacturers in the semiconductor capital equipment industry, these suppliers could compete with us in the future. Increased competition has in the past resulted, and could in the future result, in price reductions, reduced gross margins or loss of market share, any of which would harm our operating results. We are currently experiencing pricing pressure as we attempt to increase market share with our existing customers. Competitors may introduce new products for the markets currently served by our products. These products may have better performance, lower prices and achieve broader market acceptance than our products. Further, OEMs typically own the design rights to their products and may provide these designs to subsystem manufacturers. If our competitors obtain proprietary rights to these designs such that we are unable to obtain the designs necessary to manufacture products for our OEM customers, our business, financial condition and operating results could be adversely affected.

      Our competitors may have greater financial, technical, manufacturing and marketing resources than we do. As a result, they may be able to respond more quickly to new or emerging technologies and changes in customer requirements, devote greater resources to the development, promotion, sale and support of their products, and reduce prices to increase market share. Moreover, there may be merger and acquisition activity among our competitors and potential competitors that may provide our competitors and potential competitors with an advantage over us by enabling them to expand their product offerings and service capabilities to meet a broader range of customer needs. Further, if one of our customers develops or acquires the internal capability to develop and produce gas delivery systems, the loss of that customer could have a material adverse affect on our business, financial condition and operating results. The introduction of new technologies and new market entrants may also increase competitive pressures.

We must achieve design wins to retain our existing customers and to obtain new customers.

      New semiconductor capital equipment typically has a lifespan of several years, and OEMs frequently specify which systems, subassemblies, components and instruments are to be used in their equipment. Once a specific system, subassembly, component or instrument is incorporated into a piece of semiconductor capital equipment, it will likely continue to be incorporated into that piece of equipment for a period of at least several months before the OEM uses the product of another supplier. Accordingly, it is important that our products are designed into the new semiconductor capital equipment of OEMs, which we refer to as a design win, in order to retain our competitive position with existing customers and to obtain new customers.

      We incur technology development and sales expenses with no assurance that our products will ultimately be designed into an OEM’s semiconductor capital equipment. Further, developing new customer relationships, as well as increasing our market share at existing customers, requires a substantial investment of our sales, engineering and management resources without any assurance from prospective customers that they will place significant orders. We believe that OEMs often select their suppliers and place orders based on long-term relationships. Accordingly, we may have difficulty achieving design wins from OEMs that are not currently our customers. Our operating results and potential growth could be adversely affected if we fail to achieve design wins with leading OEMs.

We have experienced significant growth in our business in recent periods, and we may not be able to manage our future growth successfully.

      Our ability to successfully execute our business plan in a rapidly evolving market requires an effective planning and management process. We have increased, and plan to continue to increase, the scope of our operations. Due to the cyclical nature of the semiconductor industry, however, future growth is difficult to predict. Future expansion efforts could be expensive and may strain our managerial and other resources. To manage future growth effectively, we must maintain and enhance our financial and operating systems and controls and manage expanded operations. The number of people we employ has grown and we expect this number to continue to grow in the near term. As of December 31, 2001 we had 130 employees, as of December 31, 2003 we had 223 employees, and as of February 23, 2004 we had 285 employees. The addition and training of new employees may lead to short-term quality control problems and place increased demands on our management and experienced personnel. If we do not manage growth properly, our business, operating results and financial condition would be adversely affected.

We will incur increased costs as a result of being a public company.

      We will face increased legal, accounting, administrative and other costs and expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the Securities and Exchange Commission, the Public Company Accounting Oversight Board and The Nasdaq National Market, have required changes in the corporate governance practices of public companies. We expect these new rules and regulations to increase our legal and financial compliance costs and to make legal, accounting and administrative activities more time-consuming and costly. For example, as a result of becoming a public company, we plan to add two additional independent directors, create additional committees of our board of directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect to incur substantially higher costs to obtain directors and officers insurance. We cannot estimate the amount of additional costs we may incur or the timing of such costs.

We may not be able to respond quickly enough to increases in demand for our products.

      Demand shifts in the semiconductor industry are rapid and difficult to predict, and we may not be able to respond quickly enough to an increase in demand. Our ability to increase sales of our products depends, in part, upon our ability to:

•	mobilize our supply chain in order to maintain component and raw material supply;

•	optimize the use of our design, engineering and manufacturing capacity in a timely manner;

•	deliver our products to our customers in a timely fashion;

•	expand, if necessary, our manufacturing capacity; and

•	maintain our product quality as we increase production.

      If we are unable to respond to rapid increases in demand for our products on a timely basis or to manage any corresponding expansion of our manufacturing capacity effectively, our customers could increase their purchases from our competitors, which would adversely affect our business.

Our dependence on our suppliers may prevent us from delivering an acceptable product on a timely basis.

      We rely on both single source and sole source suppliers, some of whom are relatively small in size, for many of the components we use in our products. In addition, our customers often specify components made by particular suppliers that we must incorporate into their products. Our suppliers are under no obligation to provide us with components. As a result, the loss of or failure to perform by any of these providers could adversely affect our business and operating results. In addition, the manufacturing of certain components and subassemblies is an extremely complex process. Therefore, if a supplier was unable to provide the volume of components we require on a timely basis and at acceptable prices, we would have to identify and qualify replacements from alternative sources of supply. The process of qualifying new suppliers for these complex components is lengthy and could delay our production and adversely affect our business, operating results and financial condition. We may also experience difficulty in obtaining sufficient supply of components and raw materials in times of significant growth in our business. For example, we have recently experienced shortages in supplies of various components, such as mass flow controllers, valves and regulators, and certain prefabricated parts, such as sheet metal enclosures, used in the manufacture of our products. In addition, one of our competitors manufactures mass flow controllers that may be specified by one or more of our customers. If we are unable to obtain these particular mass flow controllers from our competitor or convince a customer to select alternative mass flow controllers, we may be unable to meet that customer’s requirements.

The technology labor market is very competitive, and our business will suffer if we are unable to hire and retain key personnel.

      Our future success depends in part on the continued service of our key executive officers, as well as our research, engineering, sales, manufacturing and administrative personnel, most of whom are not subject to employment or non-competition agreements. In addition, competition for qualified personnel in the technology industry is intense, and we operate in geographic locations in which labor markets are particularly competitive. Our business is particularly dependent on expertise which only a very limited number of engineers possess. The loss of any of our key employees, including Clarence L. Granger, our Chief Executive Officer, Bruce Wier, our Vice President of Engineering, Deborah Hayward, our Vice President of Sales, and Sowmya Krishnan, our Vice President of Technology, or the failure to attract and retain new qualified employees, would adversely affect our business, operating results and financial condition.

Defects in our products could damage our reputation, decrease market acceptance of our products, cause the unintended release of hazardous materials and result in potentially costly litigation.

      A number of factors, including design flaws, material and component failures, contamination in the manufacturing environment, impurities in the materials used and unknown sensitivities to process conditions, such as temperature and humidity, as well as equipment failures, may cause our products to contain undetected errors or defects. Problems with our products may:

•	cause delays in product introductions and shipments;

•	result in increased costs and diversion of development resources;

•	cause us to incur increased charges due to unusable inventory;

•	require design modifications;

•	decrease market acceptance of, or customer satisfaction with, our products, which could result in decreased sales and product returns; or

•	result in lower yields for semiconductor manufacturers.

      If any of our products contain defects or have reliability, quality or compatibility problems, our reputation might be damaged and customers might be reluctant to buy our products. We may also face a higher rate of product defects as we increase our production levels. Product defects could result in the loss of, or impair our ability to attract, customers. In addition, we may not find defects or failures in our products until after they are installed in a semiconductor manufacturer’s fabrication facility. We may have to invest significant capital and other resources to correct these problems. Our current or potential customers also might seek to recover from us any losses resulting from defects or failures in our products. Hazardous materials flow through and are controlled by our products and an unintended release of these materials could result in serious injury or death. Liability claims could require us to spend significant time and money in litigation or pay significant damages.

Our business is largely dependent on the know-how of our employees, and we generally do not have a protected intellectual property position.

      Our business is largely dependent upon our design, engineering, manufacturing and testing know-how. We rely on a combination of trade secrets and contractual confidentiality provisions, and to a much lesser extent, patents, copyrights and trademarks, to protect our proprietary rights. Accordingly, our intellectual property position is more vulnerable than it otherwise would be if it were protected by issued patents. If we fail to successfully protect our proprietary rights, our competitive position could suffer, which could harm our operating results. We may be required to spend significant resources to monitor and protect our proprietary rights. In addition, we may not be able to detect infringement of our proprietary rights and may lose our competitive position in the market if any such infringement occurs. In addition, competitors may design around our technology or develop competing technologies and know-how.

Third parties may claim we are infringing their intellectual property which could subject us to litigation or licensing expenses, and we may be prevented from selling our products if any such claims prove successful.

      While we are not aware of any claims by third parties that we are infringing their intellectual property rights, we may be subject to such claims in the future. In addition, we may be unaware of intellectual property rights of others that may be applicable to our products. Any litigation regarding patents or other intellectual property could be costly and time-consuming and divert our management and key personnel from our business operations. The complexity of the technology involved in our products and the uncertainty of intellectual property litigation increase these risks. Claims of intellectual property infringement may also require us to enter into costly license agreements. However, we may not be able to obtain licenses on terms acceptable to us, or at all. We also may be subject to significant damages or injunctions against the development and sale of certain of our products if any such claims prove successful.

Our historical financial information may not be representative of our results as a stand-alone entity.

      From 1991 through 2002, we operated as a subsidiary of Mitsubishi Corporation. During that period, Mitsubishi provided us with financing. Accordingly, the historical financial information included in this prospectus does not necessarily reflect what our financial position, operating results and cash flows will be in the future or what they would have been had we been a separate, stand-alone entity during the periods in which we were owned by Mitsubishi. Furthermore, as a stand-alone entity, we will need to obtain any required funding from third parties.

We may not be able to fund our future capital requirements from our operations, and financing from other sources may not be available on favorable terms or at all.

      We made capital expenditures of $0.6 million in 2001, $1.8 million in 2002 and $0.5 million in 2003. The amount of our future capital requirements will depend on many factors, including:

•	the cost required to ensure access to adequate manufacturing capacity;

•	the timing and extent of spending to support product development efforts;

•	the timing of introductions of new products and enhancements to existing products;

•	changing manufacturing capabilities to meet new customer requirements; and

•	market acceptance of our products.

      To the extent that existing cash, together with any cash from operations, are insufficient to fund our future activities, we may need to raise additional funds through public or private equity or debt financing. Future equity financings could be dilutive to holders of our common stock, and debt financings could involve covenants that restrict our business operations. If we cannot raise funds on acceptable terms, if and when needed, we may not be able to develop or enhance our products, take advantage of future opportunities, grow our business or respond to competitive pressures or unanticipated requirements, any of which could adversely affect our business, operating results and financial condition.

If environmental contamination were to occur in one of our manufacturing facilities, we could be subject to substantial liabilities.

      We use substances regulated under various federal, state and local environmental laws in our manufacturing facilities. Our failure or inability to comply with existing or future environmental laws could result in significant remediation liabilities, the imposition of fines or the suspension or termination of the production of our products. In addition, we may not be aware of all environmental laws or regulations that could subject us to liability.

If our facilities were to experience catastrophic loss due to natural disasters, our operations would be seriously harmed.

      Our facilities could be subject to a catastrophic loss caused by natural disasters, including fires and earthquakes. We have facilities in areas with above average seismic activity, such as our manufacturing and headquarters facilities in Menlo Park, California. If any of our facilities were to experience a catastrophic loss, it could disrupt our operations, delay production and shipments, reduce revenue and result in large expenses to repair or replace the facility. In addition, we have in the past experienced, and may in the future experience, extended power outages at our Menlo Park, California facilities. We do not carry insurance policies which cover potential losses caused by earthquakes or other natural disasters or power loss.

Threatened or actual terrorist attacks may negatively impact our business and cause our stock price to decline.

      Future threatened or actual terrorist attacks against United States targets or military or trade disruptions impacting our component suppliers may cause delays or loss of customer orders. More generally, any of these events could cause consumer confidence and spending to decrease or result in increased volatility in United States and worldwide financial markets. These events could also result in further economic recession in the United States or abroad. Any of these occurrences would have an adverse impact on our business, operating results and financial condition.

Risks Related to Our Ownership by Francisco Partners

We will be controlled by FP-Ultra Clean, LLC as long as it owns a significant percentage of our common stock, and our other stockholders will be unable to affect the outcome of stockholder voting during such time.

      After the completion of this offering, Francisco Partners, through its membership interests in FP-Ultra Clean, LLC, will beneficially own approximately 60.0% of our outstanding common stock, or approximately 54.5% if the underwriters exercise in full their over-allotment option to purchase additional shares. Pursuant to a stockholder’s agreement, our principal stockholder, FP-Ultra Clean, LLC, which is controlled by Francisco Partners, has the right, to nominate for election a majority of the members of our board of directors for so long as it holds at least 25% of our outstanding common stock.

      The stockholder’s agreement also provides that our board of directors may not take certain significant actions without the approval of FP-Ultra Clean, LLC as long as it owns at least 25% of our outstanding common stock. These actions include:

•	mergers, acquisitions or certain sales of assets;

•	any liquidation, dissolution or bankruptcy;

•	issuances of securities;

•	determination of compensation and benefits for our chief executive officer and chief financial officer;

•	appointment or dismissal of any of the chairman of our board of directors, chief executive officer, chief financial officer or any other executive officer in any similar capacity;

•	amendments to the stockholder’s agreement or exercise or waiver of rights under the stockholders’ agreement;

•	amendments to our charter or bylaws;

•	any increase or decrease in the number of directors that comprise our board of directors;

•	the declaration of dividends or other distributions;

•	any incurrence or refinancing of indebtedness in excess of $10 million;

•	approval of our business plan, budget and strategy; and

•	modification of our long-term business strategy.

Such power could have the effect of delaying, deterring or preventing a change of control, business combination or other transaction that might otherwise be beneficial to our stockholders. FP-Ultra Clean, LLC also is not prohibited from selling a controlling interest in us to a third party or a participant in our industry. For additional information regarding our relationship with FP-Ultra Clean, LLC, you should read the section of this prospectus entitled “Certain Relationships and Related Party Transactions.”

FP-Ultra Clean, LLC and its designees on our board of directors may have interests that conflict with our interests and the interests of our other stockholders.

      FP-Ultra Clean, LLC and its designees on our board of directors may have interests that conflict with, or are different from, our own and those of our other stockholders. Francisco Partners, which will be the beneficial holder of 60.0% of our outstanding common stock after completion of this offering, assuming no exercise of the underwriters’ over-allotment option, through its membership interests in FP-Ultra Clean, LLC, has invested in or acquired other businesses that are involved in the semiconductor industry and may invest in or acquire others in the future. Conflicts of interest between FP-Ultra Clean, LLC and us or our other stockholders may arise. Our amended and restated certificate of incorporation to be effective upon the completion of this offering does not contain any provisions designed to facilitate resolution of actual or potential conflicts of interest, or to ensure that potential business opportunities that may become available to both FP-Ultra Clean, LLC and us will be reserved for or made available to us. If an actual or potential conflict of interest develops involving one of our directors, our corporate governance guidelines provide that the director must report the matter immediately to our board of directors and audit committee for evaluation and appropriate resolution. Further, such director must recuse himself or herself from participation in the related discussion and abstain from voting on the matter. Nonetheless, conflicts of interest may not be resolved in a manner favorable to us or our other stockholders. In addition, FP-Ultra Clean, LLC and its director designees could delay or prevent an acquisition, merger or other transaction even if the transaction would benefit our other stockholders. In addition, FP-Ultra Clean, LLC’s significant concentration of share ownership may adversely affect the trading price of our common stock because investors often perceive disadvantages in owning stock in companies with controlling stockholders. Please see “Principal and Selling Stockholders” for a more detailed description of our share ownership.

Risks Related to the Securities Markets and Ownership of Our Common Stock

Future sales of our common stock by existing stockholders could depress our stock price.

      Sales of substantial amounts of our common stock by FP-Ultra Clean, LLC, or the perception that these sales might occur, may depress prevailing market prices of our common stock. All of our outstanding shares are subject to lock-up agreements with the underwriters as described in “Underwriting” that prohibit the resale of these shares for 180 or 270 days from the date of this prospectus, although the underwriters may release all or a portion of the shares subject to lock-up agreements at any time without notice. Upon expiration of the 180-day lock-up period, shares underlying exercisable options to purchase our common stock will be available for resale without restriction or further registration under the Securities Act. In addition, the shares owned by FP-Ultra Clean, LLC have the benefit of an agreement with us that provides for customary demand and piggyback registration rights that can be exercised upon expiration of the 270-day lock-up period applicable to FP-Ultra Clean, LLC.

Our securities have no prior trading history, and we cannot assure you that our stock price will not decline after the offering.

      Prior to this offering, there was no public market for our common stock, and an active public market for our common stock may not develop or be sustained after this offering. The market price of our common stock could be subject to significant fluctuations after this offering. Among the factors that could affect our stock price are:

•	quarterly variations in our operating results;

•	our ability to successfully introduce new products and manage new product transitions;

•	changes in revenue or earnings estimates or publication of research reports by analysts;

•	speculation in the press or investment community;

•	strategic actions by us or our competitors, such as acquisitions or restructurings;

•	announcements relating to any of our key customers, significant suppliers or the semiconductor manufacturing and capital equipment industry generally;

•	general market conditions; and

•	domestic and international economic factors unrelated to our performance.

      The stock markets in general, and the markets for technology stocks in particular, have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock. In particular, we cannot assure you that you will be able to resell your shares at or above the initial public offering price, which will be determined by negotiations between the representatives of the underwriters and us.

We have broad discretion in how we use a portion of the net proceeds of this offering, and we may not use these proceeds in a manner desired by our stockholders.

      We do not currently have a specific plan with respect to the use of a significant portion of the net proceeds of this offering and have not committed these proceeds to any particular purpose. After deducting the underwriting discount and estimated offering expenses, including a $2.0 million advisory fee payable to Francisco Partners, we expect to use the net proceeds to redeem $29.3 million of our Series A Senior Notes held by FP-Ultra Clean LLC and $1.3 million of our Series A Senior Notes held by some of our key employees, plus accrued interest. We plan to use the balance of the net proceeds of this offering primarily for working capital and general corporate purposes. Our management will have broad discretion with respect to the use of the net proceeds and investors will be relying on the judgment of our management regarding the application of these proceeds. Our management could spend these proceeds in ways which our stockholders may not desire or that do not yield a favorable return. You will not have the opportunity, as part of your investment in our common stock, to influence the manner in which the net proceeds of this offering are used.

Provisions of our charter documents could discourage potential acquisition proposals and could delay, deter or prevent a change in control.

      In addition to the provisions of our stockholder’s agreement with FP-Ultra Clean, LLC described above, the provisions of our amended and restated certificate of incorporation and by-laws to be effective on the completion of this offering could deter, delay or prevent a third party from acquiring us, even if doing so would benefit our stockholders. These provisions include:

•	a requirement that special meetings of stockholders may be called only by our board of directors, the chairman of our board of directors, our president or our secretary;

•	advance notice requirements for stockholder proposals and director nominations; and

•	the authority of our board of directors to issue, without stockholder approval, preferred stock with such terms as our board of directors board may determine.

You will incur immediate and substantial dilution.

      The initial public offering price is substantially higher than the net book value per share of our outstanding common stock. As a result, if you purchase shares in this offering, you will incur immediate and substantial dilution, which would have been $5.34 per share as of December 31, 2003. In addition, as of December 31, 2003, options to purchase a total of 1,055,250 shares of common stock were outstanding, at a weighted average exercise price of $1.00 per share. To the extent these options are exercised, you will incur further dilution. See “Dilution” for a more complete description of the dilution that you will incur.

FORWARD-LOOKING STATEMENTS

      This prospectus contains forward-looking statements which reflect our current views with respect to future events and financial performance. In this prospectus, we use words such as “anticipates,” “believes,” “plans,” “expects,” “future,” “intends,” “may,” “will,” “should,” “estimates,” “predicts,” “potential,” “continue” and similar expressions to identify these forward-looking statements. This prospectus also contains forward-looking statements attributed to third parties relating to their estimates regarding the growth of our markets. All forward-looking statements address matters that involve risks and uncertainties. Accordingly, you should not rely on forward-looking statements in this prospectus, as there are or will be important factors that could cause our actual results, as well as those of the markets we serve, levels of activity, performance, achievements and prospects to differ materially from the results predicted or implied by these forward-looking statements. These risks, uncertainties and other factors include, among others, those identified in “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this prospectus. We undertake no obligation to publicly update or review any forward-looking statements, whether as a result of new information, future developments or otherwise.

USE OF PROCEEDS

      We estimate that our net proceeds from this offering, after deducting the underwriting discount and estimated offering expenses, including a $2.0 million advisory fee payable to Francisco Partners, will be approximately $35.3 million, based on the initial public offering price of $7.00 per share. We expect to use the net proceeds to redeem $29.3 million of our Series A Senior Notes held by FP-Ultra Clean, LLC and $1.3 million of our Series A Senior Notes held by some of our key employees, plus accrued interest. Our Series A Senior Notes bear interest at a rate of 5% per annum and mature on November 15, 2009. We intend to use the remainder of the net proceeds for working capital and general corporate purposes. We will have discretion in the use of a significant portion of the net proceeds we receive from this offering. Investors will be relying on the judgment of our management regarding the application of those net proceeds. In addition, any investments, capital expenditures, cash acquisitions or other application of our proceeds may not produce the anticipated results. Pending use of these proceeds as discussed above, we intend to invest these funds in short-term, interest-bearing investment-grade obligations. We will not receive proceeds from any exercise of the underwriters’ over-allotment option.

DIVIDEND POLICY

      We have not paid any cash dividends on our common stock since the Ultra Clean acquisition. We intend to retain any future earnings to fund the development and growth of our business and do not anticipate paying any cash dividends in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and, under the terms of our stockholder’s agreement, will require the approval of FP-Ultra Clean, LLC for as long as it holds at least 25% of our common stock. In addition, our revolving credit facility prohibits us from paying cash dividends on our common stock.

CAPITALIZATION

      The following table sets forth our long-term debt and capitalization as of December 31, 2003.

      Our capitalization is presented:

•	on an actual basis; and

•	on an as adjusted basis to reflect:

•	the sale by us of 6,000,000 shares of common stock in this offering at the initial public offering price of $7.00 per share;

•	the application of the net proceeds from the sale of the shares of common stock by us in this offering, after deducting the underwriting discount and estimated offering expenses, including a $2.0 million advisory fee payable to Francisco Partners, to redeem $29.3 million of our Series A Senior Notes held by FP-Ultra Clean, LLC and $1.3 million of our Series A Senior Notes held by some of our key employees, plus accrued interest, as described in “Use of Proceeds;” and

•	the one for four reverse stock split that was effected on March 2, 2004.

      You should read the information set forth below together with the “Selected Consolidated Financial Information,” our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	December 31, 2003

	Actual	As Adjusted

		(unaudited)

	(in thousands, except
	share and per share data)
Long-term debt:
5% Series A Senior Notes due 2009	$30,013	$—
Stockholders’ equity:
Preferred stock, par value $0.001 per share, no shares authorized, actual; 10,000,000 shares authorized, no shares issued and outstanding, as adjusted	—	—
Common stock, par value $0.001 per share, 60,000,000 shares authorized, 10,245,395 shares issued and outstanding, actual; 90,000,000 shares authorized, 16,245,395 shares issued and outstanding, as adjusted	10,377	45,637
Deferred stock-based compensation	(316)	(316)
Accumulated deficit	(1,741)	(2,703)

Total stockholders’ equity	8,320	42,618

Total capitalization	$38,333	$42,618

      The number of shares of common stock outstanding after this offering excludes: 1,055,250 shares subject to options outstanding as of December 31, 2003, at a weighted average exercise price of $1.00 per share; 62,500 shares of restricted common stock granted in March 2004 under our Amended and Restated 2003 Stock Incentive Plan; 1,999,677 shares available for future issuance under our Amended and Restated 2003 Stock Incentive Plan, 210,750 of which will be subject to options to be granted to our non-employee directors and some of our employees upon completion of this offering at an exercise price equal to the initial public offering price; and 555,343 shares reserved for issuance under our Employee Stock Purchase Plan.

DILUTION

      If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the amount you pay per share for our common stock in this offering and the net tangible book value per share of our common stock immediately after this offering. Net tangible book value per share is determined by dividing our tangible net worth, which is equal to our total tangible assets less total liabilities, by the aggregate number of shares of common stock outstanding. Our net tangible book value as of December 31, 2003 was a deficit of approximately $7,284,000, or $0.71 per share of common stock. After giving effect to the sale by us of 6,000,000 shares of common stock in this offering at the initial public offering price of $7.00 per share and after deducting the underwriting discount and estimated offering expenses, including a $2.0 million advisory fee payable to Francisco Partners, and the receipt and application of a portion of the net proceeds to repurchase our outstanding Series A Senior Notes as described under “Use of Proceeds,” our net tangible book value at December 31, 2003 would have been $27,014,000, or $1.66 per share. This represents an immediate increase in net tangible book value to existing stockholders of $2.37 per share and an immediate dilution to new investors of $5.34 per share. The following table illustrates this per share dilution:

Initial public offering price		$7.00
Net tangible book value (deficit) per share as of December 31, 2003	$(0.71)
Increase in net tangible book value per share attributable to new investors	2.37

Adjusted net tangible book value per share after offering		1.66

Dilution in net tangible book value per share to new investors		$5.34

      Assuming the initial public offering had occurred on December 31, 2003, the following tables set forth, as of December 31, 2003, the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by existing stockholders and by the new investors, at the initial public offering price of $7.00 per share before deducting the underwriting discount and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average
					Price Per
	Number	Percent	Amount	Percent	Share

Existing stockholders	10,245,395	63.1%	$9,929,225	19.1%	$0.97
New investors	6,000,000	36.9	42,000,000	80.9	7.00

Total	16,245,395	100%	$51,929,225	100%

      The foregoing table includes 201,393 shares of common stock that were subject to our right of repurchase at December 31, 2003, at a weighted average price of $1.00 per share. The foregoing table assumes no exercise of the underwriters’ over-allotment option or outstanding stock options after December 31, 2003, no issuance of shares reserved under our Amended and Restated 2003 Stock Incentive Plan and no issuance of shares reserved under our Employee Stock Purchase Plan.

      If the underwriters’ over-allotment option is exercised in full, the number of shares held by existing stockholders would be reduced to 9,345,395 or approximately 57.5% of the total shares of common stock outstanding, and the number of shares held by new investors would be 6,900,000, or approximately 42.5% of the total shares of common stock outstanding.

      As of December 31, 2003, options to purchase a total of 1,055,250 shares of common stock were outstanding, at a weighted average exercise price of $1.00 per share. Since December 31, 2003, we have issued 62,500 shares of restricted common stock under our Amended and Restated 2003 Stock Incentive Plan. In addition, we intend to grant options to purchase 210,750 shares of common stock to our directors and some of our employees upon completion of this offering at an exercise price equal to the initial public offering price. If all of these options are exercised, and after taking into account the issuance of the 62,500 shares of restricted common stock, there will be further dilution to new investors as follows:

	Shares Purchased		Total Consideration		Average
					Price Per
	Number	Percent	Amount	Percent	Share

Existing stockholders	10,307,895	58.7%	$9,929,225	18.2%	$0.96
Shares subject to options	1,266,000	7.2%	2,530,500	4.6%	2.00
New investors	6,000,000	34.1%	42,000,000	77.1%	7.00

Total	17,573,895	100%	$54,459,725	100%

SELECTED CONSOLIDATED FINANCIAL DATA

      The following selected consolidated financial data should be read together with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. This financial data includes the accounts of Ultra Clean Technology Systems and Service, Inc. (Predecessor) for the period from January 1, 2002 through November 15, 2002 and for the years ended December 31, 2001, 2000 and 1999 and the accounts of Ultra Clean Holdings, Inc. (Ultra Clean) for the period from November 16, 2002 through December 31, 2002 and for the year ended December 31, 2003. See note 1 of the consolidated financial statements for a description of the Ultra Clean acquisition. The selected consolidated balance sheet data as of December 31, 2002 and 2003 and the selected consolidated statements of operations data for the year ended December 31, 2003, the periods from January 1, 2002 through November 15, 2002 and November 16, 2002 through December 31, 2002 and the year ended December 31, 2001 have been derived from our audited consolidated financial statements which are included elsewhere in this prospectus. The selected consolidated balance sheet data as of December 31, 1999, 2000 and 2001 and the selected consolidated statements of operations data for the years ended December 31, 1999 and 2000 have been derived from our audited consolidated financial statements not included in this prospectus. Historical results are not necessarily indicative of the results to be expected in the future.

	Predecessor

				Jan. 1, 2002	Nov. 16,
	Years Ended Dec. 31,			through	2002 through	Year Ended
				Nov. 15,	Dec. 31,	Dec. 31,
	1999	2000	2001	2002	2002	2003

	(amounts in thousands, except per share amounts)

Consolidated Statements of Operations Data:
Sales	$39,574	$83,001	$76,486	$76,338	$7,916	$77,520
Cost of goods sold	32,878	68,242	66,129	66,986	7,972	67,313

Gross profit (loss)	6,696	14,759	10,357	9,352	(56)	10,207

Operating expenses:
Research and development	399	518	613	634	99	1,155
Sales and marketing	1,054	1,241	1,302	1,586	332	2,276
General and administrative	2,600	3,746	3,127	6,626	962	4,978
In-process research and development	—	—	—	—	889	—

Total operating expenses	4,053	5,505	5,042	8,846	2,282	8,409

Income (loss) from operations	2,643	9,254	5,315	506	(2,338)	1,798

Other income (expense):
Interest expense, net	(708)	(687)	(436)	(170)	(182)	(1,458)
Other income (expense), net	—	—	(4)	(6)	4	—

Total other expense	(708)	(687)	(440)	(176)	(178)	(1,458)

Income (loss) before income taxes	1,935	8,567	4,875	330	(2,516)	340
Income tax (provision) benefit	(172)	136	(1,981)	(642)	667	(232)

Net income (loss)	$1,763	$8,703	$2,894	$(312)	$(1,849)	$108

Net income (loss) per share:
Basic	$0.48	$2.36	$0.79	$(0.08)	$(0.21)	$0.01
Diluted	$0.40	$1.95	$0.64	$(0.08)	$(0.21)	$0.01
Shares used in computing net income (loss) per share:
Basic	3,680	3,680	3,680	3,680	8,668	9,976
Diluted	4,421	4,467	4,535	3,680	8,668	10,711

	Predecessor

	Dec. 31,			Dec. 31,

	1999	2000	2001	2002	2003

Consolidated Balance Sheet Data:
Cash	$851	$3,722	$760	$6,237	$6,035
Working capital (deficit)	(7,705)	(924)	2,519	16,067	17,519
Total assets	13,296	34,918	20,652	48,836	50,155
Short-and long-term capital lease and other obligations	260	344	554	662	558
Debt to related parties	12,500	9,800	8,400	29,812	30,013
Total stockholders’ equity (deficit)	(2,927)	5,776	8,670	8,089	8,320

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion should be read in conjunction with and is qualified in its entirety by reference to our audited financial statements included elsewhere in this prospectus. Except for the historical information contained herein, the discussions in this section contain forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those discussed below. See “Risk Factors” and “Forward-Looking Statements” for a discussion of these risks and uncertainties.

Overview

General

      We are a developer and supplier of critical subsystems for the semiconductor capital equipment industry, focusing on gas delivery systems. Our gas delivery systems enable the precise delivery of specialty gases used in a majority of the key steps in the semiconductor manufacturing process. Our customers are primarily OEMs of semiconductor capital equipment. These OEMs outsource the manufacturing of their gas delivery systems in order to improve the efficiency and reduce the costs of their design and manufacturing processes. We provide our customers with a full range of services for the development, design, prototyping, engineering, manufacturing and testing of gas delivery systems.

      Our business dates back to 1991 when Mitsubishi Corporation founded Ultra Clean Technology Systems and Service, Inc. Our business was operated as a subsidiary of Mitsubishi until November 2002. It was then acquired by Ultra Clean Holdings, Inc., which we refer to as the Ultra Clean acquisition. Ultra Clean Holdings, Inc. is owned by FP-Ultra Clean LLC (95.2%), a wholly-owned subsidiary of Francisco Partners, and by members of our management (4.8%). After completion of this offering, FP-Ultra Clean, LLC will beneficially own approximately 60.0% of our outstanding common stock, assuming no exercise of the underwriters’ over-allotment option. We conduct our operating activities primarily through Ultra Clean Technology Systems and Service, Inc., our wholly-owned subsidiary.

      We have entered into a stockholder’s agreement with FP-Ultra Clean, LLC which provides that our board of directors may not take certain significant actions without the approval of FP-Ultra Clean, LLC as long as it owns at least 25% of our outstanding common stock, including mergers, acquisitions or sales of assets outside the ordinary course of business, the issuance of securities and the incurrence or refinancing of indebtedness in excess of $10 million. See “Certain Relationships and Related Party Transactions — Relationship with Francisco Partners — Stockholder’s Agreement.”

Cyclical Business

      Our business and operating results depend in significant part upon capital expenditures by manufacturers of semiconductors, which in turn depend upon the current and anticipated market demand for semiconductors. Historically, the semiconductor industry has been highly cyclical, with recurring periods of over-supply of semiconductor products that have had a severe negative effect on the demand for capital equipment used to manufacture semiconductors. During these periods, we have experienced significant fluctuations in customer orders for our products. Our sales were $76.5 million in 2001, $84.3 million in 2002 and $77.5 million in 2003. In periods where supply exceeds demand for semiconductor capital equipment, we generally experience significant reductions in customer orders for our products. Sharp decreases in demand for semiconductor capital equipment may lead our customers to cancel order forecasts, change production quantities from forecasted volumes or delay production, which may negatively impact our gross profit, as we may be unable to quickly reduce costs and may be required to hold inventory longer than anticipated. In periods where demand for semiconductor capital equipment exceeds supply, we generally need to quickly increase our production of gas delivery systems, requiring us to order additional inventory, effectively manage our component supply chain, hire additional employees and expand, if necessary, our manufacturing capacity. If we are unable to respond to rapid increases in demand for our products on a timely basis or to manage any corresponding expansion of our manufacturing capacity effectively, we could lose business to our competitors and our business could be adversely affected.

Outsourcing Trend

      We generate revenue from the sale of gas delivery systems. The success of our business and our ability to generate future sales depends on OEMs continuing to outsource the manufacturing of gas delivery systems for their semiconductor capital equipment. Most of the largest OEMs have already outsourced a significant portion of their gas delivery systems. If OEMs do not continue to outsource gas delivery systems for their capital equipment, our revenue would be reduced, which could have a material adverse affect on our business, financial condition and operating results. In addition, if we are unable to obtain additional business as OEMs outsource their production of gas delivery systems, our business, financial condition and operating results could be adversely affected.

Customer Concentration

      A relatively small number of OEM customers have historically accounted for a significant portion of our revenue, and we expect this trend to continue. Applied Materials, Inc. and Novellus Systems, Inc. together accounted for 91% of our sales in 2001. Applied Materials, Inc., Novellus Systems, Inc. and Lam Research Corporation as a group accounted for 98% of our sales in 2002 and 92% of our sales in 2003. Because of the small number of OEMs in our industry, most of whom are already our customers, it would be difficult to replace lost revenue resulting from the loss of, or the reduction, cancellation or delay in purchase orders by, any one of these customers. Consolidation among our customers may further concentrate our business in a limited number of customers and expose us to increased risks relating to dependence on a small number of customers. In addition, any significant pricing pressure exerted by a key customer could adversely effect our operating results.

Anticipated Increased General and Administrative Costs

      We will face increased legal, accounting, administrative and other costs and expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the Securities and Exchange Commission, the Public Company Accounting Oversight Board and The Nasdaq National Market, have required changes in the corporate governance practices of public companies. We expect these new rules and regulations to increase our legal and financial compliance costs and to make legal, accounting and administrative activities more time-consuming and costly. For example, as a result of becoming a public company, we plan to add two additional independent directors, create additional committees of our board of directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect to incur substantially higher costs to obtain directors and officers insurance. We cannot estimate the amount of additional costs we may incur or the timing of such costs.

Deferred Compensation

      We recorded deferred compensation with respect to the unvested portion of our Series A Senior Notes and common stock granted to some of our key employees in connection with the Ultra Clean acquisition. In addition, we record deferred stock-based compensation resulting from the grant of stock options to employees at exercise prices less than the estimated fair value of the underlying common stock on the grant date. We determined the estimated fair value of our common stock based on several factors, including our historical and projected operating performance. We recorded total deferred compensation of $1.1 million and $0.1 million for the years ended December 31, 2002 and 2003, respectively. We amortized $33,000 and $0.3 million for the years ended December 31, 2002 and 2003, respectively. We expect to record amortization expense associated with this deferred compensation, assuming no forefeiture of awards, of $0.7 million in 2004, $0.1 million in 2005 and $0.1 million in 2006.

Basis of Presentation

      Our financial statements include the accounts of the predecessor company, Ultra Clean Technology Service and Systems, Inc. for the year ended December 31, 2001 and for the period from January 1, 2002 to November 15, 2002 and the accounts of the successor company, Ultra Clean Holdings, Inc. and its subsidiary, since inception, including the period from November 16, 2002 through December 31, 2002 and for the year ended December 31, 2003.

      In the discussion of our financial statements for the year ended December 31, 2002 in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” we refer to the financial statements for 2002 as “combined” for comparative purposes. These combined financial results for 2002 represent the sum of the financial data for Ultra Clean Technology Systems and Service, Inc. (Predecessor) for the period from January 1, 2002 through November 15, 2002 and the financial data for Ultra Clean Holdings, Inc. (Ultra Clean) for the period from its inception to December 31, 2002. We further refer to the period from our inception through December 31, 2002 as the November 16, 2002 through December 31, 2002 period, because we had no operations in the period from October 28, 2002, our date of incorporation, to November 15, 2002, the closing date of the Ultra Clean acquisition. These combined financial results are for informational purposes only and do not purport to represent what our financial position would have actually been in such periods had the Ultra Clean acquisition occurred prior to November 15, 2002.

Critical Accounting Policies, Significant Judgments and Estimates

      Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States, which requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses and related disclosure at the date of our financial statements. On an on-going basis, we evaluate our estimates and judgments, including those related to sales, inventories, intangible assets, stock compensation and income taxes. We base our estimates and judgments on historical experience and on various other factors that we believe to be reasonable under the circumstances, the results of which form the basis of our judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. We consider certain accounting policies related to the Ultra Clean acquisition, revenue recognition, inventory valuation, accounting for income taxes, valuation of intangible assets and goodwill and stock options to employees to be critical policies due to the estimates and judgments involved in each.

Ultra Clean Acquisition

      In connection with the Ultra Clean acquisition, we allocated the purchase price associated with the acquisition to the tangible and intangible assets acquired, liabilities assumed and in-process research and development based on their estimated fair values. We engaged a third-party appraisal firm to assist us in determining the fair values of the assets acquired and the liabilities assumed. Such valuations required us to make significant estimates and assumptions, especially with respect to intangible assets. Estimates associated with the accounting for the Ultra Clean acquisition may change as additional information becomes available regarding the assets acquired and liabilities assumed. In particular, a claim by us for a refund of approximately $470,000 of the purchase price remains unresolved. Any payment of this unresolved amount will reduce recorded goodwill.

      The critical estimates we used in allocating the purchase price and valuing certain intangible assets include but were not limited to: future expected cash flows from customer contracts, customer lists, distribution agreements, acquired developed technologies and patents; expected costs to develop in-process research and development into commercially viable products and brand awareness and market position of acquired products and assumptions about the period of time the brand will continue to be used in the combined product portfolio. Our estimates of fair value at the time when they were made are based upon assumptions that we believed to be reasonable, but which are inherently uncertain and unpredictable.

Revenue Recognition

      Our revenue is concentrated in a few OEM customers in the semiconductor capital equipment industry in the United States. Our standard arrangement for our customers includes a signed purchase order or contract, no right of return of delivered products and no customer acceptance provisions. Revenue from sales of products is recognized when:

•	we enter into a legally binding arrangement with a customer;

•	we ship the products;

•	customer payment is deemed fixed or determinable and free of contingencies or significant uncertainties; and

•	collection is probable.

Revenue is generally recognized upon shipment of the product. In arrangements which specify title transfer upon delivery, revenue is not recognized until the product is delivered. In addition, if we have not substantially completed a product or fulfilled the terms of the agreement at the time of shipment, revenue recognition is deferred until completion. Determination of criteria in the third and fourth bullet points above is based on our judgment regarding the fixed nature of the amounts charged for the products delivered and the collectability of those amounts.

      We assess collectability based on the credit worthiness of the customer and past transaction history. We perform on-going credit evaluations of, and do not require collateral from, our customers. We have not experienced collection losses in the past. A significant change in the liquidity or financial position of any one customer could make it more difficult for us to assess collectability.

Inventory Valuation

      We value our inventories at the lesser of standard cost, determined on a first-in, first-out basis, or market. We assess the valuation of all inventories, including raw materials, work-in-process, finished goods and spare parts on a periodic basis. Obsolete inventory or inventory in excess of our estimated usage is written-down to its estimated market value less costs to sell, if less than its cost. The inventory write-downs are recorded as an inventory valuation allowance established on the basis of obsolete inventory or specific identified inventory in excess of established usage. Inherent in our estimates of market value in determining inventory valuation are estimates related to economic trends, future demand for our products and technological obsolescence of our products. If actual market conditions are less favorable than our projections, additional inventory write-downs may be required. If the inventory value is written down to its net realizable value, and subsequently there is an increased demand for the inventory at a higher value, the increased value of the inventory is not realized until the inventory is sold either as a component of a gas delivery system or as separate inventory. During the year ended December 31, 2002, we charged $0.3 million to cost of goods sold to write down excess and obsolete inventory. During the year ended December 31, 2003, we recorded an immaterial charge for excess and obsolete inventory.

Accounting for Income Taxes

      The determination of our tax provision is subject to judgments and estimates. The carrying value of our net deferred tax assets, which is made up primarily of tax deductions, assumes we will be able to generate sufficient future income to fully realize these deductions. In determining whether the realization of these deferred tax assets may be impaired, we make judgments with respect to whether we are likely to generate sufficient future taxable income to realize these assets. We have not recorded any valuation allowance to impair our tax assets because, based on the available evidence, we believe it is more likely than not that we will be able to utilize all of our deferred tax assets in the future. If we do not generate sufficient future income, the realization of these deferred tax assets may be impaired, resulting in an additional income tax expense.

Valuation of Intangible Assets and Goodwill

      We periodically evaluate our intangible assets and goodwill in accordance with Statement of Financial Accounting Standards, or SFAS No. 142, Goodwill and Other Intangible Assets, for indications of impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Intangible assets include goodwill, purchased technology and tradename. Factors we consider important that could trigger an impairment review include significant under-performance relative to historical or projected future operating results, significant changes in the manner of our use of the acquired assets or the strategy for our overall business, or significant negative industry or economic trends. The provisions of SFAS No. 142 also require an annual goodwill impairment test or more frequently if impairment indicators arise. In testing for a potential impairment of goodwill, the provisions of SFAS No. 142 require the application of a fair value based test at the reporting unit level. We operate in one segment and have one reporting unit. Therefore, all goodwill is considered enterprise goodwill and the first step of the impairment test prescribed by SFAS No. 142 requires a comparison of our fair value to our book value. If our estimated fair value is less than the our book value, SFAS No. 142 requires an estimate of the fair value of all identifiable assets and liabilities of the business, in a manner similar to a purchase price allocation for an acquired business. This estimate requires valuations of certain internally generated and unrecognized intangible assets such as in-process research and development and developed technology. Potential goodwill impairment is measured based upon this two-step process. We performed the annual goodwill impairment test as of December 31, 2002 and 2003 and determined that goodwill was not impaired.

Stock Options to Employees

      We have elected to follow the intrinsic value-based method prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, or APB 25, and the related interpretations in accounting for employee stock options rather than adopting the alternative fair value accounting provided under SFAS No. 123, Accounting for Stock Based Compensation. Therefore, we do not record any compensation expense for stock options we grant to our employees where the exercise price equals the fair market value of the stock options on the date of grant and the exercise price, number of shares eligible for issuance under the options and vesting period are fixed. We comply with the disclosure provisions of SFAS No. 123 and SFAS No. 148, which require that we disclose our pro forma net income or loss and net income or loss per common share as if we had expensed the fair value of the options. In calculating such fair values, we use assumptions of estimated option life, dividend policy and interest rates.

Results of Operations

      The following table sets forth statements of operations data for the periods indicated as a percentage of revenue.

	Years Ended December 31,

		Combined(1)
	2001	2002	2003

Sales	100.0%	100.0%	100.0%
Cost of goods sold	86.5%	89.0%	86.8%

Gross profit	13.5%	11.0%	13.2%

Operating expenses:
Research and development	0.8%	0.9%	1.5%
Sales and marketing	1.7%	2.3%	2.9%
General and administrative	4.1%	9.0%	6.4%
In-process research and development	—	1.1%	—

Total operating expenses	6.6%	13.2%	10.8%

Income (loss) from operations	6.9%	(2.2)%	2.4%

Other income (expense):
Interest expense, net	(0.6)%	(0.4)%	(1.9)%
Other income (expense), net	—	—	—

Total other expense	(0.6)%	(0.4)%	(1.9)%

Income (loss) before income taxes	6.4%	(2.6)%	0.5%
Income tax (provision) benefit	(2.6)%	0.0%	(0.3)%

Net income (loss)	3.8%	(2.6)%	0.2%

(1)	The combined financial results for 2002 represent the sum of the financial data for Ultra Clean Technology Systems and Service, Inc. (Predecessor) for the period from January 1, 2002 through November 15, 2002 and the financial data for Ultra Clean Holdings, Inc. for the period from November 16, 2002 (inception) to December 31, 2002. The combined financial data for 2002 is presented to facilitate comparison with other annual periods.

Year Ended December 31, 2003 Compared With Year Ended December 31, 2002

Sales

      We generate revenue from the sale of gas delivery systems. Sales for the year ended December 31, 2003 decreased 8.1% to $77.5 million from $84.3 million for the year ended December 31, 2002, a decrease of $6.8 million. This decrease in sales was due to the continued downturn in the semiconductor capital equipment industry during the first three quarters of 2003, which resulted in decreased demand for, and therefore reduced sales of, our gas delivery systems.

Gross Profit

      Cost of goods sold consists primarily of purchased materials, labor and overhead, including depreciation, associated with the design and manufacture of products sold. Gross profit for the year ended December 31, 2003 increased 9.7% to $10.2 million from $9.3 million for the year ended December 31, 2002, an increase of $0.9 million. Gross profit as a percentage of sales increased to 13.2% for the year ended December 31, 2003 compared to 11.0% for the year ended December 31, 2002. The increase in gross profit for the year ended December 31, 2003 was primarily attributable to sharply higher sales of gas delivery systems in the fourth quarter, during which time we were able to increase production without substantially increasing the number of our employees. We recorded an immaterial charge for excess and obsolete inventory for the year ended December 31, 2003, compared to a charge of $0.3 million for the year ended December 31, 2002. We implemented several cost containment measures during the fourth quarter of 2002 and the first three quarters of 2003, including workforce reductions and mandatory time-off.

Research and Development Expense

      Research and development expense consists primarily of activities related to new component testing and evaluation, test equipment, design and implementation, new product design and testing and other product development activities. Research and development expense for the year ended December 31, 2003 increased 71.4% to $1.2 million from $0.7 million for the year ended December 31, 2002, an increase of $0.5 million. Research and development expense as a percentage of sales increased to 1.5% for the year ended December 31, 2003 compared to 0.9% for the year ended December 31, 2002. This increase in research and development expense was primarily attributable to the development of additional test fixtures for a wider range of products and to additional design activity required by two of our major customers.

Sales and Marketing Expense

      Sales and marketing expense consists primarily of salaries and commissions paid to our sales and service employees and salaries paid to our engineers who work with our sales and service employees to help determine the components and configuration requirements for new products. Sales and marketing expense for the year ended December 31, 2003 increased 21.1% to $2.3 million from $1.9 million for the year ended December 31, 2002, an increase of $0.4 million. Sales and marketing expense as a percentage of sales increased to 2.9% for the year ended December 31, 2003 compared to 2.3% for the year ended December 31, 2002. This increase in sales and marketing expense was primarily attributable to our expansion into new product lines at one of our major customers.

General and Administrative Expense

      General and administrative expense consists primarily of salaries and overhead of our administrative staff. General and administrative expense for the year ended December 31, 2003 decreased 34.2% to $5.0 million from $7.6 million for the year ended December 31, 2002, a decrease of $2.6 million. General and administrative expense as a percentage of sales decreased to 6.4% for the year ended December 31, 2003 compared to 9.0% for the year ended December 31, 2002. We experienced higher general and administrative expense in 2002, primarily due to costs of $4.6 million associated with the Ultra Clean acquisition. General and administrative expense for the year ended December 31, 2003 included $1.1 million in professional fees paid to third party financial advisors for services they performed for us, approximately $0.2 million in bonus accrual associated with our management bonus and profit sharing plans and approximately $0.3 million associated with deferred compensation amortization resulting from restricted stock and employee debt which originated at the time of the Ultra Clean acquisition. We expect our general and administrative expense to increase in 2004 as we incur additional expenses as a public company.

In-Process Research and Development Expense

      In-process research and development expense for the year ended December 31, 2002 was $0.9 million, resulting from one project related to the development of technology and a related product that simplified the generation of steam for use in the semiconductor manufacturing process — the catalytic steam generator. Our development efforts were completed in December 2003. Actual costs incurred to complete this project were not significantly different from the initial estimate. Value ascribed to the project was based on the cost method and represented the cost of personnel, material, equipment and finance charges that would have been incurred to replicate the project to its development stage at the date of acquisition. We had no in process research and development expenses for the year ended December 31, 2003.

Interest Expense

      Interest expense for the year ended December 31, 2003 increased to $1.5 million from $0.4 million for the year ended December 31, 2002, an increase of $1.1 million. This increase in interest expense was attributable to interest payable on our Series A Senior Notes held by FP-Ultra Clean, LLC and some of our key employees which were issued in the fourth quarter of 2002 in connection with the Ultra Clean acquisition.

Provision for Income Taxes

      Provision for income taxes for the year ended December 31, 2003 was $0.2 million compared to $0.03 million income tax benefit for the year ended December 31, 2002. This increase in provision for income taxes was primarily attributable to the increase in taxable income for the year ended December 31, 2003. For the year ended December 31, 2003, the state tax rate was higher than the statutory rate due the mix of taxable income and losses in Texas combined with a consolidated net income approximating break even.

Year Ended December 31, 2002 Compared With Year Ended December 31, 2001

      In the discussion of our financial statements for the year ended December 31, 2002 in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” we refer to financial statements for 2002 as “combined” for comparative purposes. These combined financial results for 2002 represent the sum of the financial data for Ultra Clean Technology Systems and Service, Inc. (Predecessor) for the period from January 1, 2002 through November 15, 2002 and the financial data for Ultra Clean Holdings, Inc. (Ultra Clean) for the period from its inception to December 31, 2002. We further refer to the period from our inception through December 31, 2002 as the November 16, 2002 through December 31, 2002 period, because we had no operations in the period from October 28, 2002, our date of incorporation, to November 15, 2002, the closing date of the Ultra Clean acquisition. These combined financial results are for informational purposes only and do not purport to represent what our financial position would have actually been in such periods had the Ultra Clean acquisition occurred prior to November 15, 2002.

Sales

      Sales for the year ended December 31, 2002 increased 10.2% to $84.3 million from $76.5 million for the year ended December 31, 2001, an increase of $7.8 million. This increase in sales was primarily attributable to the addition of a significant new customer. Sales to our other significant customers for the year ended December 31, 2002 decreased due to the downturn in the semiconductor capital equipment industry, which resulted in decreased demand for, and therefore reduced sales of, our gas delivery systems.

Gross Profit

      Gross profit for the year ended December 31, 2002 decreased 10.6% to $9.3 million from $10.4 million for the year ended December 31, 2001, a decrease of $1.1 million. Gross profit as a percentage of sales decreased to 11.0% for the year ended December 31, 2002 compared to 13.5% for the year ended December 31, 2001. This decrease in gross profit was primarily attributable to a sharp decrease in sales in the fourth quarter of 2002 resulting in a lower absorption of our fixed costs. We also recorded $0.3 million in charges for excess and obsolete inventory for the year ended December 31, 2002, compared to $0.02 million for the year ended December 31, 2001. In addition, we opened a new manufacturing facility in Tualatin, Oregon in October 2002 which increased manufacturing expenses in the fourth quarter of 2002 and did not generate significant sales. We also recorded a charge of $0.1 million to step up inventory associated with the Ultra Clean acquisition.

Research and Development Expense

      Research and development expense for the year ended December 31, 2002 increased 16.7% to $0.7 million from $0.6 million for the year ended December 31, 2001, an increase of $0.1 million. Research and development expense as a percentage of sales increased to 0.9% for the year ended December 31, 2002 compared to 0.8% for year ended December 31, 2001.

Sales and Marketing Expense

      Sales and marketing expense for the year ended December 31, 2002 increased 46.2% to $1.9 million from $1.3 million for the year ended December 31, 2001, an increase of $0.6 million. Sales and marketing expense as a percentage of sales increased to 2.3% for the year ended December 31, 2002 compared to 1.7% for the year ended December 31, 2001. This increase in sales and marketing expense was primarily attributable to an increase in commissions paid to our sales force as a result of sales made to a significant new customer during 2002. In addition, we increased the size of our sales force during 2002 in order to increase our sales efforts with our significant customers.

General and Administrative Expense

      General and administrative expense for the year ended December 31, 2002 increased 145.2% to $7.6 million from $3.1 million for the year ended December 31, 2001, an increase of $4.5 million. General and administrative expense as a percentage of sales increased to 9.0% for the year ended December 31, 2002 compared to 4.1% for the year ended December 31, 2001. This increase in general and administrative expense was primarily attributable to the buyout of stock options of $2.5 million from, and one-time bonus payments of $0.7 million to, some of our key employees in connection with the Ultra Clean acquisition and a $1.3 million charge related to the expiration of unexercised stock options held by a former executive officer at the time of the Ultra Clean acquisition.

In-Process Research and Development Expense

      In-process research and development expense for the year ended December 31, 2002 was $0.9 million for purchased in-process research and development that had not yet reached technological feasibility and had no alternative future use.

Interest Expense

      Interest expense for the year ended December 31, 2002 decreased to $0.4 million from $0.5 million for the year ended December 31, 2001, a decrease of $0.1 million. This decrease in interest expense was primarily attributable to our lower average short-term borrowing balance during 2002.

Provision for Income Taxes

      Provision for income taxes for the year ended December 31, 2002 was negligible compared to an expense of $2.0 million for the year ended December 31, 2001. This decrease in provision for income taxes was attributable to the decrease in taxable income for the year ended December 31, 2002.

Unaudited Quarterly Financial Results

      The following tables set forth statement of operations data for the periods indicated in dollars and as a percentage of sales. The information for each of these periods is unaudited and has been prepared on the same basis as our audited consolidated financial statements included elsewhere in this prospectus and includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our unaudited operations data for the periods presented. Historical results are not necessarily indicative of the results to be expected in the future.

	Predecessor

				Oct. 1,	Nov. 16
	Quarter Ended			2002	2002	Quarter Ended
				through	through
	Mar.	Jun.	Sept.	Nov. 15,	Dec. 31,	Mar.	Jun.	Sept.	Dec.
	31, 2002	30, 2002	30, 2002	2002	2002	31, 2003	30, 2003	30, 2003	31, 2003

	(In thousands)
Sales	$13,262	$27,440	$26,916	$8,720	$7,916	$17,626	$17,410	$16,726	$25,758
Cost of goods sold	12,067	23,469	22,993	8,457	7,972	16,245	14,768	14,605	21,695

Gross profit (loss)	1,195	3,971	3,923	263	(56)	1,381	2,642	2,121	4,063

Operating expenses:
Research and development	135	187	202	110	99	259	268	290	338
Sales and marketing	273	488	619	206	332	471	553	595	657
General and administrative	611	812	856	4,346	962	821	2,051	802	1,304
In-process research and development	—	—	—	—	889	—	—	—	—

Total operating expenses	1,019	1,487	1,677	4,662	2,282	1,551	2,872	1,687	2,299

Income (loss) from operations	176	2,484	2,246	(4,399)	(2,338)	(171)	(230)	434	1,765

Other income (expense)
Interest expense, net	(50)	(43)	(53)	(24)	(182)	(403)	(333)	(371)	(351)
Other income (expense), net	—	—	—	(6)	4	(2)	(3)	(4)	9

Total other expense	(50)	(43)	(53)	(30)	(178)	(405)	(336)	(375)	(342)

Income (loss) before income taxes	126	2,441	2,193	(4,429)	(2,516)	(576)	(566)	59	1,423
Income tax (provision) benefit	(35)	(1,103)	(910)	1,406	667	132	411	(38)	(737)

Net income (loss)	$91	$1,338	$1,283	$(3,023)	$(1,849)	$(444)	$(155)	$21	$686

	Predecessor

	Quarter Ended				Nov.	Quarter Ended
				Oct. 1,	16,
	Mar.	Jun.	Sept.	through	through	Mar.	Jun.	Sept.	Dec.
	31,	30,	30,	Nov. 15,	Dec. 31,	31,	30,	30,	31,
	2002	2002	2002	2002	2002	2003	2003	2003	2003

Sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of goods sold	91.0%	85.5%	85.4%	97.0%	100.7%	92.2%	84.8%	87.3%	84.2%

Gross profit (loss)	9.0%	14.5%	14.6%	3.0%	(0.7)%	7.8%	15.2%	12.7%	15.8%

Operating expenses:
Research and development	1.0%	0.7%	0.8%	1.3%	1.3%	1.5%	1.5%	1.7%	1.3%
Sales and marketing	2.1%	1.8%	2.3%	2.4%	4.2%	2.7%	3.2%	3.6%	2.6%
General and administrative	4.6%	3.0%	3.2%	49.8%	12.2%	4.7%	11.8%	4.8%	5.1%
In-process research and development	—	—	—	—	11.2%	—	—	—	—

Total operating expenses	7.7%	5.4%	6.2%	53.5%	28.8%	8.8%	16.5%	10.1%	8.9%

Income (loss) from operations	1.3%	9.1%	8.3%	(50.4)%	(29.5)%	(1.0)%	(1.3)%	2.6%	6.9%

Other income (expense):
Interest expense, net	(0.4)%	(0.2)%	(0.2)%	(0.3)%	(2.3)%	(2.3)%	(1.9)%	(2.2)%	(1.4)%
Other income (expense), net	0.0%	0.0%	0.0%	(0.1)%	0.1%	(0.0)%	(0.0)%	(0.0)%	0.0%

Total other expense	(0.4)%	(0.2)%	(0.2)%	(0.4)%	(2.2)%	(2.3)%	(1.9)%	(2.2)%	(1.3)%

Income (loss) before income tax	1.0%	8.9%	8.1%	(50.8)%	(31.8)%	(3.3)%	(3.3)%	0.4%	5.5%
Income tax (provision) benefit	(0.3)%	(4.0)%	(3.4)%	16.1%	8.4%	0.7%	2.4%	(0.2)%	(2.9)%

Net income (loss)	0.7%	4.9%	4.8%	(34.7)%	(23.4)%	(2.5)%	(0.9)%	0.1%	2.7%

      Our sales sharply increased during the fourth quarter of 2003, as compared to each of the first three quarters of 2003, as a result of significant growth in the semiconductor industry. In order to support this increased demand, we recently added a significant number of manufacturing personnel and additional test equipment. The addition and training of new employees may lead to short-term quality control problems and place increased demands on our management and experienced personnel. We have also recently experienced shortages in supplies of various components, such as mass flow controllers, valves and regulators, and certain prefabricated parts, such as sheet metal enclosures, used in the manufacture of our products. At the same time, we are experiencing pricing pressure on our products as we attempt to increase market share with our existing customers.

Liquidity and Capital Resources

      Historically, we have required capital principally to fund our working capital needs, satisfy our debt obligations, maintain our equipment and purchase new capital equipment. We anticipate that our operating cash flow, together with the net proceeds of this offering and available borrowings under our revolving credit facility, will be sufficient to meet our working capital requirements, capital lease obligations, expansion plans and technology development projects for at least the next twelve months. The adequacy of these resources to meet our liquidity needs beyond that period will depend on our growth, the cyclical expansion or contraction of the semiconductor capital equipment industry and capital expenditures required to meet possible increased demand for our products. Prior to the Ultra Clean acquisition, we relied on capital contributions and borrowings from Mitsubishi to fund our liquidity needs. As of December 31,

2003, we had cash of $6.0 million as compared to $6.2 million as of December 31, 2002. We estimate that our net proceeds from this offering will be approximately $35.3 million after deducting the underwriting discount and estimated offering expenses, including a $2.0 million advisory fee payable to Francisco Partners, based on the initial public offering price of $7.00 per share. We expect to use the net proceeds to redeem $29.3 million of our Series A Senior Notes held by FP-Ultra Clean, LLC and $1.3 million our Series A Senior Notes held by some of our key employees, plus accrued interest. See “Use of Proceeds.”

      For the year ended December 31, 2003, we generated cash from operating activities of $0.4 million, primarily attributable to generating net income from operations and carrying a higher level of payables compared with the year ended December 31, 2002. These increases were offset by funding an increase in accounts receivable and inventories. For the year ended December 31, 2002, we generated cash from operating activities of $2.7 million, primarily attributable to increases in accounts payable and other liabilities and from lower inventory requirements associated with the downturn in the semiconductor capital equipment industry which resulted in a decreased demand for our gas delivery systems. For the year ended December 31, 2001, we had a net use of $0.6 million in cash from operating activities.

      For the year ended December 31, 2003, we used net cash from investing activities of $0.5 million, primarily for the purchase of computer hardware and an engineering software application. For the year ended December 31, 2002, we used net cash from investing activities of $26.3 million in connection with the Ultra Clean acquisition and $1.7 million to construct and equip a new manufacturing facility in Tualatin, Oregon. For the year ended December 31, 2001, we used net cash from investing activities of $0.6 million, primarily to construct and equip a new manufacturing facility in Austin, Texas.

      For the year ended December 31, 2003, we used cash in financing activities of $0.1 million for principal payments on our capital lease obligations. For the year ended December 31, 2002, cash provided by financing activities was $31.0 million, primarily from the issuance of our Series A Senior Notes and common stock in connection with the Ultra Clean acquisition. Of these proceeds, $9.0 million was used to repay borrowings from Mitsubishi under a revolving credit facility. For the year ended December 31, 2001, we used cash in financing activities of $1.7 million, primarily for repayment of borrowings from Mitsubishi.

Revolving Credit Facility

      Ultra Clean Technology Systems and Service, Inc., our wholly owned subsidiary, entered into a revolving credit facility with Union Bank of California in July 2003, as amended in March 2004, providing for borrowings of up to $10.0 million based upon a defined borrowing base. The proceeds of the revolving credit facility may only be used for working capital purposes. Ultra Clean Technology Systems and Service, Inc. has never utilized this revolving credit facility. We have unconditionally guaranteed all obligations under this facility. These obligations are secured by substantially all of our and their respective assets. Borrowings under the revolving credit facility bear interest, at our option, at a rate equal to 2% per annum plus LIBOR or at 0.25% per annum plus the reference rate established from time to time by the lender. Under the terms of the credit facility agreement, we are subject to customary covenants related to our business and financial condition.

Capital Expenditures

      We spent $0.5 million in capital expenditures for the year ended December 31, 2003, $1.8 million for the year ended December 31, 2002 and $0.6 million for the year ended December 31, 2001. We do not anticipate significant requirements for additional capital expenditures in the next twelve months but our requirements are subject to change depending upon industry conditions.

Contractual Obligations and Contingent Liabilities and Commitments

      Other than operating leases for certain equipment and real estate, we have no significant off-balance sheet transactions, unconditional purchase obligations or similar instruments and, other than with respect to the revolving credit facility described above, are not a guarantor of any other entities’ debt or other financial obligations. The following table presents a summary of our future minimum lease payments:

	Capital	Operating
Year Ending December 31:	Leases	Leases*

	(in thousands)
2004	$123	$773
2005	92	362
2006	55	293
2007	31	133

Total	$301	$1,561

*	Operating lease expense reflects the fact that (1) the lease for our headquarters facility in Menlo Park, California expires on July 31, 2004 and (2) the lease for our manufacturing facility in Austin, Texas expires on August 1, 2005. We expect to be able to renew our Menlo Park lease prior to its expiration under more favorable terms. We have an option to renew the lease on our Austin facility for an additional five years, which we expect to exercise. Operating lease expense set forth in the above table will increase upon renewal of these two leases.

      At December 31, 2003, $30.0 million aggregate principal amount of our Series A Senior Notes were outstanding and an additional $0.6 million Series A Senior Notes were subject to vesting in the future. We expect to repurchase all of the vested and unvested Series A Senior Notes with a portion of the net proceeds of this offering. See “Use of Proceeds” and “Management — Restricted Securities Purchase Agreements.” As of December 31, 2003, no amount was drawn on our revolving credit facility.

      At December 31, 2003, we had commitments to purchase inventory totaling $13,416,000.

Recently Adopted Accounting Standards

      In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 supersedes previous accounting guidance, principally Emerging Issues Task Force, or EITF Issue No. 94-3. The provisions of SFAS No. 146 are applicable for restructuring activities initiated after December 28, 2002. SFAS No. 146 requires that a liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF Issue No. 94-3, a liability for an exit cost was recognized at the date of the commitment to an exit plan. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. The adoption of SFAS No. 146 on January 1, 2003 did not have a material effect on our consolidated financial statements.

      In November 2002, the FASB issued FASB Interpretation, or FIN, No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. This interpretation specifies the disclosures to be made by a guarantor in its interim and annual financial statements concerning its obligations under certain guarantees that it has issued. FIN No. 45 also requires a guarantor to recognize a liability, at the inception of the guarantee, for the fair value of obligations it has undertaken in issuing the guarantee. The disclosure requirements of FIN No. 45 are effective for interim and annual periods ending after December 15, 2002. The initial recognition and initial measurement requirements of FIN No. 45 are effective for guarantees issued or modified after December 31, 2002. The adoption of these provisions did not have a material effect on our consolidated financial statements.

      In December 2002, the EITF reached a consensus on EITF No. 00-21, Revenue Arrangements with Multiple Deliverables. EITF Issue No. 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities, including when and how an arrangement involving multiple deliverables should be divided into separate units of accounting. The guidance in EITF Issue No. 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF Issue No. 00-21 did not have a material effect on our consolidated financial statements.

      In January 2003, the FASB issued FIN 46, Consolidation of Variable Interest Entities and a revised interpretation of FIN 46 (FIN 46R) in December 2003 (collectively FIN 46). These address consolidation of variable interest entities. FIN 46 provides guidance for determining when a primary beneficiary should consolidate a variable interest entity or equivalent structure that functions to support the activities of the primary beneficiary. The provisions of FIN 46 are effective immediately for all variable interest entities created after January 31, 2003. For variable interest entities created prior to February 1, 2003, the provisions of FIN 46 are effective for our first quarter of fiscal 2004. We do not expect the adoption of FIN 46 to have a material effect on our consolidated financial statements.

      In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have a material effect on our consolidated financial statements.

      In December 2003, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 104, Revenue Recognition. SAB 104 updates portions of existing interpretative guidance in order to make this guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The adoption of SAB 104 did not have a material effect on our consolidated financial statements.

Qualitative and Quantitative Disclosure About Market Risk

      Market risk represents the risk of changes in value of a financial instrument caused by fluctuations in interest rates. After the application of the net proceeds from this offering, we will have no indebtedness for borrowed money and therefore our exposure to market risk related to interest rates is limited. If and when we do enter into future borrowing arrangements or borrow under our existing revolving credit facility, we may seek to manage exposure to interest rate changes by using a mix of debt maturities and variable- and fixed-rate debt, together with interest rate swaps where appropriate, to fix or lower our borrowing costs. We do not make material sales or have material purchase obligations outside of the United States and therefore do not generally have exposure to foreign currency exchange risks.

BUSINESS

Overview

      We are a developer and supplier of critical subsystems for the semiconductor capital equipment industry, focusing on gas delivery systems. Our gas delivery systems enable the precise delivery of specialty gases used in a majority of the key steps in the semiconductor manufacturing process. Our customers are primarily OEMs of semiconductor capital equipment. These OEMs outsource the manufacturing of their gas delivery systems in order to improve the efficiency and reduce the costs of their design and manufacturing processes. We provide our customers with a full range of services for the development, design, prototyping, engineering, manufacturing and testing of gas delivery systems. We use our engineering and manufacturing expertise, component neutral platform, supply chain management and comprehensive test capabilities to offer our customers high quality products at reduced design-to-delivery cycle times. For the year ended December 31, 2003, our three largest customers by revenue were Applied Materials, Inc., Novellus Systems, Inc. and Lam Research Corporation.

Industry Background

      The manufacture of semiconductors is a highly complex process. Bare silicon wafers undergo a series of chemical, mechanical and physical process steps resulting in the formation of hundreds or thousands of integrated circuits on a single wafer. During the manufacturing process, a wafer may cycle through each process step up to 30 times before manufacturing is complete and each integrated circuit is fully formed.

      Semiconductor manufacturers must frequently add new capital equipment in order to reduce manufacturing costs, add manufacturing capacity and accommodate more technologically advanced manufacturing processes for next generation semiconductor devices. For example, semiconductor manufacturers are increasingly transitioning fabrication machinery from 200mm to 300mm wafer size in order to increase the number of semiconductor devices produced on a single wafer. In addition, the introduction of new materials and advances in the manufacturing process, including smaller line width technologies, have enabled semiconductor manufacturers to significantly increase the functionality and thereby the complexity of semiconductor devices. New manufacturing techniques require absolute precision in the control of the recipes used in the semiconductor manufacturing process. The flow of gases and liquids into and out of the process chambers must be carefully monitored and controlled to ensure proper timing and duration of gas and chemical reactions within the chambers. Minor deviations from the prescribed process recipe or the introduction of contaminants in the process chambers can result in device defects and manufacturing yield loss.

      In order to achieve the required levels of precision and purity in the manufacture of semiconductor devices, gases are delivered to process chambers by delivery systems which have been integrated into a process tool. Gas delivery systems permit contamination-free handling and delivery of dangerous gases and chemicals at highly accurate flow rates, pressures and timing regimens and are used in a majority of the key semiconductor manufacturing process steps.

      A typical gas delivery system consists of one or more gas lines, comprised of several filters, mass flow controllers, regulators, pressure transducers and valves, associated interconnect tubing and an integrated electronic and/or pneumatic control system. Gas delivery systems are highly specific and are tailored to each individual step in the semiconductor manufacturing process as well as to the specific requirements of OEMs and end-users. Gas delivery systems are one of the most technologically complex subsystems incorporated into each process tool and represent a significant portion of the overall cost of each tool.

      The semiconductor capital equipment industry is highly cyclical. VLSI Research estimates that worldwide sales for semiconductor manufacturing equipment totaled $60.3 billion in 2000 and declined to $29.8 billion in 2002. VLSI estimates that this industry will grow 121% between 2002 and 2005 and will experience a cyclical downturn commencing in 2006.

      Historically, semiconductor capital equipment manufacturers have either manufactured the components and subsystems for their equipment internally or have relied on a number of small suppliers to provide these products.

      Today, however, OEMs are increasingly outsourcing the development, design, prototyping, engineering, manufacturing, assembly and testing of components and systems to subsystem suppliers in order to:

•	reduce their investments in inventory, property, plant and equipment in the face of cyclical demands for their products;

•	reduce design-to-delivery cycle times;

•	take advantage of subsystem suppliers’ ability to quickly modify and reconfigure product designs;

•	take advantage of subsystem suppliers’ inventory management capabilities and purchasing power; and

•	focus on their core competencies in light of increasing research and development requirements and industry-wide pricing pressure.

Because gas delivery systems are among the most technologically complex subsystems, we believe that OEMs need to establish strong partner relationships with companies that possess the engineering expertise, design capabilities, quality control, financial stability and highly flexible manufacturing operations required to satisfy the cyclical and constantly changing demands of semiconductor manufacturers.

Our Solution

      We are a leading developer and supplier of critical subsystems for the semiconductor capital equipment industry, focusing on gas delivery systems. Our products enable our OEM customers to improve the efficiency and reduce the costs of their design and manufacturing processes.

      We offer our customers:

A complete outsourced solution for gas delivery systems. We provide our OEM customers with a complete outsourced solution for the development, design, prototyping, engineering, manufacturing and testing of advanced gas delivery systems, one of the most critical and technologically complex elements of our customers’ products. Our engineers work with our customers to improve the design and performance of their gas delivery systems while reducing the system size and overall cost. We combine our highly specialized engineering capabilities and regulatory compliance expertise to produce high performance products that are customized to meet the needs of each of our customers and their respective end-users and to comply with applicable safety and environmental regulations and industry standards. In addition, we use our advanced analytical and automated equipment to perform comprehensive testing and qualification of final gas delivery systems. We provide our customers with a consolidated report of the key components utilized as well as the range of performance features for each gas delivery system we manufacture. We also manage the supply chain logistics required to manufacture gas delivery systems. This reduces the overall number of suppliers and inventory levels that our customers would otherwise have to manage. Furthermore, we believe we are often able to negotiate reduced component prices due to our large volume orders. As a result, we are able to help our customers improve their manufacturing efficiencies, design-to-delivery cycle times, capital utilization and product operating characteristics.

Improved design-to-delivery cycle times. Our strong relationships with our customers and familiarity with their products and requirements help us to reduce design-to-delivery cycle times for gas delivery systems. Our design teams are highly integrated with the design teams of our customers and in many instances are physically located at the OEM sites. In addition, we have optimized our supply chain management, coordination of design and manufacturing stages of production, logistics expertise and manufacturing controls and can rapidly respond to order requests. This decreases the design-to-delivery cycle times for our customers and reduces the amount of inventory we must carry, thereby lowering our manufacturing costs. In addition, we are able to quickly modify and reconfigure product designs in order to meet end-users’ constantly changing requirements as they adjust their manufacturing processes to optimize manufacturing yields and reduce equipment down-time.

Component neutral design and manufacturing. A typical gas delivery system consists of one or more gas lines, comprised of several filters, mass flow controllers, regulators, pressure transducers and valves, associated interconnect tubing and an integrated electronic and/or pneumatic control system. We do not manufacture any of the components ourselves and are therefore component neutral. This enables us to work with our customers to select the best available components for incorporation into their gas delivery systems. Our component neutral position allows us to recommend components on the basis of technology, performance and cost and to optimize our overall designs based on these criteria. It also enables us to maintain close relationships with a wide range of component suppliers who view us solely as a customer rather than as a competitor.

Component testing capabilities. In addition to our system testing capabilities, we utilize our engineering expertise to test key components, including mass flow controllers, regulators, pressure transducers and valves, that we incorporate into our gas delivery systems. We have made significant investments in advanced analytic and automated equipment to test and qualify key components. With our component testing capabilities we can perform diagnostic tests, design verification and failure analysis for both our customers and suppliers. Because we are component neutral, we can objectively test and assess a wide range of components. We believe that our component testing capabilities provide us with insight into future technological trends and provide our customers with an important value-added service.

Our Strategy

      Our objective is to be the leading supplier of advanced gas delivery systems that are critical to the semiconductor manufacturing process. We plan to use our development, design, prototyping, engineering, manufacturing and testing expertise and efficiency to allow us to continue to foster strong relationships with our existing customers and penetrate more of their product lines, while concurrently engaging in joint-development projects with new customers. We believe that these efforts will allow us to grow our market share of gas delivery systems and expand into other markets.

      Our strategy is comprised of the following key elements:

Increase our market share at existing customers. We believe that a significant market opportunity exists to grow our business with sales to our existing customers by both gaining market share from our competitors and obtaining new business in different product families as our customers continue to outsource their gas delivery system requirements. We believe that our continued focus on our technology development, design, engineering, manufacturing and testing expertise and efficiency, our design-to-delivery cycle times and ability to rapidly respond to non-forecasted demands from our customers will allow us to gain market share from our competitors and attract additional business from existing customers. In addition, we are expanding our manufacturing capacity to meet increased customer demand.

Broaden our customer base by expanding our resources and geographical presence. We plan to continue to grow our business and attract new customers by promoting both the merits of outsourcing by leading OEMs and our own proven ability to meet the demands of OEMs. We plan to expand our geographic footprint in regions that put us in close proximity with both the manufacturing locations of new product families at existing customers as well as with new or potential customers. In addition, we believe significant growth opportunities exist in Europe and Asia. We are currently evaluating the likely cost and most suitable location to build a manufacturing facility in a low cost region, most likely in Asia. As we grow our business, we plan to increase our sales and support resources, as well as design, engineering and manufacturing capabilities.

Drive profitable growth with our flexible cost structure. In response to cyclical changes in the demand for semiconductor capital equipment, we undertake cost containment initiatives and benefit from our supply chain efficiencies. We recently completed the expansion of our manufacturing capacity to meet increased customer demand and believe that we are well positioned to respond to an upturn in our business with our current manufacturing capacity. In addition, we recently added a significant number of manufacturing personnel and additional test equipment to meet increased demand. Historically, we have been able to train assembly technicians in two weeks and weld technicians in four weeks. Generally, new test equipment takes less than twelve weeks to design and build.

Expand into new product markets using our existing expertise. We are committed to expanding beyond gas delivery systems into new product markets such as liquid delivery systems, catalytic steam generation systems and frame assembly design. We believe the following attributes will allow us to enter new markets:

•	our understanding of the semiconductor manufacturing process;

•	our expertise in efficient technology development, design, engineering, manufacturing and testing;

•	our supply chain management expertise; and

•	our strong relationships with existing customers.

Selectively pursue strategic acquisitions. We may choose to accelerate the growth of our business by selectively pursuing strategic acquisitions. We will consider strategic opportunistic acquisitions that will enable us to expand our geographic reach, secure new customers, diversify into complementary product markets and broaden our technological capabilities and product offerings.

Products

      We develop, design, prototype, engineer, manufacture and test gas delivery systems that enable the precise delivery of numerous specialty gases used in a majority of the key steps in the semiconductor manufacturing process, including deposition, etch, chemical mechanical planarization (a process used to polish off high spots on wafers or films deposited on wafers), cleaning and annealing. Our products control the flow, pressure, sequencing and mixing of specialty gases into and out of the process chambers of semiconductor manufacturing tools.

      A typical gas delivery system consists of one or more gas lines, comprised of several filters, mass flow controllers, regulators, pressure transducers and valves, associated interconnect tubing and an integrated electronic and/or pneumatic control system. These systems are mounted on a pallet and are typically enclosed in a sheet metal encasing.

      The following diagram depicts a typical gas delivery system configuration:

•	Filters prevent particle matter from entering the process chambers.

•	Mass flow controllers are devices that control the amount of gas flowing into the process chambers.

•	Regulators regulate gas pressure (usually by means of a pre-loaded spring) in order to maintain a constant level of downstream pressure.

•	Pressure transducers are pressure sensors that display and transmit an analog signal of gas pressure.

•	Valves provide positive shut-off for the gas stream, either by pneumatic control or manual operation.

      Our gas delivery systems minimize surface area and regions in the flow stream where contaminants may otherwise collect and stagnate. Our system designs are reconfigurable and can accommodate different components and additional functionality with each new generation of semiconductor devices. Our gas delivery systems are also capable of being upgraded to accommodate changes to existing processes within the lifecycle of a process tool.

      Our gas delivery system designs are developed in collaboration with our customers and are customized to meet the needs of the specific OEM. We do not sell standard systems. Our customers either specify the particular brands of components they want incorporated into a particular system or rely on our design expertise to help them select the appropriate components for their particular system. Our component neutral position allows us to recommend components to our customers on the basis of technology, performance and cost and to optimize our overall designs based on these criteria.

      In addition, we have developed a catalytic steam generator, or CSGS, which we intend to offer as a stand alone product or as an add-on feature to our gas delivery systems. Several semiconductor manufacturing process steps utilize steam to accelerate growth rates or removal rates on wafers. Our CSGS produces ultra high purity steam that is suitable for various manufacturing process steps. Our CSGS can produce steam in a wide range of concentrations to meet various process requirements in both 200 mm and 300 mm wafer applications. Our CSGS features a modular design that is scalable and can be engineered to meet numerous process requirements and integrated within the footprint of the process tool. During 2003, our CSGS was beta tested by two semiconductor equipment manufacturers.

Design, Engineering and Manufacturing

      We are able to produce reliable, cost-effective systems as a result of our proven design and engineering, manufacturing and testing expertise and attention to quality.

      Design and engineering. We provide our customers with design, configuration and engineering services for their gas delivery systems. As of February 23, 2004, we had a 47-person engineering department, consisting of mechanical engineers, drafters and configuration analysts. We have engineers working on-site at several of our customers’ facilities.

      We work with our customers to develop new product designs and help them to clarify and define their process tool requirements. Our component neutral position allows us to recommend components on the basis of technology, performance and cost and to optimize our overall designs based on these criteria. Our product designs address our customers’ needs in a reliable, cost-effective and highly customized manner. Our engineers work to quickly identify the appropriate components for a particular design and release the order for these components early in the development process so that material procurement can occur prior to the end of the development cycle. Our engineering design department also provides configuration services in which they define and release to our manufacturing facilities and to the customer a documentation package for each specific system. Additionally, our design expertise helps to ensure that new product designs will comply with applicable safety and environmental regulations and industry standards.

      As semiconductor manufacturers continuously adjust and modify their manufacturing processes to optimize manufacturing yields and reduce equipment down-time, our customers are required to make modifications to their process tools. We partner with our customers to rapidly develop optimal design, manufacturing and production solutions and implement appropriate modifications to gas delivery systems to meet end-users’ requirements. Our engineers are trained on our significant customers’ computer aided design systems in order to facilitate quick turnaround times.

      Manufacturing. Our manufacturing capabilities consist of precision machining, welding and assembly services. The breadth of our capabilities enables us to rapidly develop manufacturing specifications, provide precise and repeatable manufacturing and perform final assembly of complex integrated gas delivery systems. We manufacture components that adhere to strict design tolerances and specifications. We operate clean room manufacturing facilities in Menlo Park, California, Austin, Texas, and Tualatin, Oregon. We selected these manufacturing locations to permit us to be near our key customers and to allow us to interact with these customers on a regular basis. Each of our manufacturing facilities is ISO 9001:2000 certified and has been qualified by our customers with respect to the products we build for them. We generally implement new product and process technologies in our Menlo Park facility before migrating these technologies to our other facilities. In January 2004, we completed the expansion of our clean room manufacturing facility in Austin, Texas in order to accommodate possible growth in demand.

      Our manufacturing process is highly flexible, enabling our customers to make alterations to their final requirements throughout the design, engineering and manufacturing process. This results in decreased design-to-delivery cycle times for our customers. We use product data management software to automate documentation changes driven by the engineering design and redesign processes to manage customer requests. This software works directly with our manufacturing resource planning system to streamline the procurement, inventory management and manufacturing processes.

      Supply-chain management. We use a wide range of component parts and materials in the production of our gas delivery systems, including filters, mass flow controllers, regulators, pressure transducers and valves. We obtain components and other materials from a large number or sources, including single source and sole source suppliers. We use consignment material and just-in-time stocking programs to better manage our component inventories in response to changing customer requirements. These approaches enable us to significantly reduce our inventory levels and maintain flexibility in responding to changes in product demand. We believe our close relationships with key suppliers enable us to receive a level of supplier support that substantially strengthens our competitive position. We are able to fulfill customer requirements by pre-buying common parts from approved suppliers. Furthermore, we believe we are often able to negotiate reduced component prices due to our large volume orders. Although supplies of components and materials are currently adequate, shortages could occur due to increased industry demand or other supply interruption.

      Testing. In order to ensure reliability, key components, such as mass flow controllers, valves, regulators and pressure transducers, are qualified prior to being integrated into our systems. These key components are generally tested to verify conformance with industry standards and specifications. Mass flow controllers are tested using a primary calibration test standard prior to installation in a gas delivery system. During the manufacturing process, all functions of the system are tested to assure that the lines are secure and properly connected, components operate correctly and pneumatic logic is correct as designed and built. This testing process also serves as a secondary test on the calibration of the mass flow controllers. Prior to shipping, each gas delivery system is thoroughly tested and verified to a zero particle level. Test data is made available to customers. In addition, every system shipped from our manufacturing facilities is digitally photographed, providing a permanent inspection record of the product. We use these photographs to assist us in answering customers’ questions about configuration or revision status while equipment is in the field and unavailable for direct inspection.

      Quality control. Our quality management system allows us to access real-time corrective action reports, nonconformance reports, customer complaints and controlled documentation. In addition, our senior management conducts quarterly reviews of our quality control system to evaluate effectiveness. Our customers also complete quarterly surveys which allow us to measure satisfaction.

      As a result of our commitment to, and strict compliance with, quality standards, we have received several service and quality awards from key customers for our performance and quality business processes. We were awarded the Novellus Outstanding Services Award in 2001 and 2002, the Novellus Outstanding Quality Award in 2002 and 2003 and the Lam Research Supplier Excellence Award in 2003. In addition, our products and manufacturing processes are designed to comply with applicable safety and environmental regulations and industry standards.

Customers

      We sell our products to manufacturers of capital equipment for the production of semiconductor devices. The semiconductor capital equipment industry is highly concentrated and we are therefore highly dependent upon a small number of customers.

      The following table sets forth the percentages of our total net sales to our three largest customers in each period presented.

	Year Ended
	December 31,

	2001	2002	2003

Applied Materials, Inc.	51%	46%	47%
Novellus Systems, Inc.	40%	26%	24%
Lam Research Corporation	—	26%	21%

Three largest customers as a group	91%	98%	92%

      We have successfully qualified as a supplier with each of our customers. This lengthy qualification process involves the inspection and audit of our facilities and evaluation by our customers of our engineering, documentation, manufacturing and quality control processes and procedures before that customer places orders for our products. Our customers will generally only place orders with suppliers who have met and continue to meet their qualification criteria.

Sales and Support

      We sell our products through our direct sales force which, as of February 23, 2004, consisted of a total of 18 sales directors, account managers and sales support staff. Our sales directors are responsible for establishing sales strategy and setting the objectives for specific customer accounts. Each account manager is dedicated to a specific customer account and is responsible for the day-to-day management of that customer. Account managers work closely with customers and in many cases provide on-site support. Account managers often attend customers’ internal meetings related to production, engineering design and quality to ensure that customer expectations are interpreted and communicated properly to our operations group. Account managers also work with our customers to identify and meet their cost and design-to-delivery cycle time objectives.

      We have dedicated account managers responsible for new business development for gas delivery system products and related technologies. Our new business development account managers initiate and develop long-term, multi-level relationships with customer accounts and work closely with customers on new business opportunities throughout the design-to-delivery cycle.

      Our sales force includes technical sales support for order placement, spare parts quotes and production status updates. We have a technical sales associate located at each of our manufacturing facilities. In addition, we have developed a service and support infrastructure to provide our customers with service and support 24 hours a day, seven days a week. Our dedicated field service engineers provide customer support through the performance of on-site installation, servicing and repair of our gas delivery systems.

Technology Development

      We engage in ongoing technology development efforts in order to remain a technology leader for gas delivery systems. We have a technology development group which, as of December 31, 2003, consisted of three persons, two of whom hold doctoral degrees. In addition, our design engineering and new product engineering groups support our technology development activities.

      Our technology development group works closely with our customers to identify and anticipate changes and trends in next generation semiconductor manufacturing equipment and, in particular, gas delivery systems. Our technology development group is involved in customer technology partnership programs that focus on process application requirements for gas delivery systems. These development efforts are designed to meet specific customer requirements in the areas of gas delivery system design, materials, component selection and functionality. Our technology development group also works directly with our suppliers to help them identify new component technologies and make necessary changes in, and enhancements to, the components that we integrate into our products. Our analytic and testing capabilities enable us to evaluate multiple supplier component technologies and provide customers with a wide range of appropriate component and design choices for their gas delivery systems. Our analytic and testing capabilities also enable us to predict technological changes and the requirements in component features for next generation gas delivery systems.

      Through our technology development efforts, we are developing additional features to improve the performance and functionality of our gas delivery systems. Recently, we have also developed a proprietary catalytic steam generator product which we intend to offer as a stand alone product or as an additional feature to our gas delivery systems.

      Our self-funded technology development and new product engineering expenses were approximately $613,000, $733,000 (excluding our write-off of $889,000 of purchased in-process research and development) and $1,155,000 for 2001, 2002 and 2003. We perform our technology development activities principally at our facilities in Menlo Park, California.

Intellectual Property

      Our success depends in part on our ability to maintain and protect our proprietary technology and to conduct our business without infringing the proprietary rights of others. Our business is largely dependent upon our design, engineering, manufacturing and testing know-how. We also rely on a combination of trade secrets and confidentiality provisions, and to a much lesser extent, patents, copyrights and trademarks, to protect our proprietary rights. As of December 31, 2003, we had four issued United States patents, all of which expire in 2018. As of December 31, 2003, we had one additional United States patent application pending. None of our patents is material to our business. Intellectual property that we develop on behalf of our customers is generally owned exclusively by those customers.

      We routinely require our employees, suppliers and potential business partners to enter into confidentiality and non-disclosure agreements before we disclose to them any sensitive or proprietary information regarding our products, technology or business plans. We require employees to assign to us proprietary information, inventions and other intellectual property they create, modify or improve.

      We may be required to spend significant resources to monitor and protect our intellectual property rights. We may not be able to detect infringement of our proprietary rights and may lose our competitive position in the market if any such infringement occurs. In addition, competitors may design around our technology or develop competing technologies and know-how.

      In addition, third parties may claim that we are infringing their intellectual property rights, and although we do not know of any infringement by our products of the valid intellectual property rights of third parties, we may be unaware of intellectual property rights of others that may cover some of our products. Any litigation regarding patents or other intellectual property rights could be costly and time-consuming and divert our management and key personnel from our business operations. The complexity of the technology involved and the uncertainty of intellectual property litigation increase these risks. Claims of intellectual property infringement might also require us to obtain licenses, which we may not be able to obtain on terms acceptable to us, or at all. We also may be subject to significant damages or injunctions against development and sale of certain of our products if any infringement claims against us prove successful.

Competition

      Our industry is highly fragmented, and we have numerous competitors. Our principal competitors are Celerity Group, Inc., Integrated Flow Systems, Matheson Tri-Gas, Inc. and Wolfe Engineering, Inc. When we compete for new business at OEMs, we face competition from other suppliers of gas delivery systems as well as the OEM’s internal manufacturing group. Although we have not faced competition in the past from the largest subsystem and component manufacturers in the semiconductor capital equipment industry, these suppliers could compete with us in the future. In addition, OEMs that have elected to outsource their gas delivery systems could elect in the future to develop and manufacture these subsystems internally, leading to further competition. We expect to face new competitors as we enter new markets. Some of our competitors have substantially greater financial, technical, manufacturing and marketing resources than we do. We expect our competitors to continue to improve the performance of their current products and to introduce new products or new technologies that could adversely affect sales of our current and future products. In addition, the limited number of potential customers in our industry further intensifies competition. We anticipate that increased competitive pressures will cause intensified price-based competition and we may have to reduce the prices of our products. The primary competitive factors in our industry are price, technology, quality, design-to-delivery cycle time, reliability in meeting product demand, service and historical customer relationships.

Employees

      As of February 23, 2004, we had 285 employees, of which 77 were temporary employees. Of our total employees, 47 were in engineering, 3 in technology development, 18 in sales and support, 108 in direct manufacturing, 90 in indirect manufacturing and 19 in executive and administrative functions. None of our employees are represented by a labor union and we have not experienced any work stoppages.

Facilities

      Our headquarters are located in Menlo Park, California, where we lease approximately 32,000 square feet of commercial space under a term lease that expires on July 31, 2004. We expect to be able to renew this lease prior to its expiration on more favorable terms. We use this space for our principal administrative, sales and support, engineering and technology development facilities and for manufacturing purposes. Approximately 6,500 square feet at our Menlo Park facility is a clean room manufacturing facility. We also have manufacturing facilities in Austin, Texas, and Tualatin, Oregon. In Austin, we lease approximately 12,000 square feet of manufacturing space under a lease term that expires on August 1, 2005, subject to renewal for up to five years at our option. Approximately 3,500 square feet in Austin is a clean room manufacturing facility. In Tualatin, we lease approximately 15,000 square feet of manufacturing space under a term lease that expires on October 15, 2007, subject to renewal for up to five years at our option. Approximately 4,000 square feet in Tualatin is a clean room manufacturing facility.

Governmental Regulation and Environmental Matters

      Our operations are subject to federal, state and local regulatory requirements and foreign laws, relating to environmental, waste management and health and safety matters, including measures relating to the release, use, storage, treatment, transportation, discharge, disposal and remediation of contaminants, hazardous substances and wastes, as well as practices and procedures applicable to the construction and operation of our facilities. Our past or future operations may result in exposure to injury or claims of injury by employees or the public which may result in material costs and liabilities to us. Although some risk of costs and liabilities related to these matters is inherent in our business, we believe that our business is operated in substantial compliance with applicable regulations. However, new, modified or more stringent requirements or enforcement policies could be adopted, which could adversely affect us.

Legal Proceedings

      We are not currently a party to any material legal proceedings.

MANAGEMENT

Executive Officers and Directors

      Set forth below is information concerning our executive officers and directors as of March 24, 2004:

Name	Age	Position

Clarence L. Granger	55	President, Chief Executive Officer, Chief Operating Officer and Director
Kevin L. Griffin	49	Chief Financial Officer
Bruce Wier	56	Vice President of Engineering
Deborah Hayward	42	Vice President of Sales
Sowmya Krishnan, Ph.D.	35	Vice President of Technology and Chief Technology Officer
Brian R. Bachman	58	Director
Sue Billat	53	Director
Dipanjan Deb	34	Director
Kevin C. Eichler	44	Director
David T. ibnAle	32	Director
Thomas M. Rohrs	53	Director

      Clarence L. Granger, has served as our Chief Executive Officer since November 2002, as our President and Chief Operating Officer since March 1999 and as a director since May 2002. Mr. Granger served as our Executive Vice President and Chief Operating Officer from January 1998 to March 1999 and as our Executive Vice President of Operations from April 1996 to January 1998. Prior to joining Ultra Clean in April 1996, he served as Vice President of Media Operations for Seagate Technology from 1994 to 1996. Prior to that, Mr. Granger worked for HMT Technology as Chief Executive Officer from 1993 to 1994, as Chief Operating Officer from 1991 to 1993 and as President from 1989 to 1994. Prior to that, Mr. Granger worked for Xidex as Vice President and General Manager, Thin Film Disk Division, from 1988 to 1989, as Vice President, Santa Clara Oxide Disk Operations, from 1987 to 1988, as Vice President, U.S. Tape Operations, from 1986 to 1987 and as Director of Engineering from 1983 to 1986. Mr. Granger holds a master of science degree in industrial engineering from Stanford University and a bachelor of science degree in industrial engineering from the University of California at Berkeley.

      Kevin L. Griffin has served as our Chief Financial Officer since February 2000. Mr. Griffin served as our controller from May 1992 to February 2000. Prior to joining Ultra Clean in May 1992, Mr. Griffin served as Manager of Accounting and Finance at Mitsubishi International Corporation from 1989 to 1991. Prior to that, Mr. Griffin was employed by Rudolf & Sletten as a project accountant from 1987 to 1988. Mr. Griffin holds a bachelor of arts degree in economics and history from the University of California at Santa Barbara.

      Bruce Wier has served as our Vice President of Engineering since February 2000. Mr. Wier served as our Director of Design Engineering from July 1997 to February 2000. Prior to joining Ultra Clean in July 1997, Mr. Wier was the Engineering Manager for the Oxide Etch Business Unit at Lam Research from April 1993 to June 1997. Prior to that, Mr. Wier was the Senior Project Engineering Manager at Genus from May 1990 to April 1993, the Mechanical Engineering Manager at Varian Associates from November 1985 to May 1990, and the Principal Engineer/ Project Manager at Eaton Corporation from February 1981 to November 1985. Mr. Wier is also on the board of directors of, and is the Chief Financial Officer for, Acorn Travel, a travel company formed by his wife in 1999. Mr. Wier holds a bachelor of science degree cum laude in mechanical engineering from Syracuse University.

      Deborah Hayward has served as our Vice President of Sales since October 2002. Ms. Hayward served as our Senior Sales Director from May 2001 to October 2002, as Sales Director from February 1998 to May 2001 and as a major account manager from October 1995 to February 1998. Prior to joining Ultra Clean in 1995, she was a customer service manager and account manager at Brooks Instruments from 1985 to 1995.

      Sowmya Krishnan, Ph.D., has served as our Vice President of Technology since January 2004 and as our Chief Technology Officer since February 2001. Dr. Krishnan served as our Director of Technology Development from January 1998 to January 2001, as Manager of Technology Development from January 1995 to December 1997 and as manager of a joint evaluation program between Ultra Clean and VLSI Technology from February 1994 to December 1994. Dr. Krishnan holds a master of science degree in chemical engineering and a doctorate degree in chemical engineering from Clarkson University.

      Brian R. Bachman has served as a director of Ultra Clean since March 2004. Mr. Bachman was the Chief Executive Officer and Vice Chairman of Axcelis Technologies, Inc. from May 2000 to January 2002. Prior to that, he was Senior Vice President and Group Executive-Hydraulics, Semiconductor Equipment and Specialty Controls of Eaton Corporation from December 1995 to July 2000 and Vice President and general manager for the Standard Products Business Group of Philips Semiconductors B.V. from 1991 to 1995. Prior to that, Mr. Bachman held various positions with FMC Corporation, General Electric Co. and TRW Inc. and was president of General Semiconductor, Inc., a subsidiary of Square D Co., and was a group General Manager with ITT Industries Inc. Mr. Bachman is on the board of directors of Keithley Instruments, Inc. and Kulicke and Soffa Industries, Inc. He is also an adjunct professor at Northwestern University’s Kellogg McCormick Master of Management in Manufacturing Program.

      Sue Billat has served as a director of Ultra Clean since March 2004. Ms. Billat has been a principal at Benchmark Strategies, which she founded in 1990, since 2002. Prior to that, she was a Managing Director and senior research analyst for semiconductor equipment and foundries at Robertson Stephens & Company from 1996 to 2002 and senior vice president of marketing for Utratech Stepper from 1994 to 1996. Ms. Billat is on the board of directors of PDF Solutions. Ms. Billat holds a bachelor of science degree and masters in physics from Georgia Tech and completed further graduate studies in electrical engineering and engineering management at Stanford University.

      Dipanjan Deb has served as a director of Ultra Clean since November 2002. Mr. Deb is a founder of Francisco Partners and has been a partner since its formation in August 1999. Prior to joining Francisco Partners, Mr. Deb was a principal with Texas Pacific Group from 1998 to 1999. Earlier in his career, Mr. Deb was director of semiconductor banking at Robertson Stephens & Company and a management consultant at McKinsey & Company. Mr. Deb is also on the board of directors of AMIS Holdings, Inc., Conexant Systems, Inc., Legerity, Inc. and NPTest Holding Corporation. Mr. Deb holds a bachelor of science degree in electrical engineering and computer science from the University of California, Berkeley, where he was a Regents Scholar, and masters in business administration from the Stanford University Graduate School of Business.

      Kevin C. Eichler has served as a director of Ultra Clean since March 2004. Mr. Eichler has been the Vice President and Chief Financial Officer of MIPS Technologies, Inc. since June 1998. Prior to that, he was Vice President of Operations and Chief Financial Officer of Visigenic Software Inc. from 1996 to 1998, Executive Vice President of Finance and Chief Financial Officer of National Information Group from 1995 to 1996 and Executive Vice President of Finance and Chief Financial Officer of Mortgage Quality Management, Inc. from 1991 to 1995. Prior to 1991, Mr. Eichler held management positions with NeXT Software and Microsoft. Mr. Eichler is on the board of directors of SupportSoft, Inc. and Magma Design Automation, Inc. Mr. Eichler holds a bachelor of science degree in accounting from St. John’s University.

      David T. ibnAle has served as a director of Ultra Clean since November 2002. Mr. ibnAle is a Principal of Francisco Partners and has been an investment professional with Francisco Partners since December 1999, when he joined as a Vice President. Prior to joining Francisco Partners, Mr. ibnAle was an Associate with Summit Partners from 1996 to 1998. Prior to that he worked in the Corporate Finance Department of Morgan Stanley & Co. from 1994 to 1996. Mr. ibnAle also worked in the Fixed Income Division of Goldman Sachs & Co. Mr. ibnAle holds an A.B. in public policy and an A.M. in international development policy from Stanford University and a masters in business administration from the Stanford University Graduate School of Business.

      Thomas M. Rohrs has served as a director of Ultra Clean since January 2003. Mr. Rohrs has been Vice President, Strategic Development, of Applied Global Services since October 2003. Prior to that, he was a senior advisor to Applied Materials, Inc. from May 2002 to September 2003 and Senior Vice President, Global Operations, at Applied Materials, Inc. from November 1997 to April 2002. Prior to that he was Vice President, Worldwide Operations, for Silicon Graphics from 1992 to 1997 and Senior Vice President, Manufacturing and Customer Service, at MIPS Computer Systems from 1989 to 1992. Prior to 1989, Mr. Rohrs was employed by Hewlett Packard in a number of managerial positions. Mr. Rohrs is on the board of directors of Magma Design Automation, Inc., Ion Systems, Inc. and nthOrbit, Inc. Mr. Rohrs has a bachelor of science in mechanical engineering from the University of Notre Dame and a masters in business administration from Harvard Business School. He serves on the Engineering Advisory Council for the University of Notre Dame.

Board Structure and Compensation

      Pursuant to a stockholder’s agreement, our principal stockholder, FP-Ultra Clean, LLC, which is controlled by Francisco Partners, has the right to nominate for election a majority of the members of our board of directors as long as it holds at least 25% of our outstanding common stock. However, as FP-Ultra Clean, LLC’s ownership interest in us decreases, its right to nominate directors will be reduced as follows:

Percent of nominees for election
Percentage stock ownership	to our board of directors

25% or more	50%
Less than 25%	25%
Less than 20%	20%
Less than 10%	10%
Less than 5%	0%

      Our board of directors currently consists of seven directors. All of our directors will stand for election at each annual meeting of stockholders. Non-employee directors will be paid a $20,000 annual fee, a $5,000 annual fee per committee on which a non-employee director serves and a $5,000 annual fee per committee on which a non-employee director serves as the chairperson. In addition, upon joining our board, non-employee directors will be granted options to purchase 15,000 shares of our common stock under our Amended and Restated 2003 Stock Incentive Plan. For the year ended December 31, 2003, Mr. Rohrs was granted options to purchase 32,500 shares of our common stock and earned a one-time fee of $25,000 in connection with services performed as a director. In addition, in March 2004, Mr. Rohrs was granted 62,500 shares of restricted common stock under our Amended and Restated 2003 Stock Incentive Plan which vests over four years.

      Our board of directors has the following committees:

Audit Committee. The audit committee of our board of directors reviews our financial statements and accounting practices and makes recommendations to our board of directors regarding the selection of independent auditors. In addition, any transaction in which one of our directors has a conflict of interest must be disclosed to our board of directors and reviewed by the audit committee. Under our corporate governance guidelines, if a director has a conflict of interest, the director must disclose the interest to the audit committee and our board of directors and must recuse himself or herself from participation in the discussion and must not vote on the matter. In addition, the audit committee is authorized to retain special legal, accounting or other advisors in order to seek advice or information with respect to all matters under consideration, including potential conflicts of interest. Our audit committee consists of Messrs. Bachman, Eichler and ibnAle and Ms. Billat.

Compensation Committee. The compensation committee of our board of directors makes recommendations to our board of directors concerning salaries and incentive compensation for our officers and employees and administers our employee benefit plans. Our compensation committee consists of Messrs. Bachman, Deb, ibnAle and Rohrs.

Nominating and Corporate Governance Committee. The nominating and corporate governance committee of our board of directors identifies and recommends nominees to our board of directors, oversees and sets compensation for our directors and oversees compliance with our corporate governance guidelines. Our nominating and corporate governance committee consists of Messrs. Deb, ibnAle and Rohrs.

      Under Exchange Act and Nasdaq rules, each of our board committees must have at least one independent member as of the date of this offering, a majority of independent members within 90 days of the date of this offering and all independent members within one year of the date of this offering. As a result of these new rules, we will be required to change the composition of each of our board committees over time to satisfy these requirements.

Compensation Committee Interlocks and Insider Participation

      No member of the compensation committee will serve as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee. Additional information concerning transactions between us and entities affiliated with members of the compensation committee is included in this prospectus under the caption “Certain Relationships and Related Party Transactions.”

Executive Compensation

      The following table sets forth compensation information for 2003 for our executive officers.

Summary Compensation Table

	Annual Compensation

				Other
				Annual	All Other
Name And Principal Position	Salary	Bonus		Compensation	Compensation (1)

Clarence L. Granger	$233,077	$33,932		—	$11,535
President and Chief Executive Officer
Kevin L. Griffin	179,663	16,287		—	—
Chief Financial Officer
Bruce Wier	180,838	19,137		—	10,480
Vice President of Engineering
Deborah Hayward	110,298	70,415	(2)	—	2,956
Vice President of Sales
Sowmya Krishnan, Ph.D.	123,654	8,551		—	3,700
Vice President of Technology and Chief Technology Officer

(1)	Amounts shown under “All Other Compensation” reflect our contributions to our 401(k) plan on behalf of our executive officers. In addition, the amounts shown for Mr. Granger and Mr. Wier also include $2,795 and $2,342, respectively, for life insurance premiums.

(2)	This amount reflects commissions paid to Ms. Hayward.

Stock Option Grants in 2003

      The following table sets forth information concerning grants of options to acquire shares of our common stock granted to our executive officers for the year ended December 31, 2003. All options listed in the table become vested and exercisable over a four year period from the grant date, with the first 25% vesting on the first anniversary of the grant date and  1/48 of the shares vesting monthly thereafter. The options were granted at an exercise price equal to the fair market value of our common stock on the grant date, as determined by our board of directors.

	Individual Grants
					Potential Realizable Value at
	Number of	Percentage of			Assumed Annual Rates of
	Securities	Total Options			Stock Price Appreciation for
	Underlying	Granted to			Option Term(1)
	Options	Employees in	Exercise Price
Name	Granted	2003	($/Share)	Expiration Date	5%	10%

Clarence L. Granger	385,000	36.08%	$1.00	2/20/2013	$3,796,000	$5,970,000
Kevin L. Griffin	125,000	11.72	1.00	2/20/2013	1,232,000	1,938,000
Bruce Wier	88,750	8.32	1.00	2/20/2013	875,000	1,376,000
Deborah Hayward	46,250	4.33	1.00	2/20/2013	456,000	717,000
	16,250	1.52	1.00	7/28/2013	164,000	263,000
Sowmya Krishnan	31,250	2.93	1.00	2/20/2013	308,000	485,000

(1)	This represents hypothetical gains that would exist for the options at the end of their respective terms based on assumed annualized rates of compound stock price appreciation from the date of this prospectus of 5% and 10% based on the initial public offering price of $7.00 per share. The disclosure of 5% and 10% assumed rates is required by the rules of the Securities and Exchange Commission and does not represent our estimate or projection of future common stock prices or stock price growth.

Aggregate Option Exercises in 2003 and Year-End Option Values

      The following table sets forth information regarding unexercised options held as of December 31, 2003 by each of our executive officers. None of our executive officers exercised any stock options in the year ended December 31, 2003.

	Number of Securities		Value of Unexercised
	Underlying Unexercised Options		In-The-Money Options at
	at December 31, 2003		December 31, 2003(1)

Name	Exercisable	Unexercisable	Exercisable	Unexercisable

Clarence L. Granger	—	385,000	—	$2,310,000
Kevin L. Griffin	—	125,000	—	750,000
Bruce Wier	—	88,750	—	532,500
Deborah Hayward	—	62,500	—	375,000
Sowmya Krishnan	—	31,250	—	187,500

(1)	The value of unexercised in-the-money options is based on the initial public offering price of $7.00 per share, minus the exercise price of the option, multiplied by the number of shares issued upon the exercise of the option.

Employment Agreements

Employment Agreement with Clarence L. Granger

      We entered into an employment agreement with Clarence L. Granger dated November 15, 2002, as amended on March 2, 2004, pursuant to which he agreed to serve as our President and Chief Executive Officer through March 2006. His employment agreement provides for a base salary of $300,000. He received a signing bonus, of which approximately $74,000 was paid in cash, $88,000 was paid in cash but used to purchase our common stock, and $265,000 was placed in a deferred compensation arrangement payable after seven years (or earlier in the discretion of our board of directors). Under this deferred compensation arrangement, we have agreed to pay interest of 2.7% per annum on the deferred amount, payable on June 30 and December 31 of each year. Under his employment agreement, Mr. Granger is eligible to receive an annual bonus of up to $150,000, subject to the satisfaction of performance goals as may be set by our board of directors. In the event that Mr. Granger is terminated by us without cause at any time or Mr. Granger resigns within six months after a change of control with good reason, he is entitled to continue to receive the amount of his base salary for 12 months (offset by any income earned by him during such 12 months) and 12 months’ accelerated vesting of his options. Mr. Granger also entered into a non-compete agreement with us which expires on November 15, 2004. During the third quarter of 2003, Mr. Granger agreed to a voluntary reduction in his base salary as a result of our decreased sales stemming from the continued downturn in the semiconductor capital equipment industry.

Employment Agreement with Kevin L. Griffin

      We entered into an employment agreement with Kevin L. Griffin dated November 15, 2002, as amended on March 2, 2004, pursuant to which he agreed to serve as our Chief Financial Officer. His employment agreement provides for a base salary of $150,000. He received a signing bonus of $314,000. Under his employment agreement, Mr. Griffin is eligible to receive an annual bonus of up to $95,000, subject to the satisfaction of performance goals as may be set by our board of directors. In the event that Mr. Griffin is terminated by us without cause, he is entitled to continue to receive the amount of his base salary for 12 months (offset by any income earned by him during such 12 months). Mr. Griffin also entered into a non-compete agreement with us which expires on November 15, 2004. During the third quarter of 2003, Mr. Griffin agreed to a voluntary reduction in his base salary as a result of our decreased sales stemming from the continued downturn in the semiconductor capital equipment industry.

Restricted Securities Purchase Agreements

      In connection with the Ultra Clean acquisition, we entered into Restricted Securities Purchase Agreements, each dated as of November 26, 2002, with some of our key employees, including Messrs. Granger, Griffin and Wier and Dr. Krishnan. Pursuant to these agreements, we issued and sold an aggregate of 178,975 shares of our common stock at a purchase price of $1.00 per share and $536,900 aggregate principal amount of our Series A Senior Notes to these key employees. We also granted an aggregate of 268,525 shares of our common shares and $805,500 aggregate principal amount of our Series A Senior Notes to these same key employees, which we refer to as bonus securities. The bonus securities vest at a rate of 25% annually over a four year period, subject to continued employment, and become fully vested upon a change in control. A “change in control” will be deemed to have occurred upon the consummation of a merger or consolidation of us with or into any other entity, the sale or disposition of all or substantially all of our assets or any acquisition by any person or persons of the beneficial ownership of more than 50% of the voting power of our equity securities in a single transaction or series of related transactions; provided that an underwritten public offering of our securities shall not be considered a change in control. The first 25% of the bonus securities vested in November 2003. We expect to repurchase all of the vested and unvested Series A Senior Notes with a portion of the net proceeds of this offering. See “Use of Proceeds.” Unvested shares of our common stock will continue to vest pursuant to the terms of the Restricted Securities Purchase Agreements.

      In addition, on February 20, 2003, we entered into a second Restricted Securities Purchase Agreement with Mr. Granger pursuant to which we issued and sold to him an aggregate of 47,645 shares of our common stock at a purchase price of $1.00 per share, for a total purchase price of $47,645.

      The following table sets forth the purchase by and grant of notes and common stock to some of our key employees:

Name	Purchased Shares	Purchased Notes	Bonus Shares	Bonus Notes

Clarence L. Granger	153,845	$318,600	159,300	$477,900
Kevin L. Griffin	30,325	91,000	45,500	136,500
Bruce Wier	21,225	63,700	31,850	95,600
Sowmya Krishnan	7,575	22,700	11,375	34,100
Other	13,650	40,900	20,500	61,400

Total	226,620	$536,900	268,525	$805,500

Benefit Plans

Amended and Restated 2003 Stock Incentive Plan

      Our Amended and Restated 2003 Stock Incentive Plan provides for the grant of stock options and other stock-based awards, such as restricted stock or restricted stock units. Employees and consultants of ours or of our parent or subsidiaries are eligible to receive awards under the plan. Members of our board of directors are also eligible to receive awards under the plan.

      Stock awards under our Amended and Restated 2003 Stock Incentive Plan may consist of a maximum of 3,117,427 shares of common stock (including awards currently outstanding), subject to adjustment in the event of certain corporate events such as stock splits. The number of shares reserved for issuance under our Amended and Restated 2003 Stock Incentive Plan will increase automatically on January 1 of each year beginning in 2005 through 2014 by an amount equal to the lesser of 2.0% of our then outstanding shares or 370,228 shares, or such lesser number of shares as may be approved by our board of directors. As of December 31, 2003, there were outstanding options to purchase 1,055,250 shares of common stock under the plan.

      Shares under the plan may consist, in whole or in part, of authorized and unissued shares or treasury shares. If any shares covered by (or related to) an award granted under the plan are forfeited, or if such award is settled for cash, is otherwise terminated, or is canceled without the delivery of shares, then the shares covered by (or related to) such award shall again become shares with respect to which awards may be granted. In addition, shares tendered in satisfaction or partial satisfaction of the exercise price of any award, or any tax withholding obligations, will again become shares with respect to which awards may be granted.

      Our board of directors or a committee appointed by our board of directors administers the plan, referred to herein as the Administrator. Subject to the provisions of the plan, the Administrator has the authority to, among other things, make rules and regulations appropriate for the administration of the plan and determine the persons to whom awards may be granted, the number of shares to be covered by each award, the exercise or purchase price of each award, if applicable, the vesting schedule of each award, and whether a stock option will be designated as an incentive stock option or non-statutory stock option.

      Both incentive stock options and non-qualified stock options may be granted under the plan. The Administrator determines the exercise price of each stock option; provided, however, the exercise price of a stock option may not be less than 100% of the fair market value at the time the option is granted. Options will be exercisable at such times and subject to such other terms and conditions the Administrator may, in its sole discretion, specify in the applicable option agreement. If other stock-based awards are granted under the plan, the Administrator will determine the terms and conditions of the awards at the time of the grant.

      Unless otherwise provided in the optionee’s option agreement, if the optionee’s employment is terminated other than due to death or disability or for cause, then the optionee generally has three months from the date of termination to exercise any options that are vested and exercisable on the date of termination. If the optionee’s termination of employment is due to the optionee’s death or disability, all vested and exercisable stock options on the date of termination will remain exercisable for 12 months following the date of termination. If the optionee’s employment is terminated for cause, any outstanding options, whether vested or unvested, will terminate immediately. Regardless of the reason for termination (including death or disability), in no event may any option be exercised following its expiration.

      Generally, unless the applicable award agreement provides otherwise, an award granted under the plan may not be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered other than by will or the laws of descent and distribution.

      In the event of a change of control, the Administrator may:

•	cause any outstanding award under the plan to be continued by us, assumed or substituted with a substantially equivalent award by the successor company (or any parent or subsidiary of the successor company), or canceled in consideration of a cash payment or alternative award, if applicable, made to the holder of such canceled award equal to the fair market value of such canceled award less any exercise price (provided that the Administrator may determine that only holders of vested awards shall receive any such cash payment or the alternative award), or

•	take any other action or actions with respect to the outstanding awards that it deems appropriate.

Any award (or any portion of such award) not continued or assumed by us or any successor company (or any of its parent or subsidiary companies), as applicable, will terminate on such change of control and the holder will be entitled to no consideration for such award.

      Subject to certain conditions and stockholder approval as necessary, our board of directors may amend, alter or terminate the plan at any time, but no amendment may impair the rights of any optionee with respect to any outstanding option without that optionee’s consent. The plan will remain in effect until it is terminated by our board of directors, although no incentive stock options may be granted under the plan later than ten years from the date the plan was adopted by our board of directors.

Employee Stock Purchase Plan

      Our board of directors and stockholders have approved and adopted our Employee Stock Purchase Plan, to be implemented after completion of our initial public offering, as determined by our board of directors. Our Employee Stock Purchase Plan is intended to qualify as an “employee stock purchase plan” under Section 423 of the Internal Revenue Code. The stock purchase plan is designed to enable eligible employees to purchase shares of our common stock at a discount on a periodic basis through payroll deductions. We have reserved 555,343 shares of our common stock for issuance under our stock purchase plan, subject to adjustment in the event of certain corporate events such as stock splits. The shares will consist, in whole or in part, of authorized but unissued shares or treasury shares, including shares purchased on the open market or otherwise.

      Our employees generally will be eligible to participate in the stock purchase plan if they are employed by us or by a subsidiary of ours that we designate. Our employees are not eligible to participate in the stock purchase plan if they are 5% stockholders or would become 5% stockholders as a result of their participation in the stock purchase plan. An employee’s participation in the stock purchase plan will end automatically upon termination of employment for any reason.

      Our board of directors or a committee of our board administers the plan and has full and exclusive authority to interpret the terms of the plan, determine eligibility and amend the plan (subject to stockholder approval where required by applicable law).

      Our plan contains consecutive, overlapping offering periods of 12 months. Each offering period includes two six-month purchase periods. The plan permits participants to purchase common stock through payroll deductions of up to 10% of their eligible compensation.

      Amounts deducted and accumulated by the participant are used to purchase shares of our common stock at the end of each six-month purchase period (subject to any limitations imposed by the Internal Revenue Code or the terms of the plan). The price is 85% of the lower of the fair market value of our common stock at the beginning of an offering period or on the purchase date. If the fair market value at the end of a purchase period is less than the fair market value at the beginning of the offering period, participants will be withdrawn from the current offering period following their purchase of shares on the purchase date and will be re-enrolled in the immediately following offering period. Participants may end their participation at any time during an offering period, and will be paid their payroll deductions to the date of such withdrawal.

      In the event of our merger with or into another corporation, a sale of all or substantially all of our assets, or a change of control (collectively, a “Corporate Transaction”), a successor corporation may assume or substitute each outstanding option. If the successor corporation does not assume or substitute for each of the outstanding options, the purchase period then in progress will be shortened by setting a new exercise date, which shall be before the consummation of the Corporate Transaction, and any offering period then in progress will end on the new exercise date.

      Subject to certain conditions and stockholder approval as necessary, our board of directors may amend, alter or discontinue the plan at any time, but generally no amendment may impair the rights of any optionee with respect to any outstanding option without that optionee’s consent. Our plan will terminate in 2024 unless earlier terminated by our board of directors.

401(k) Plan

      We sponsor a defined contribution plan intended to qualify under Section 401 of the Internal Revenue Code, or a 401(k) plan. Eligible employees may make pre-tax contributions to the plan of a percentage of their eligible compensation, subject to certain limits. We match between 50% and 100% of employee contributions (up to 6% of the employee’s annual eligible compensation), depending on the years of service of the employee.

PRINCIPAL AND SELLING STOCKHOLDERS

      The following table sets forth information with respect to the beneficial ownership of our common stock outstanding as of December 31, 2003 and on an as adjusted basis to reflect the sale of shares in this offering for:

•	each person or group known by us to beneficially own more than 5% of our common stock;

•	each of our directors and executive officers;

•	all of our directors and executive officers as a group; and

•	the selling stockholder, FP-Ultra Clean, LLC, that is offering shares in the over-allotment option granted to the underwriters.

      In accordance with the rules of the Securities and Exchange Commission, beneficial ownership includes voting or investment power with respect to securities and includes the shares issuable pursuant to stock options that are exercisable within 60 days of December 31, 2003. Shares issuable pursuant to stock options are deemed outstanding for computing the ownership percentage of the person holding such options but are not outstanding for computing the ownership percentage of any other person. The number of shares of common stock outstanding after this offering reflects the sale by us of 6,000,000 shares of common stock in this offering. The percentage of beneficial ownership for the following table is based on 10,245,395 shares of common stock outstanding as of December 31, 2003.

      Unless otherwise indicated, the address of each of the named entities or individuals is c/o Ultra Clean Holdings, Inc., 150 Independence Drive, Menlo Park, California 94025. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock.

			Shares Beneficially			Shares Beneficially
			Owned After the			Owned After the
	Shares Beneficially		Offering Without			Offering With
	Owned Before the		Exercise of Over-		Number of	Exercise of Over-
	Offering		Allotment Option		Shares Offered	Allotment Option
Name and Address of					in Over-
Beneficial Owner	Number	Percent	Number	Percent	Allotment	Number	Percent

Greater than 5% Stockholders:
FP-Ultra Clean, LLC(1)	9,750,250	95.2%	9,750,250	60.0%	900,000	8,850,250	54.5%
c/o Francisco Partners, L.P.
2882 Sand Hill Road, Suite 280
Menlo Park, CA 94025
Francisco Partners, L.P.(2)	9,750,250	95.2%	9,750,250	60.0%	900,000	8,850,250	54.5%
c/o Francisco Partners, L.P.
2882 Sand Hill Road, Suite 280
Menlo Park, CA 94025

Executive Officers and Directors:
Clarence L. Granger(3)	409,395	4.0%	409,395	2.5%	—	409,395	2.5%
Kevin L. Griffin(4)	107,075	1.0%	107,075	*	—	107,075	*
Bruce Wier(5)	75,262	*	75,262	*	—	75,262	*
Deborah Hayward(6)	11,562	*	11,562	*	—	11,562	*
Sowmya Krishnan(7)	26,762	*	26,762	*	—	26,762	*

			Shares Beneficially			Shares Beneficially
			Owned After the			Owned After the
	Shares Beneficially		Offering Without			Offering With
	Owned Before the		Exercise of Over-		Number of	Exercise of Over-
	Offering		Allotment Option		Shares Offered	Allotment Option
Name and Address of					in Over-
Beneficial Owner	Number	Percent	Number	Percent	Allotment	Number	Percent

Dipanjan Deb(8)	9,750,250	95.2%	9,750,250	60.0%	900,000	8,850,250	54.5%
Brian R. Bachman(9)	—	—	—	—	—	—	—
Sue Billat(10)	—	—	—	—	—	—	—
David T. ibnAle(11)	9,750,250	95.2%	9,750,250	60.0%	900,000	8,850,250	54.5%
Kevin C. Eichler(12)	—	—	—	—	—	—	—
Thomas M. Rohrs(13)	66,562	*	66,562	*	—	66,562	*
All executive officers and directors as a group (11 persons)(14)	10,446,868	99.7%	10,446,868	63.4%	900,000	9,546,868	58.0%

*	Less than 1% of the outstanding shares of common stock.

(1)	All of the membership interests of FP-Ultra Clean, LLC are beneficially owned by Francisco Partners, L.P. Voting and investment power belongs to a group of managing directors of Francisco Partners, L.P. Francisco Partners, L.P.’s managing directors include Dipanjan Deb, David Stanton, Benjamin Ball, Neil Garfinkel, David Golob, Sanford Robertson, Gerald Morgan and Keith Geeslin. The voting and investment power belongs to a group and not to any individual managing director. Each of these managing directors disclaims beneficial ownership of the securities held by Francisco Partners, L.P., except with respect to his pecuniary interest in Francisco Partners, L.P.

(2)	Francisco Partners, L.P.’s managing directors include Dipanjan Deb, David Stanton, Benjamin Ball, Neil Garfinkel, David Golob, Sanford Robertson, Gerald Morgan and Keith Geeslin.

(3)	Includes 119,475 unvested shares granted in connection with the Ultra Clean acquisition and options to purchase 96,250 shares of common stock exercisable within 60 days of December 31, 2003. See “Management — Restricted Securities Purchase Agreements.”

(4)	Includes 34,125 unvested shares granted in connection with the Ultra Clean acquisition and options to purchase 31,250 shares of common stock exercisable within 60 days of December 31, 2003. See “Management — Restricted Securities Purchase Agreements.”

(5)	Includes 23,887 unvested shares granted in connection with the Ultra Clean acquisition and options to purchase 22,187 shares of common stock exercisable within 60 days of December 31, 2003. See “Management — Restricted Securities Purchase Agreements.”

(6)	Includes options to purchase 11,562 shares of common stock exercisable within 60 days of December 31, 2003.

(7)	Includes 8,531 unvested shares granted in connection with the Ultra Clean acquisition and options to purchase 7,812 shares of common stock exercisable within 60 days of December 31, 2003. See “Management — Restricted Securities Purchase Agreements.”

(8)	Includes 9,750,250 shares beneficially owned by Francisco Partners, L.P. Mr. Deb is a managing director of Francisco Partners, L.P. and disclaims beneficial ownership of the shares held by Francisco Partners, L.P., except with respect to his pecuniary interest in Francisco Partners, L.P.

(9)	Appointed as a director on March 5, 2004.

(10)	Appointed as a director on March 5, 2004.

(11)	Includes 9,750,250 shares beneficially owned by Francisco Partners, L.P. Mr. ibnAle is a principal of Francisco Partners, L.P. and disclaims beneficial ownership of the shares held by Francisco Partners, L.P., except with respect to his pecuniary interest in Francisco Partners, L.P.

(12)	Appointed as a director on March 5, 2004.

(13)	Includes 62,500 shares of restricted common stock granted in March 2004 under our Amended and Restated 2003 Stock Incentive Plan and options to purchase 4,062 shares of common stock exercisable within 60 days of December 31, 2003.

(14)	Includes 9,750,250 shares beneficially owned by Francisco Partners, L.P., 186,023 unvested shares granted in connection with the Ultra Clean acquisition, options to purchase 173,123 shares of common stock exercisable within 60 days of December 31, 2003 and 62,500 shares of restricted common stock granted in March 2004 under our Amended and Restated 2003 Stock Incentive Plan.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Relationship with Francisco Partners

      On November 15, 2002, Ultra Clean Holdings, Inc., which is owned by FP-Ultra Clean, LLC (95.2%) and by some of our key employees (4.8%), acquired Ultra Clean Technology Systems and Service, Inc. After completion of this offering, FP-Ultra Clean, LLC will own approximately 60.0% of our outstanding common stock, assuming no exercise of the underwriters’ over-allotment option. Two of our directors, Messrs. Deb and ibnAle, are employees of Francisco Partners. Set forth below is a brief description of the existing relationships and agreements between us and Francisco Partners.

5% Series A Senior Notes due 2009

      In connection with the Ultra Clean acquisition, we issued and sold to FP-Ultra Clean, LLC, in a series of transactions from November 15, 2002 through December 2, 2002, an aggregate of $29,250,000 of our Series A Senior Notes. The notes bear interest at a rate of 5% per annum which is payable in cash, semi-annually, on June 15 and December 15 and can be repaid, in whole or in part, without penalty. We expect to repurchase these notes with a portion of the net proceeds of this offering. See “Use of Proceeds.”

Advisory Fees

      In connection with the Ultra Clean acquisition, we paid an advisory fee of $2.0 million to Francisco Partners Management, LLC, an affiliate of Francisco Partners, L.P. In addition, we have agreed to pay Francisco Partners Management, LLC a one-time fee of $2.0 million for advisory services performed during the period leading up to our initial public offering. We are not required to pay any additional advisory services or other similar fees to Francisco Partners or any of its affiliates.

Stockholder’s Agreement

      We and FP-Ultra Clean, LLC have entered into a stockholder’s agreement. The stockholder’s agreement covers matters of corporate governance, restrictions on transfer of our securities and information rights.

      Corporate Governance. The stockholder’s agreement provides that FP-Ultra Clean, LLC has the right to nominate for election members of our board of directors as set forth under “Management — Board Structure and Compensation.”

      The stockholder’s agreement also provides that our board of directors may not take certain significant actions without the approval of FP-Ultra Clean, LLC as long as it owns at least 25% of our outstanding common stock. These actions include:

•	mergers, acquisitions or certain sales of assets;

•	any liquidation, dissolution or bankruptcy;

•	issuances of securities;

•	determination of compensation and benefits for our chief executive officer and chief financial officer;

•	appointment or dismissal of any of the chairman of our board of directors, chief executive officer, chief financial officer or any other executive officer in any similar capacity;

•	amendments to the stockholder’s agreement or exercise or waiver of rights under the stockholders’ agreement;

•	amendments to our charter or bylaws;

•	any increase or decrease in the number of directors that comprise our board of directors;

•	the declaration of dividends or other distributions;

•	any incurrence or refinancing of indebtedness in excess of $10 million;

•	approval of our business plan, budget and strategy; and

•	modification of our long-term business strategy.

      All of the provisions of the stockholder’s agreement are expressly subject to any requirements as to governance imposed by rules of the Securities and Exchange Commission, The Nasdaq National Market or any other exchange on which our securities are listed.

      Restrictions on Transfer. Generally, FP-Ultra Clean, LLC is prohibited from transferring its securities of Ultra Clean Holdings, Inc. without complying with restrictions relating to the timing of the transfer, the number of securities subject to the transfer and the transferee of such securities.

      Information Rights. So long as FP-Ultra Clean, LLC holds any of our securities, it has the right to receive from us financial information, monthly management reports, reports from our independent public accountants and such additional information regarding our financial position or business as it reasonably requests.

Registration Rights Agreement

      FP-Ultra Clean, LLC has registration rights with respect to our common stock pursuant to the registration rights agreement dated December 2, 2002.

      Demand Registration. The registration rights agreement provides that, after we have completed this offering and upon the expiration of the lock-up period imposed by the underwriters, we can be required to effect additional registration statements, or demand registrations, registering the securities held by FP-Ultra Clean, LLC. We are required to pay the registration expenses in connection with each demand registration. We may decline to honor any of these demand registrations if the aggregate gross proceeds expected to be received does not equal or exceed $5.0 million or if we have effected a demand registration within the preceding ninety days. If a demand registration is underwritten and the managing underwriter advises us that the number of securities offered to the public needs to be reduced, priority of inclusion in the demand registration shall be such that first priority shall be given to FP-Ultra Clean, LLC and its permitted transferees.

      Incidental Registration. In addition to our obligations with respect to demand registrations, if we propose to register any of our securities, other than a registration on Form S-8 or S-4 or successor forms to these forms, whether or not such registration is for our own account, FP-Ultra Clean LLC will have the opportunity to participate in such registration. Expenses relating to these “incidental registrations” are required to be paid by us.

      If an incidental registration is underwritten and the managing underwriter advises us that the number of securities offered to the public needs to be reduced, priority of inclusion shall be such that first priority shall be given to us and second priority shall be given to FP-Ultra Clean, LLC and its permitted transferees. We and the stockholders selling securities under a registration statement are required to enter into customary indemnification and contribution arrangements with respect to each registration statement. FP-Ultra Clean, LLC has agreed not to exercise its registration rights without the prior written consent of Credit Suisse First Boston LLC for a period of 270 days after the date of this prospectus.

Transactions with Management

      In connection with the Ultra Clean acquisition, we entered into Restricted Securities Purchase Agreements, each dated as of November 26, 2002, with some of our key employees, including Messrs. Granger, Griffin and Wier and Dr. Krishnan. Pursuant to these agreements, we issued and sold an aggregate of 178,975 shares of our common stock at a purchase price of $1.00 per share and $536,900 aggregate principal amount of our Series A Senior Notes to these key employees. The notes were issued and sold on the same terms as the notes issued and sold to FP-Ultra Clean, LLC. See “— Relationship with Francisco Partners — Series A Senior Notes.” We also granted an aggregate of 268,525 shares of our common stock and $805,500 aggregate principal amount of our Series A Senior Notes to these same key employees, which we refer to as bonus securities. See “Management — Restricted Securities Purchase Agreements.” The bonus securities vest at a rate of 25% annually over a four year period, subject to continued employment, and become fully vested upon a change in control. The first 25% of the bonus securities vested in November 2003. We expect to repurchase all of the vested and unvested Series A Senior Notes with a portion of the net proceeds of this offering. See “Use of Proceeds.” Unvested shares of our common stock will continue to vest pursuant to the terms of the Restricted Securities Purchase Agreements.

      In addition, on February 20, 2003, we entered into a second Restricted Securities Purchase Agreement with Mr. Granger pursuant to which we issued and sold to him an aggregate of 47,645 shares of our common stock at a purchase price of $1.00 per share, for a total purchase price of $47,645.

SHARES ELIGIBLE FOR FUTURE SALE

      Prior to this offering, there has been no market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our common stock in the public market after the restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.

      As of December 31, 2003, after giving effect to the offering and assuming no exercise of any stock options, we would have had 16,245,395 shares of common stock outstanding. Of these shares, the 6,000,000 shares sold in this offering will be freely transferable without restriction or registration under the Securities Act, except for any shares purchased by one of our “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining shares of common stock are “restricted shares” as defined in Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 of the Securities Act. As a result of the contractual lock-up periods described below and the provisions of Rules 144 and 701, these shares will be available for sale in the public market as follows:

Number of Shares	Date

6,000,000	On the date of this prospectus.
6,495,145	After 180 days from the date of this prospectus (subject, in some cases, to volume limitations).
16,245,395	After 270 days from the date of this prospectus (subject, in some cases, to volume limitations).

Rule 144

      In general, under Rule 144 as currently in effect, beginning 90 days after this offering, a person, or persons whose shares are aggregated, who owns shares that were purchased from us, or any affiliate, at least one year previously, is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of our then-outstanding shares of common stock, which will equal approximately 162,455 shares immediately after this offering, assuming no exercise of any stock options outstanding as of December 31, 2003, or the average weekly trading volume of our common stock on The Nasdaq National Market during the four calendar weeks preceding the filing of a notice of the sale on Form 144. Sales under Rule 144 are also subject to manner of sale provisions, notice requirements and the availability of current public information about us. We are unable to estimate the number of shares that will be sold under Rule 144 since this will depend on the market price for our common stock, the personal circumstances of the stockholder and other factors.

Rule 144(k)

      Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who owns shares within the definition of “restricted securities” under Rule 144 that were purchased from us, or any affiliate, at least two years previously, would be entitled to sell shares under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements described above.

Rule 701

      In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirements or other restrictions contained in Rule 701.

      The Securities and Exchange Commission has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act of 1934, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by “affiliates” under Rule 144 without compliance with its one-year minimum holding period requirement.

Registration Rights

      Following this offering and assuming no exercise of the underwriters’ over-allotment option, FP-Ultra Clean, LLC or its transferees will be entitled to various rights with respect to the registration under the Securities Act of the 9,750,250 shares of common stock that it will hold upon completion of this offering. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. For further information regarding these registration rights, see “Certain Relationships and Related Party Transactions — Relationship with Francisco Partners — Registration Rights Agreement.”

Stock Options

      As of December 31, 2003, options to purchase a total of 1,055,250 shares of common stock were outstanding. All of the shares subject to options are subject to lock-up agreements. An additional 1,999,677 shares of common stock are available for future option grants under our Amended and Restated 2003 Stock Incentive Plan, 210,750 of which we intend to grant to our non-employee directors and some of our employees upon completion of this offering.

      Upon completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering all shares of common stock subject to outstanding options or issuable pursuant to our Amended and Restated 2003 Stock Incentive Plan. Subject to Rule 144 volume limitations applicable to affiliates, shares registered under the Form S-8 registration statement will be available for sale in the open market, beginning 90 days after the date of the prospectus, except to the extent that the shares are subject to vesting restrictions with us or the contractual restrictions described below.

Lock-up Agreements

      Our officers, directors and substantially all of our security holders have entered into the lock-up agreements described in “Underwriting.”

DESCRIPTION OF CAPITAL STOCK

      The following description summarizes the material terms of our capital stock. This information does not purport to be complete and is subject in all respects to the applicable provisions of our amended and restated certificate of incorporation and bylaws.

General

      Our authorized capital stock consists of 90,000,000 shares of common stock, $0.001 par value per share, and 10,000,000 shares of undesignated preferred stock, $0.001 par value per share.

Common Stock

      As of December 31, 2003, we had 10,245,395 shares of common stock outstanding which were held of record by seven stockholders. As of December 31, 2003, after giving effect to the offering and assuming no exercise of any stock options, we would have had 16,245,395 shares of common stock outstanding. The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. All shares of our common stock are entitled to share equally in any dividends our board of directors may declare from legally available sources. Our common stock has been approved for quotation on The Nasdaq National Market under the symbol “UCTT.”

Preferred Stock

      Our board of directors is authorized, subject to any limitations imposed by law, without stockholder approval, from time to time to issue up to 10,000,000 shares of preferred stock in one or more series, each series to have rights and preferences, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as our board of directors may determine. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our voting stock outstanding. As of December 31, 2003, we had no shares of preferred stock outstanding, and we have no present plans to issue any shares of preferred stock.

Anti-Takeover Measures

      Delaware law and provisions of our charter documents could discourage potential acquisition proposals and could delay, deter or prevent a change in control. The anti-takeover provisions of Delaware law impose various impediments to the ability of a third party to acquire control of us, even if a change in control would be beneficial to our existing stockholders. However, we have elected not to be governed by Section 203 of Delaware law, which means that we have elected not to take advantage of anti-takeover protection related to transactions with interested stockholders. Additionally, provisions of our amended and restated certificate of incorporation and bylaws to be effective on the completion of this offering could deter, delay or prevent a third party from acquiring us, even if doing so would benefit our stockholders. These provisions include:

•	a requirement that special meetings of stockholders may be called only by the chairman of our board of directors or our president or, upon the written request of two directors, our secretary;

•	advance notice requirements for stockholder proposals and nominations; and

•	the authority of our board of directors to issue, without stockholder approval, preferred stock with such terms as our board of directors may determine.

      In addition to the anti-takeover measures described above, provisions of our stockholder’s agreement with FP-Ultra Clean, LLC could deter, delay or prevent a third party from acquiring us. See “Certain Relationships and Related Party Transactions — Relationship with Francisco Partners — Stockholder’s Agreement.”

Transfer Agent and Registrar

      Wells Fargo Shareowner Services will serve as the transfer agent and registrar for our common stock. The transfer agent’s address is 161 North Concord Exchange, South St. Paul, Minnesota 55075-1139 and the telephone number is (800) 468-9716.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR

NON-U.S. HOLDERS OF COMMON STOCK

      The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of common stock by a beneficial owner that is a “non-U.S. holder” and that does not own, and is not deemed to own, more than 5% of our common stock. A “non-U.S. holder” is a person or entity that, for U.S. federal income tax purposes, is a:

•	non-resident alien individual, other than certain former citizens and residents of the United States subject to tax as expatriates,

•	foreign corporation or

•	foreign estate or trust.

      A “non-U.S. holder” does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition and is not otherwise a resident of the United States for U.S. federal income tax purposes. Such an individual is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of common stock.

      This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), and administrative pronouncements, judicial decisions, and final and temporary Treasury Regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to non-U.S. holders in light of their particular circumstances and does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. Prospective holders are urged to consult their tax advisors with respect to the particular tax consequences to them of owning and disposing of common stock, including the consequences under the laws of any state, local or foreign jurisdiction.

Dividends

      As discussed under “Dividend Policy” above, we do not currently expect to pay dividends. In the event that we do make distributions, however, distributions made to a non-U.S. holder of common stock out of our current or accumulated earnings and profits generally will constitute dividends for U.S. tax purposes and generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding, a non-U.S. holder will be required to provide an Internal Revenue Service Form W-8BEN certifying its entitlement to benefits under a treaty. To the extent distributions exceed our current and accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock (but not below zero) and then will be treated as gain from the sale of common stock.

      The withholding tax does not apply to dividends paid to a non-U.S. holder who provides a Form W-8ECI, certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. income tax as if the non-U.S. holder were a U.S. resident. A non-U.S. corporation receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate).

Gain on Disposition of Common Stock

      A non-U.S. holder generally will not be subject to U.S. federal income tax on gain realized on a sale or other disposition of common stock unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States, subject to an applicable treaty providing otherwise, or

•	we are or have been a U.S. real property holding corporation, as defined in the Code, at any time within the five-year period preceding the disposition or the non-U.S. holder’s holding period, whichever period is shorter, and our common stock has ceased to be traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs.

We believe that we are not, and do not anticipate becoming, a U.S. real property holding corporation.

Information Reporting Requirements and Backup Withholding

      Information returns will be filed with the Internal Revenue Service in connection with payments of dividends. Unless you comply with certification procedures to establish that you are not a United States person, information returns may be filed with the Internal Revenue Service in connection with the proceeds from a sale or other disposition of common stock and you may be subject to backup withholding tax on payments of dividends or on the proceeds from a sale or other disposition of common stock. The certification procedures required to claim a reduced rate of withholding under a treaty will satisfy the certification requirements necessary to avoid the backup withholding tax as well. The amount of any backup withholding from a payment to you will be allowed as a credit against your United States federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the Internal Revenue Service.

Federal Estate Tax

      An individual non-U.S. holder who is treated as the owner of, or has made certain lifetime transfers of, an interest in the common stock will be required to include the value of the stock in his gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

UNDERWRITING

      Under the terms and subject to the conditions contained in an underwriting agreement dated March 24, 2004, we have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston LLC, J.P. Morgan Securities Inc., Banc of America Securities LLC and Piper Jaffray & Co. are acting as representatives, the following respective numbers of shares of common stock:

Number of
Underwriter	Shares

Credit Suisse First Boston LLC	2,700,000
J.P. Morgan Securities Inc.	1,650,000
Banc of America Securities LLC	1,050,000
Piper Jaffray & Co.	600,000

Total	6,000,000

      The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

      The selling stockholder has granted to the underwriters a 30-day option to purchase on a pro rata basis up to an aggregate of 900,000 additional outstanding shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

      The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $0.294 per share. The underwriters and selling group members may allow a discount of $0.10 per share on sales to other broker/ dealers. After the initial public offering, the representatives may change the public offering price and concession and discount to broker/ dealers.

      The following table summarizes the compensation and estimated expenses we and the selling stockholder will pay:

	Per Share		Total

	Without	With	Without	With
	Over-allotment	Over-allotment	Over-allotment	Over-allotment

Underwriting Discounts and Commissions paid by us	$0.49	$0.49	$2,940,000	$2,940,000
Expenses payable by us	$0.63	$0.63	$3,800,000	$3,800,000
Underwriting Discounts and Commissions paid by the selling stockholder	$—	$0.49	$—	$441,000
Expenses payable by the selling stockholder	$—	$—	$—	$—

      The representatives have informed us that they do not expect discretionary sales to exceed 5% of the shares of common stock being offered.

      We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston LLC for a period of 180 days after the date of this prospectus; provided that we may issue up to 2,142,857 shares of common stock in connection with an acquisition so long as the recipients of such shares agree to be bound by the terms of the foregoing agreement.

      Our officers, directors, the selling stockholder and holders of substantially all of our outstanding securities have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston LLC for a period of 180 days after the date of this prospectus; provided that with respect to the securities held by the selling stockholder, the above described lock-up period will be 270 days. Notwithstanding the foregoing, our officers, directors and security holders subject to lock-up agreements may transfer shares of our common stock or securities convertible into or exchangeable or exercisable for shares of our common stock as a bona fide gift or to family trusts, provided that the transferee agrees to the lock-up terms applicable to the transferor.

      We and the selling stockholder have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

      Our common stock has been approved for quotation on The Nasdaq National Market under the symbol “UCTT.”

      Some of the underwriters have provided investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

      We have agreed to pay Francisco Partners Management, LLC, an affiliate of Francisco Partners L.P., a one-time fee of $2.0 million for advisory services performed during the period leading up to our initial public offering. The National Association of Security Dealers, Inc. has determined that $300,000 of the fee will be considered underwriting compensation under Rule 2710 of the NASD’s Conduct Rules.

      Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiation between us and the underwriters and does not necessarily reflect the market price for the common stock following the offering. The principal factors that were considered in determining the public offering price included:

•	the history of and prospects for our industry and for semiconductor companies generally;

•	an assessment of our management;

•	our present operations;

•	our historical results of operations;

•	our earnings prospects;

•	the general condition of the securities markets at the time of this offering; and

•	recent market prices of, and the demand for, publicly traded common stock of generally comparable companies.

      We cannot be sure that the initial public offering price will correspond to the price at which the common stock will trade in the public market following this offering or that an active trading market for the common stock will develop and continue after this offering.

      In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment transactions involve sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over- allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

      A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members on the same basis as other allocations.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

      The distribution of our common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholder prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of our common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of our common stock.

Representations of Purchasers

      By purchasing our common stock in Canada and accepting a purchase confirmation a purchaser is representing to us, the selling stockholder and the dealer from whom the purchase confirmation is received that

•	the purchaser is entitled under applicable provincial securities laws to purchase our common stock without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent, and

•	the purchaser has reviewed the text above under Resale Restrictions.

Rights of Action — Ontario Purchasers Only

      Under Ontario securities legislation, a purchaser who purchases our common stock offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us and the selling stockholder in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling stockholder. In no case will the amount recoverable in any action exceed the price at which our common stock was offered to the purchaser and if the purchaser is shown to have purchased our common stock with knowledge of the misrepresentation, we and the selling stockholder will have no liability. In the case of an action for damages, we and the selling stockholder will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of our common stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

      All of our directors and officers as well as the experts named herein and the selling stockholder may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

      Canadian purchasers of our common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in our common stock in their particular circumstances and about the eligibility of our common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

      The validity of the shares of common stock being offered will be passed upon for us by Davis Polk & Wardwell, Menlo Park, California. Selected legal matters in connection with this offering will be passed on for the underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

EXPERTS

      The consolidated financial statements as of December 31, 2002 and 2003, and for the years ended December 31, 2001 and 2003, and the periods from January 1, 2002 through November 15, 2002 and November 16, 2002 through December 31, 2002, included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

      We have filed a registration statement regarding this offering on Form S-1, including all amendments and supplements thereto, with the Securities and Exchange Commission under the Securities Act of 1933, as amended. This prospectus, which constitutes a part of the registration statement, does not contain all of the information included in the registration statement, certain items of which are contained in schedules and exhibits to the registration statement as permitted by the rules and regulations of the Securities and Exchange Commission. You should refer to the registration statement and its exhibits to read that information. Statements made in this prospectus as to any of our contracts, agreements or other documents referred to are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. You may read and copy information omitted from this prospectus but contained in the registration statement at the public reference facilities maintained by the Securities and Exchange Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may also request copies of all or any portion of such material from the Public Reference Section of the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference room. In addition, materials filed electronically with the Securities and Exchange Commission are available at the Securities and Exchange Commission’s web site at http://www.sec.gov. You may also request a copy of these filings, at no cost, by writing or telephoning us at: Ultra Clean Technology, 150 Independence Drive, Menlo Park, California 94025, (650) 323-4100.

      We intend to furnish to our stockholders annual reports containing audited financial statements and quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information, in each case prepared in accordance with generally accepted accounting principles.

INDEX TO FINANCIAL STATEMENTS

ULTRA CLEAN HOLDINGS, INC.

INDEPENDENT AUDITORS’ REPORT

To the Stockholders of Ultra Clean

     Holdings, Inc.:

      We have audited the accompanying statements of operations, stockholders’ equity and cash flows of Ultra Clean Technology Systems and Service, Inc. (“Predecessor”) for the year ended December 31, 2001 and the period from January 1, 2002 through November 15, 2002 (date of disposition) and the accompanying consolidated balance sheets of Ultra Clean Holdings, Inc. and its subsidiary (“Ultra Clean”) (together with Predecessor, the “Company”), successor company, as of December 31, 2002 and 2003, and the related statements of operations, stockholders’ equity and cash flows for the period from November 16, 2002 (date of acquisition) through December 31, 2002 and year ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, such financial statements present fairly, in all material respects, the results of operations and cash flows of the Predecessor for the year ended December 31, 2001 and for the period from January 1, 2002 through November 15, 2002 and the consolidated financial position of Ultra Clean, as of December 31, 2002 and 2003, and the results of its operations and cash flows for the period from November 16, 2002 through December 31, 2002 and the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

San Jose, California

February 13, 2004
(March 5, 2004 as to Note 11)

ULTRA CLEAN HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands, except per share amounts)

	December 31,

	2002	2003

ASSETS
Current assets:
Cash	$6,237	$6,035
Accounts receivable	8,362	11,724
Income tax receivable	1,357	—
Inventories	8,229	9,123
Deferred income taxes	2,004	1,802
Prepaid expenses and other	201	210

Total current assets	26,390	28,894

Equipment and leasehold improvements:
Computer equipment and software	722	954
Furniture and fixtures	175	165
Machinery and equipment	1,410	1,514
Leasehold improvements	2,603	2,599

	4,910	5,232
Accumulated depreciation and amortization	(230)	(1,659)

Equipment and leasehold improvements, net	4,680	3,573

Long-term assets:
Goodwill	6,608	6,617
Tradename	8,987	8,987
Other assets	429	353
Deferred income taxes	1,742	1,731

Total assets	$48,836	$50,155

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$7,113	$9,805
Accrued expenses and other liabilities	3,160	1,459
Capital lease obligations, current portion	50	111

Total current liabilities	10,323	11,375
Capital lease obligations and other liabilities	612	447
Series A Senior Notes to related parties, net of deferred compensation of $781 and $580 in 2002 and 2003, respectively	29,812	30,013

Total liabilities	40,747	41,835

Commitments and contingencies (see Note 6)
Stockholders’ equity:
Common stock — $0.001 par value in Ultra Clean shares; authorized 60,000,000 shares in Ultra Clean; issued and outstanding, 10,197,750 and 10,245,395 shares in 2002 and 2003, respectively	10,198	10,377
Deferred stock-based compensation	(260)	(316)
Accumulated deficit	(1,849)	(1,741)

Total stockholders’ equity	8,089	8,320

Total liabilities and stockholders’ equity	$48,836	$50,155

See notes to consolidated financial statements.

ULTRA CLEAN HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	Predecessor

		January 1,	November 16,
		2002	2002
	Year Ended	Through	Through	Year Ended
	December 31,	November 15,	December 31,	December 31,
	2001	2002	2002	2003

Sales	$76,486	$76,338	$7,916	$77,520
Cost of goods sold	66,129	66,986	7,972	67,313

Gross profit (loss)	10,357	9,352	(56)	10,207

Operating expenses:
Research and development	613	634	99	1,155
Sales and marketing	1,302	1,586	332	2,276
General and administrative	3,127	6,626	962	4,978
In-process research and development	—	—	889	—

Total operating expenses	5,042	8,846	2,282	8,409

Income (loss) from operations	5,315	506	(2,338)	1,798

Other income (expense):
Interest expense	(436)	(170)	(182)	(1,458)
Other income (expense), net	(4)	(6)	4	—

Total other expense	(440)	(176)	(178)	(1,458)

Income (loss) before income taxes	4,875	330	(2,516)	340
Income tax (provision) benefit	(1,981)	(642)	667	(232)

Net income (loss)	$2,894	$(312)	$(1,849)	$108

Net income (loss) per share:
Basic	$0.79	$(0.08)	$(0.21)	$0.01
Diluted	$0.64	$(0.08)	$(0.21)	$0.01
Shares used in computing net income (loss) per share:
Basic	3,680	3,680	8,668	9,976
Diluted	4,535	3,680	8,668	10,711

See notes to consolidated financial statements.

ULTRA CLEAN HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(Dollars in thousands)

				Retained
	Common Stock		Deferred	Earnings	Total
			Stock-based	(Accumulated	Stockholders’
	Shares	Amount	Compensation	Deficit)	Equity

Balance, January 1, 2001	3,680,000	$6,440		$(664)	$5,776
Net income	—	—		2,894	2,894

Balance, December 31, 2001	3,680,000	6,440		2,230	8,670
Capital contribution	—	1,330		—	1,330
Net loss	—			(312)	(312)

Predecessor ending balance, November 15, 2002	3,680,000	$7,770		$1,918	$9,688

Beginning balance, November 16, 2002	—	$—	$—	$—	$—
Issuance of common stock at par value for formation of Ultra Clean Holdings	250	—	—	—	—
Issuance of common stock	9,928,975	9,930	—	—	9,930
Issuance of restricted common stock to employees and related deferred stock-based compensation	268,525	268	(268)	—	—
Amortization of deferred stock-based compensation	—	—	8	—	8
Net loss	—	—	—	(1,849)	(1,849)

Balance, December 31, 2002	10,197,750	10,198	(260)	(1,849)	8,089
Issuance of common stock	47,645	47	—	—	47
Deferred stock based compensation related to stock options granted to employees	—	132	(132)	—	—
Amortization of deferred stock-based compensation	—	—	76	—	76
Net income	—	—	—	108	108

Balance, December 31, 2003	10,245,395	$10,377	$(316)	$(1,741)	$8,320

See notes to consolidated financial statements.

ULTRA CLEAN HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Predecessor

		January 1,	November 16,
		2002	2002
	Year Ended	Through	Through	Year Ended
	December 31,	November 15,	December 31,	December 31,
	2001	2002	2002	2003

Cash flows from operating activities:
Net income (loss)	$2,894	$(312)	$(1,849)	$108
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	1,766	1,477	231	1,483
Loss on equipment sale	3	—	—	105
Deferred income tax	457	(543)	(103)	213
Amortization of deferred compensation	—	—	33	325
Write-off of in-process research and development	—	—	889	—
Executive option cancellation	—	1,330	—	—
Changes in assets and liabilities:
Accounts receivable	5,126	(1,612)	(2,380)	(3,362)
Inventories	5,950	(1,665)	152	(894)
Prepaid expenses and other	(1,044)	767	134	(9)
Other assets	19	78	6	76
Accounts payable	(12,189)	2,789	2,502	2,568
Income taxes payable	(1,236)	(793)	(565)	1,357
Accrued expenses and other liabilities	(2,364)	2,752	(579)	(1,541)

Net cash (used in) provided by operating activities	(618)	4,268	(1,529)	429

Cash flows from investing activities:
Purchase of certificate of deposit	—	(250)	—	—
Acquisition of business, net of cash acquired	—	—	(26,285)	—
Purchases of equipment and leasehold improvements	(624)	(1,700)	(71)	(491)

Net cash (used in) investing activities	(624)	(1,950)	(26,356)	(491)

Cash flows from financing activities:
Principal payments on capital lease obligations	(320)	(248)	(24)	(140)
Borrowings (repayments) of notes payable to related parties, net	(1,400)	600	—	—
Proceeds from issuance of common stock	—	—	9,930	—
Principal payments on borrowings	—	—	(9,000)	—
Proceeds from issuance of long-term debt to related parties	—	—	29,786	—

Net cash (used in) provided by financing activities	(1,720)	352	30,692	(140)

Net (decrease) increase in cash	(2,962)	2,670	2,807	(202)
Cash at beginning of period	3,722	760	3,430	6,237

Cash at end of period	$760	$3,430	$6,237	$6,035

Supplemental cash flow information:
Income taxes paid	$3,217	$2,030	$—	$15

Interest paid	$551	$194	$—	$2,092

Noncash investing and financing activities:
Acquisition of equipment under capital lease	$348	$19	$143	$246

Common stock issued to employees	$—	$—	$268	$47

Accretion of Series A notes issued to employees	$—	$—	$25	$201

See notes to consolidated financial statements.

ULTRA CLEAN HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     Organization and Significant Accounting Policies

      Organization — Ultra Clean Technology Systems and Service, Inc. (the “Predecessor”) was incorporated in 1991 in California. The Predecessor was formed to manufacture and sell gas delivery systems to the U.S. semiconductor capital equipment industry. The Predecessor was acquired on November 15, 2002 in a transaction accounted for under the purchase method of accounting (see Note 2) by Ultra Clean Holdings, Inc. (“Ultra Clean”) (together with Predecessor, the “Company”). Ultra Clean was incorporated in 2002 in Delaware and is headquartered in Menlo Park, California with additional manufacturing facilities in Austin, Texas and Tualatin, Oregon. Ultra Clean had no significant operations prior to the purchase of Predecessor.

      Principles of Consolidation — The accompanying financial statements include the accounts of the predecessor company, Ultra Clean Technology Service and Systems, Inc. for the year ended December 31, 2001 and for the period from January 1, 2002 through November 15, 2002 and the accounts of the successor company, Ultra Clean Holdings, Inc. and its subsidiary, since inception including the period from November 16, 2002 through December 31, 2002 and for the year ended December 31, 2003. All intercompany accounts and transactions are eliminated in consolidation.

      Certain Significant Risks and Uncertainties — The Company operates in a dynamic industry and, accordingly, can be affected by a variety of factors. For example, any of the following areas could have a negative effect on the Company in terms of its future financial position, results of operations or cash flows: the highly cyclical nature of the semiconductor industry; reliance on a small number of customers; ability to obtain additional financing; regulatory changes; fundamental changes in the technology underlying semiconductor manufacturing processes or semiconductor manufacturing equipment; the hiring, training and retention of key employees; successful and timely completion of product design efforts; and new product design introductions by competitors.

      Concentration of Credit Risk — Financial instruments which subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. The Company sells its products to semiconductor capital equipment manufacturers in the United States. The Company performs credit evaluations of its customers’ financial condition and generally requires no collateral.

      Sales to significant customers as a percentage of total sales are as follows:

	Predecessor

		January 1,	November 16,
		2002	2002
	Year Ended	Through	Through	Year Ended
	December 31,	November 15,	December 31,	December 31,
	2001	2002	2002	2003

Customer:
Applied Materials, Inc.	51%	46%	50%	47%
Novellus Systems, Inc.	40%	26%	27%	24%
Lam Research Corporation	—	27%	22%	21%

      When combined, these same significant customers represented 98% and 89% of trade accounts receivable at December 31, 2002 and 2003.

      Use of Accounting Estimates — The presentation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates and judgments on historical experience and on various other assumptions that it believes are reasonable under the circumstances. However, future events

ULTRA CLEAN HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

are subject to change and the best estimates and judgments routinely require adjustment. Actual amounts may differ from those estimates.

      Fiscal Year — Effective January 1, 2003, Ultra Clean adopted a 52-53 week fiscal year ending on the Friday nearest to December 31. This change did not have a significant effect on the Company’s consolidated financial statements. For presentation purposes, the Company presents each fiscal year as if it ended on December 31. Using the 52-53 year end, fiscal year 2003 would have ended on December 26, 2003. All references to years refer to fiscal years.

      Inventories are stated at the lower of standard cost (which approximates actual cost on a first-in, first-out basis) or market. The Company evaluates the valuation of all inventories, including raw materials, work-in-process, finished goods and spare parts on a periodic basis. Obsolete inventory or inventory in excess of management’s estimated usage is written-down to its estimated market value less costs to sell, if less than its cost. Inherent in the estimates of market value are management’s estimates related to economic trends, future demand for products, and technological obsolescence of the Company’s products.

      At December 31, 2002 and 2003, inventory balances of $8,229,000 and $9,123,000 were net of write-downs of $1,582,000 and $1,601,000. The inventory write-downs are recorded as an inventory valuation allowance established on the basis of obsolete inventory or specific identified inventory in excess of estimated usage.

      Equipment and leasehold improvements are stated at cost, or, in the case of equipment under capital leases, the present value of future minimum lease payments at inception of the related lease. Depreciation and amortization are computed using the straight-line method over the lesser of the estimated useful lives of the assets or the terms of the leases. Useful lives range from three to seven years.

      Product Warranty — The Company provides a warranty on its products for a period of up to two years, and provides for warranty costs at the time of sale based on historical activity. The determination of such provisions requires the Company to make estimates of product return rates and expected costs to repair or replace the products under warranty. If actual return rates and/or repair and replacement costs differ significantly from these estimates, adjustments to recognize additional cost of sales may be required in future periods. Components of the reserve for warranty costs consisted of the following (in thousands):

	December 31,

	2002	2003

Beginning balance	$117	$89
Additions related to sales	36	74
Warranty costs incurred	(64)	(75)

Ending balance	$89	$88

      Income Taxes — Income taxes are provided using an asset and liability approach which requires recognition of deferred tax liabilities and assets, net of valuation allowances, for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities and net operating loss and tax credit carryforwards.

      Stock-Based Compensation — The Company accounts for its employee stock option plan in accordance with the provisions of Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and Financial Accounting Standards Board (“FASB”) Interpretation (“FIN”) No. 44, Accounting for Certain Transactions Involving Stock Compensation. Accordingly, no compensation is recognized for employee stock options granted with exercise prices greater than or equal to the fair value of the underlying common stock at the date of grant. The Company complies with the disclosure provisions of FASB Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for

ULTRA CLEAN HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure.

      The Company amortizes deferred stock-based compensation on the straight-line method over the vesting periods of the stock options, generally four years. Had compensation expense been determined based on the fair value at the grant date for all employee awards, consistent with the provisions of SFAS No. 123, the Company’s pro forma net income (loss) and net income (loss) per share would have been as follows (in thousands):

	Predecessor

		January 1,	November 16,
		2002	2002
	Year Ended	Through	Through	Year Ended
	December 31,	November 15,	December 31,	December 31,
	2001	2002	2002	2003

Net income (loss) as reported	$2,894	$(312)	$(1,849)	$108
Add: stock-based employee compensation included in reported net income (loss)	—	—	8	76
Less: total stock-based compensation determined under the fair value based method for all awards	(180)	(161)	(32)	(121)

Pro forma net income (loss)	$2,714	$(473)	$(1,873)	$63

Basic net income (loss) per share as reported	$0.79	$(0.08)	$(0.21)	$0.01

Diluted net income (loss) per share as reported	$0.64	$(0.08)	$(0.21)	$0.01

Pro forma basic net income (loss) per share	$0.74	$(0.13)	$(0.22)	$0.01

Pro forma diluted net income (loss) per share	$0.60	$(0.13)	$(0.22)	$0.01

      SFAS No. 123, Accounting for Stock-Based Compensation, requires the disclosure of pro forma net income as though the Company had adopted the fair value method since the inception of the Company. Under SFAS No. 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which differ significantly from the Company’s stock option awards. These models also require the use of subjective assumptions, including expected time to exercise, which greatly affect the calculated values. The Company’s calculations were made using the minimum value method with the following assumptions: expected life of five years and no dividends during the expected term. The risk free interest rate assumption used was 4.7% in 2001, 3.9% in 2002 and 2.8% in 2003. The Company’s calculations are based on a single option valuation approach, and forfeitures are recognized as they occur.

      Goodwill and Tradename — As part of the Ultra Clean acquisition in November 2002, the Company allocated the purchase price to the tangible and intangible assets acquired, liabilities assumed, and in-process research and development based on their estimated fair values (see Note 2). A third-party appraisal firm assisted management in determining the fair values of the assets acquired and the liabilities assumed. Such valuations required management to make significant estimates and assumptions, especially with respect to intangible assets. Estimates associated with accounting for the acquisition may change as

ULTRA CLEAN HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

additional information becomes available regarding the assets acquired and liabilities assumed. In particular, a claim by the Company for a refund of approximately $470,000 of the purchase price remains unresolved. Any payment of this unresolved amount will decrease the recorded goodwill.

      Critical estimates in valuing certain intangible assets include, but are not limited to: future expected cash flows from customer contracts; acquired developed technologies and patents; expected costs to develop the in-process research and development into commercially viable products and estimated cash flows from the projects when completed; the market position of the acquired products; and assumptions about the period of time the trade name will continue to be used in Ultra Clean’s product portfolio. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain.

      In June 2001, the FASB issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires that all business combinations initiated after June 30, 2001 be accounted for under the purchase method and addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. The provisions of SFAS No. 142 also require an annual goodwill impairment test or more frequently if impairment indicators arise. In testing for a potential impairment of goodwill, the provisions of SFAS 142 require the application of a fair value based test at the reporting unit level. The Company operates in one reporting segment which has one reporting unit. Therefore, all goodwill is considered enterprise goodwill and the first step of the impairment test prescribed by SFAS 142 requires a comparison of fair value to book value of the Company. If the estimated fair value of the Company is less than the book value, SFAS 142 requires an estimate of the fair value of all identifiable assets and liabilities of the business, in a manner similar to a purchase price allocation for an acquired business. This estimate requires valuations of certain internally generated and unrecognized intangible assets such as in-process research and development and developed technology. Potential goodwill impairment is measured based upon this two-step process. Management performed the annual goodwill impairment test as of December 31, 2002 and 2003 and determined that goodwill was not impaired.

      During the year ended December 31, 2003, the goodwill balance increased by $9,000 as a result of finalizing transaction costs related to the acquisition of the Predecessor.

      Long-Lived Assets — In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the Company evaluates the impairment of long-lived assets, based on the projection of undiscounted cash flows whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. In the event such cash flows are not expected to be sufficient to recover the recorded value of the assets, the assets are written down to their estimated fair values.

      Revenue Recognition — Revenue from the sale of gas delivery systems is generally recorded upon shipment. In arrangements which specify title transfer upon delivery, revenue is not recognized until the product is delivered. The Company recognizes revenue when persuasive evidence of an arrangement exists, shipment has occurred, price is fixed or determinable and collectability is reasonably assured. If the Company has not substantially completed a product or fulfilled the terms of a sales agreement at the time of shipment, revenue recognition is deferred until completion. Our standard arrangement for our customers includes a signed purchase order or contract, no right of return of delivered products and no customer acceptance provisions.

      The Company assesses collectibility based on the credit worthiness of the customer and past transaction history. The Company performs on-going credit evaluations of customers and does not require collateral from customers.

      Research and development expenses are charged to operations as incurred.

ULTRA CLEAN HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Reclassifications — Certain reclassifications have been made to the prior year consolidated financial statements to conform to the 2003 presentation. Such reclassifications had no effect on previously reported results of operations or retained earnings.

      Net Income (Loss) per Share — Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of shares outstanding for the period. Diluted net income (loss) per share earnings is calculated by dividing net income (loss) by the weighted average number of common shares outstanding and common equivalent shares from dilutive stock options and restricted stock using the treasury stock method, except when antidilutive (see Note 8).

      Comprehensive Income — In accordance with SFAS No. 130, Reporting Comprehensive Income, the Company reports by major components and as a single total, the change in its net assets during the period from nonowner sources. Comprehensive income for the year ended December 31, 2001, and the period from January 1, 2002 through November 15, 2002, and the period from November 16, 2002 through December 31, 2002 and the year ended December 31, 2003 was the same as net income.

      Recently Issued Accounting Standards — In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 supersedes previous accounting guidance, principally Emerging Issues Task Force (“EITF”) Issue No. 94-3. The provisions of SFAS No. 146 are applicable for restructuring activities initiated after December 28, 2002. SFAS No. 146 requires that a liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. Under Issue No. 94-3, a liability for an exit cost was recognized at the date of the commitment to an exit plan. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. The adoption of SFAS No. 146 on January 1, 2003 did not have a material effect on the Company’s consolidated financial statements.

      In November 2002, the FASB issued FIN No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. This interpretation specifies the disclosures to be made by a guarantor in its interim and annual financial statements concerning its obligations under certain guarantees that it has issued. FIN No. 45 also requires a guarantor to recognize a liability, at the inception of the guarantee, for the fair value of obligations it has undertaken in issuing the guarantee. The disclosure requirements of FIN No. 45 are effective for interim and annual periods ending after December 15, 2002. The initial recognition and initial measurement requirements of FIN No. 45 are effective for guarantees issued or modified after December 31, 2002. The adoption of these provisions did not have a material effect on the Company’s consolidated financial statements.

      In December 2002, the EITF reached a consensus on EITF Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. This Issue addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. This Issue addresses when and how an arrangement involving multiple deliverables should be divided into separate units of accounting. The guidance in this Issue is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF Issue No. 00-21 did not have a material effect on the Company’s consolidated financial statements.

      In January 2003, the FASB issued FIN 46, Consolidation of Variable Interest Entities, and a revised interpretation of FIN 46 (FIN 46R) in December 2003 (collectively FIN 46). These address consolidation of variable interest entities. FIN 46 provides guidance for determining when a primary beneficiary should consolidate a variable interest entity or equivalent structure that functions to support the activities of the primary beneficiary. The provisions of FIN 46 are effective immediately for all variable interest entities created after January 31, 2003. For variable interest entities created prior to February 1, 2003, the provisions of FIN 46 are effective for our first quarter of fiscal 2004. The Company does not expect the adoption of FIN 46 to have a material effect on the Company’s consolidated financial statements.

ULTRA CLEAN HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have a material effect on the Company’s consolidated financial statements.

      In December 2003 the SEC issued Staff Accounting Bulletin No. 104, Revenue Recognition. SAB 104 updates portions of existing interpretative guidance in order to make this guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The adoption of SAB 104 did not have a material effect on the Company’s consolidated financial statements.

2.     Acquisition

      At the close of business on November 15, 2002, the Company acquired all of the outstanding shares of Predecessor, Ultra Clean Technology Systems and Service, Inc., in a transaction accounted for using the purchase method of accounting. Ultra Clean incurred approximately $3,121,000 in acquisition expenses, including financial advisory and legal fees and other direct transaction costs, which were included as a component of the purchase price. Approximately $2,000,000 of such acquisition costs were paid to Francisco Partners Management, LLC, a related party.

      The purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair values as follows (in thousands):

Cash consideration	$23,164
Buyout of stock options	2,547
Estimated transaction costs	3,121

Total purchase price	$28,832

Tangible assets acquired	$27,694
Intangible assets acquired:
Tradename	8,987
In-process research and development	889
Assumed liabilities	(15,346)

Excess of cost over fair value (goodwill)	$6,608

      Accounting principles generally accepted in the United States of America require purchased in-process research and development with no alternative future use to be recorded and charged to expense in the period acquired. Accordingly, the results of operations for the period from November 16, 2002 through December 31, 2002, include the write-off of $889,000 of purchased in-process research and development that had not yet reached technological feasibility and had no alternative future use. The $889,000 of purchased in-process research and development resulted from one project for the development of a catalytic steam generator. This project related to the development of technology and a related product that simplified the generation of steam for use in the semiconductor manufacturing process. The development effort was completed in December 2003. Actual costs incurred to complete this project were not significantly different from the initial estimate. Value ascribed to the project was based on the cost method and represented the cost of personnel, material, equipment and finance charges that would have been incurred to replicate the project to its development stage at the date of acquisition.

      In accordance with EITF Issue No. 85-45, Business Combinations: Settlement of Stock Options and Awards, the buyout of $2,547,000 of stock options prior to the effective date of the acquisition was

ULTRA CLEAN HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

recorded by Predecessor as an expense in the period from January 1, 2002 through November 15, 2002. The buyout is included within general and administrative expenses in that period. In addition, an officer of Predecessor did not exercise options with a value of $1,330,000. Accordingly, the $1,330,000 was recorded as an expense in the period from January 1, 2002 through November 15, 2002 within general and administrative expenses with a corresponding credit to contributed capital.

      Certain executives of the Predecessor signed employment agreements with Ultra Clean. Under the terms of these arrangements, Ultra Clean recorded $741,000 for executive bonuses within general and administrative expenses for the period from November 16, 2002 through December 31, 2002. Certain payments under these arrangements were deferred (see Note 9).

      In connection with the purchase accounting transaction, the Company recorded a step-up in the inventory value of $113,000.

      The operating results of the Company have been included in the statements of operations from the date of acquisition.

3.     Inventories

      Inventories consisted of the following (in thousands):

	December 31,

	2002	2003

Raw materials	$5,693	$5,746
Work in process	2,452	3,282
Finished goods	84	95

Total	$8,229	$9,123

4.     Notes Payable and Borrowing Arrangements

      Notes payable consist of the following (in thousands):

	December 31,

	2002	2003

Series A Senior Notes to related parties and employees maturing November 15, 2009, interest at 5% payable on June 15 and December 15, of each year	$29,812	$30,013

      The Company had two revolving line of credit arrangements with Mitsubishi International Corporation. The arrangements permitted borrowings of up to $14,000 and $1,500 and expired on December 31, 2002 and November 27, 2002, respectively. Interest is payable monthly at various rates. There were no amounts outstanding under the lines at December 31, 2002 and 2003.

      The Company issued Series A Senior Notes for the principal sums of $24,130,000, $2,730,000 and $3,733,000 on November 15, 2002, November 26, 2002 and December 2, 2002, respectively. These notes are not redeemable by the holder and can be repaid, in whole or in part, with outstanding accrued interest at any time without penalty. As of December 31, 2002 and 2003, all Series A Senior Notes were held by related parties and employees of the Company.

Employee Debt

      Of the Series A Senior Notes issued on November 26, 2002, $1,342,000 was granted to employees of the Company for cash received from employees of $536,000 and $806,000 in deferred compensation. The

ULTRA CLEAN HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

deferred compensation amount vests, in equal annual installments, over four years from the grant date. Compensation expense is recognized and the corresponding debt amounts are accreted on a straight line basis over four years from the grant date. In the period from November 16, 2002 to December 31, 2002 and the year ended December 31, 2003, $25,000 and $201,000, respectively, was charged to compensation expenses related to the accretion of such debt amounts. At December 31, 2002 and 2003, $781,000 and $580,000 of deferred compensation was recorded as a reduction of the principal amount of debt outstanding of $30,593,000. At December 31, 2003, $604,000 of the employees debt was unvested. The unvested portion of this debt instrument is subject to forfeiture.

Bank Line of Credit

      In July 2003, Ultra Clean Technology Systems and Service, Inc. entered into a secured line of credit arrangement which permits borrowing of up to $10,000,000 based upon a defined borrowing base and bearing interest, at its option, at a rate equal to 2% per annum plus LIBOR or 0.25% per annum plus the reference rate established from time to time by the lender. Interest is payable monthly and the line expires on June 15, 2004. The arrangement contains financial covenants requiring the maintenance of minimum specified working capital, no successive quarterly net losses and tangible net worth ratios as well as a restriction on payment of any cash dividends. In addition, the arrangement requires that Francisco Partners, LLP retain at least 50% ownership of Ultra Clean. The Series A Senior Notes are subordinated to any borrowings under this credit arrangement. There were no amounts outstanding under the line of credit at December 31, 2003.

5.     Income Taxes

      The benefit (provision) for taxes on income consisted of the following (in thousands):

	Predecessor

		January 1,	November 16,
		2002	2002
	Year Ended	Through	Through	Year Ended
	December 31,	November 15,	December 31,	December 31,
	2001	2002	2002	2003

Current:
Federal	$(1,256)	$(928)	$479	$58
State	(268)	(257)	85	(77)

Total current	(1,524)	(1,185)	564	(19)

Deferred:
Federal	(396)	471	32	(152)
State	(61)	72	71	(61)

Total deferred	(457)	543	103	(213)

Total (provision) benefit	$(1,981)	$(642)	$667	$(232)

ULTRA CLEAN HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Significant components of net deferred tax assets for federal and state income taxes were as follows (in thousands):

	December 31,

	2002	2003

Net deferred tax asset:
Current:
Inventory valuation allowance, basis difference and other	$1,609	$1,512
Other accrued expenses	319	250
Net operating loss carryforwards	75	—
State taxes	1	40

	2,004	1,802

Long-term:
Deferred rent	87	7
Other accrued expenses	—	130
Depreciation	1,946	1,897
Other	—	(33)
State taxes	(291)	(270)

	1,742	1,731

Net deferred tax assets	$3,746	$3,533

      The effective tax rate differs from the federal statutory tax rate as follows:

	Predecessor

		January 1,	November 16,
		2002	2002
	Year Ended	Through	Through	Year Ended
	December 31,	November 15,	December 31,	December 31,
	2001	2002	2002	2003

Federal statutory income tax (benefit) expense rate	35.0%	35.0%	(35.0)%	35.0%
State income taxes, net of federal benefit	4.4	7.7	(4.2)	23.7
Goodwill	—	—	12.8	5.9
Other	0.7	—	—	3.6

Effective income tax rate	40.1%	42.7%	(26.4)%	68.2%

6.	Commitments

      The Company leases certain equipment under capital lease arrangements. In addition, the Company leases its corporate and regional offices as well as some of its office equipment under noncancelable

ULTRA CLEAN HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

operating leases. The Company has a renewal option for its leased facilities in Austin, Texas and Tualatin, Oregon. Future minimum lease payments under these leases are as follows (in thousands):

	Capital	Operating
	Leases	Leases

Year ending December 31:
2004	$123	$773
2005	92	362
2006	55	293
2007	31	133

Total	301	$1,561

Less interest	25

Present value of net minimum lease payments	276
Less current portion	111

Long-term portion	$165

      The cost of equipment under the capital leases included in property and equipment at December 31, 2002 and 2003 was approximately $551,000 and $796,000, respectively. Accumulated amortization of leased equipment at December 31, 2002 and 2003 was approximately $180,000 and $407,000, respectively.

      Rental expense for the year ended December 31, 2001, the period from January 1, 2002 through November 15, 2002, the period from November 16, 2002 through December 31, 2002 and the year ended December 31, 2003 was $918,000, $840,000, $137,000 and $1,113,000, respectively. Included within capital lease obligations and other liabilities in 2002 and 2003 was $227,000 and $17,000 of deferred rent, respectively.

      In connection with letters of credit required for the leases of certain facilities, the Company held $310,000 on deposit in restricted cash accounts as of December 31, 2002 and 2003. The restricted cash balance is included in other long term assets.

      The Company had commitments to purchase inventory totaling $13,416,000 at December 31, 2003.

7.     Stockholders’ Equity

      Under the 1999 Stock Option Plan (the “1999 Option Plan”), the Predecessor had reserved 425,000 common shares for issuance under options granted to employees. Options were generally granted at fair value at the date of grant as determined by the Board of Directors, had terms up to ten years and generally vested over four years. At November 15, 2002, prior to the sale of Predecessor, Predecessor had 148,625 shares available for future grants under the 1999 Option Plan and options exercisable for 194,406 shares were vested at a weighted average exercise price of $9.76. Outstanding options were settled in connection with the sale of Predecessor and the 1999 Option Plan was terminated.

      On February 20, 2003, Ultra Clean adopted the 2003 Stock Incentive Plan (the “2003 Option Plan”) and reserved 1,266,284 shares of its common stock for issuance under the 2003 Option Plan. Options are generally granted at fair value at the date of grant as determined by the Board of Directors, have terms up to ten years and generally vest over four years. At December 31, 2003, 211,034 shares were available for future grants under the 2003 Option Plan.

ULTRA CLEAN HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Option activity under the 1999 Option Plan and the 2003 Option Plan is as follows:

		Weighted
		Average
	Number of	Exercise
	Shares	Price

Outstanding, December 31, 2000	1,035,000	$2.29
Granted (weighted average fair value of $1.98)	75,500	9.50
Cancelled	(5,000)	9.50

Outstanding, December 31, 2001	1,105,500	2.75
Granted (weighted average fair value of $2.38)	21,500	13.40
Cancelled	(21,500)	3.03
Plan cancellation	(1,105,500)	2.98

Outstanding, December 31, 2002	—	—

Granted (weighted average fair value of $0.24)	1,067,000	1.00
Cancelled	(11,750)	1.00

Outstanding, December 31, 2003 (none vested)	1,055,250	$1.00

      During the year ended December 31, 2003, options to purchase 1,020,000 common shares of the Company were granted at an exercise price of $1.00 per share, which was equal to the estimated fair market value of the Company’s common shares on the grant date. These options had a weighted average fair value of $0.16. In addition, during the year ended December 31, 2003, options to purchase 5,000, 22,500 and 19,500 common shares of the Company were granted at an exercise price of $1.00 per share when the fair estimated market value of the Company’s common shares were $1.82, $3.24 and $4.97, respectively. These options had weighted average fair values of $0.96, $2.40 and $4.12, respectively.

Common Stock

      On November 15, 2002, all outstanding shares of Predecessor were purchased by Ultra Clean.

      In February 2003, the Company issued 47,645 shares of common stock to an employee. In connection with this grant, approximately $47,000 was recognized as compensation charge in general and administrative expenses.

Restricted Stock

      On November 26, 2002, Ultra Clean granted 268,525 shares of common stock to certain key employees. These shares vest, in equal installments, over a four year period from the date of grant, and any unvested shares are subject to repurchase at fair market value by Ultra Clean upon termination of the employee’s service to Ultra Clean. For the period from November 16, 2002 to December 31, 2002 and the year ended December 31, 2003, Ultra Clean charged $8,000 and $67,000, respectively, to compensation expense related to the vesting of such restricted stock. The unvested amount is subject to forfeiture, until the common stock is fully vested. At December 31, 2003, 67,131 shares were vested and 201,393 shares were subject to repurchase.

ULTRA CLEAN HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8.     Net Income (Loss) Per Share

      The following is a reconciliation of the numerators and denominators used in computing basic and diluted net income (loss) per share (in thousands):

	Predecessor

		January 1,	November 16,
		2002	2002
	Year Ended	Through	Through	Year Ended
	December 31,	November 15,	December 31,	December 31,
	2001	2002	2002	2003

Net loss (numerator), basic and diluted	$2,894	$(312)	$(1,849)	$108

Shares (denominator) — basic
Weighted average common shares outstanding	3,680	3,680	8,937	10,239
Weighted average common shares outstanding subject to repurchase	—	—	(268)	(263)

Shares used in computing basic net income (loss) per share	3,680	3,680	8,668	9,976

Shares (denominator) — diluted
Weighted average common shares outstanding	3,680			10,239
Dilutive effect of options outstanding	855			472

Shares used in computing diluted net income per share	4,535	3,680	8,668	10,711

Net income (loss) per share — basic	$0.79	$(0.08)	$(0.21)	$0.01

Net income (loss) per share — diluted	$0.64	$(0.08)	$(0.21)	$0.01

      For the periods from January 1, 2002 through November 15, 2002 and November 16, 2002 through December 31, 2002, the Company had securities outstanding which could potentially dilute basic earnings per share in the future, but the incremental shares from the assumed exercise of these securities were excluded in the computation of diluted net loss per share, as their effect would have been anti-dilutive. Such outstanding securities consist of the following:

	Predecessor

	January 1,	November 16,
	2002	2002
	Through	Through
	November 15,	December 31,
	2002	2002

Shares of common stock subject to repurchase	—	269
Outstanding options	1,106	—

	1,106	269

Deferred Stock Compensation

      During the year ended December 31, 2003, the Company issued 1,067,000 common stock options to employees at a weighted average exercise price of $1.00 per share. The weighted average exercise price was below the weighted average deemed fair value of the Company’s common stock which ranged from $1.00 to $4.97 per share. In connection with these options, the Company recorded deferred stock based

ULTRA CLEAN HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

compensation of approximately $132,000 and amortized approximately $9,000 as an expense during the year ended December 31, 2003.

9.     Employee Benefit Plan

      The Company sponsors a 401(k) savings and profit sharing plan (the “401(k) Plan”) for all employees who meet certain eligibility requirements. Participants could elect to contribute to the 401(k) Plan, on a pre-tax basis, from 2-19% of their salary up to a maximum of $11,000. The Company may make matching contributions up to 6% of employee contributions based upon eligibility. The Company made approximately $147,000, $145,000, $23,000 and $186,000 in discretionary employer contributions to the 401(k) Plan in the year ended December 31, 2001, the period January 1, 2002 through November 15, 2002, the period from November 16, 2002 through December 31, 2002 and the year ended December 31, 2003, respectively.

10.     Related Party Transaction

      In addition to the related party transactions previously described, Ultra Clean entered into an agreement with a key executive of Ultra Clean on November 15, 2002 to defer payment of $265,000 in compensation until November 15, 2009. Under this arrangement Ultra Clean pays interest of 2.7% per annum, payable on June 30 and December 31 of each year. The amounts owed under this arrangement may be prepaid by Ultra Clean at the discretion of the board of directors. The principal amount owed under this arrangement is contained within capital lease obligations and other liabilities on the balance sheet of Ultra Clean.

11.     Subsequent Events

      On March 5, 2004, the Company amended its bank credit arrangement to remove the requirement that Francisco Partners, L.P. retain at least 50% ownership of Ultra Clean.

      On March 2, 2004, Ultra Clean effected a one for four reverse stock split of its common stock. All share and per share data of Ultra Clean included in the accompanying consolidated financial statements has been adjusted to give effect to the reverse stock split.

      On March 1, 2004, contingent upon the closing of the initial public offering, the Company’s board of directors approved the redemption of $30,593,000 in aggregate principal amount of its Series A Senior Notes held by related parties and employees, which includes the accelerated vesting of $604,000 aggregate principal amount of previously unvested Series A Senior Notes held by employees. The charge for the vesting acceleration will be recorded in the period the registration statement is declared effective by the Securities and Exchange Commission.

      In addition, the Company’s board of directors adopted the Employee Stock Purchase Plan (“Stock Purchase Plan”). Under this Stock Purchase Plan, eligible employees may authorize salary withholdings of up to 10% of their base compensation to purchase shares of common stock at a price of 85% of the fair market value at certain specified dates within a defined purchase period. The initial purchase period commences upon the effective date of the registration statement. Ultra Clean has initially reserved 555,343 shares of common stock for issuance under this Stock Purchase Plan.

      The Company’s board of directors also authorized an additional 1,851,143 shares of common stock for future grants under the 2003 Option Plan plus an annual increase equal to the lesser of 2.0% of the Company’s then outstanding shares or 370,288 shares, or a lesser number of shares approved by the Company’s board of directors. The Company’s board of directors increased the authorized common shares to 90,000,000 and authorized preferred shares of 10,000,000. In addition, the board of directors granted 62,500 shares of restricted stock to a board member. The shares vest over four years.